Amendment No. 3 to Draft Registration Statement, as confidentially submitted to the Securities and Exchange Commission on November 22, 2021.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GUARDIAN PHARMACY SERVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware	5912	87-3627139
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

171 17th Street NW

Suite 1400

Atlanta, Georgia 30363

(404) 810-0089

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Fred P. Burke

President and Chief Executive Officer

Guardian Pharmacy Services, Inc.

171 17th Street NW

Suite 1400

Atlanta, Georgia 30363

(404) 810-0089

(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

Mark L. Hanson, Esq. Jones Day 1221 Peachtree Street NE, Suite 400 Atlanta, Georgia 30361 (404) 521-3939	Mark J. Mihanovic, Esq. McDermott Will & Emery LLP 415 Mission St., Suite 5600 San Francisco, California 94105 (650) 815-7438

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Class A Common Stock, par value $0.001 per share	$	$

(1)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of any additional shares of Class A common stock that the underwriters have the option to purchase.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

We currently operate as Guardian Pharmacy, LLC, an Indiana limited liability company. On November 16, 2021, we formed Guardian Pharmacy Services, Inc., a Delaware corporation, which is the registrant whose name appears on the cover of this registration statement the (“Registrant”). Immediately prior to the completion of this offering, we will complete a series of internal reorganization transactions pursuant to which, among other things, Guardian Merger Corp., a Delaware corporation and wholly owned subsidiary of the Registrant, will merge with and into Guardian Pharmacy, LLC, with Guardian Pharmacy, LLC as the surviving entity. As a result of the merger, Guardian Pharmacy, LLC will become a wholly owned subsidiary of the Registrant, and the members of Guardian Pharmacy, LLC immediately prior to the consummation of this offering will become holders of shares of Class B common stock of the Registrant. We refer to these transactions throughout the accompanying prospectus as the “Corporate Reorganization.” See the section of the prospectus titled “Corporate Reorganization” for further detail regarding these transactions.

Except as disclosed in the accompanying prospectus, the consolidated financial statements, summary historical consolidated financial data and other financial information included in this registration statement are those of Guardian Pharmacy, LLC and its subsidiaries and do not give effect to the Corporate Reorganization.

Shares of the Class A common stock of Guardian Pharmacy Services, Inc. are being offered hereby.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject To Completion Preliminary Prospectus Dated November 22, 2021

P R O S P E C T U S

            Shares

Class A Common Stock

This is Guardian Pharmacy Services, Inc.’s initial public offering. We are selling                  shares of our Class A common stock.

We expect the public offering price to be between $                 and $                 per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that our Class A common stock will trade on the New York Stock Exchange (“NYSE”) under the symbol “GRDN.”

Upon completion of this offering, we will have two classes of common stock outstanding: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except for certain transfer restrictions and conversion terms applicable to Class B common stock. Each share of Class A common stock and Class B common stock entitles its holder to one vote on all matters presented to our stockholders generally.

Immediately following this offering, we expect that a group of holders of Class B common stock including certain of our executive officers and directors and their affiliates, who we refer to as the “Guardian Founders,” will collectively control a majority of the voting power of shares eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the corporate governance rules of NYSE. See “Management—Controlled Company Exemption.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our Class A common stock involves risks that are described in the “Risk Factors” section beginning on page 26 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also exercise their option to purchase up to an additional                  shares of Class A common stock from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                 , 2021.

BofA Securities	Morgan Stanley
Raymond James	Truist Securities

The date of this prospectus is                 , 2021

Guardian Pharmacy Locations

You should rely only on the information contained in this prospectus or contained in any free writing prospectus that we have filed with the Securities and Exchange Commission (the “SEC”). Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Class A common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of its date regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

We are offering to sell, and seeking offers to buy, our Class A common stock only in jurisdictions where such offers and sales are permitted. For investors outside the United States, neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside the United States who come into possession of this prospectus and any free writing prospectus related to this offering are required to inform themselves about, and to observe any restrictions related to, the offering of the shares of our Class A common stock and the distribution of this prospectus and any such free writing prospectus outside of the United States.

ABOUT THIS PROSPECTUS

Basis of Presentation

Guardian Pharmacy Services, Inc., a recently formed Delaware corporation (“Guardian Inc.”), is currently a direct, wholly owned subsidiary of Guardian Pharmacy, LLC, an Indiana limited liability company (“Guardian Pharmacy, LLC”). Immediately prior to the completion of this offering, we will complete a series of internal reorganization transactions pursuant to which, among other things, Guardian Merger Corp., a Delaware corporation and wholly owned subsidiary of Guardian Inc. (“Merger Sub”), will merge with and into Guardian Pharmacy, LLC, with Guardian Pharmacy, LLC as the surviving entity. As a result of the merger, Guardian Pharmacy, LLC will become a wholly owned subsidiary of Guardian Inc. and the members of Guardian Pharmacy, LLC immediately prior to the consummation of this offering will become holders of shares of Class B common stock of Guardian Inc. We refer to these transactions throughout this prospectus as the “Corporate Reorganization.” See the section titled “Corporate Reorganization” for further detail regarding these transactions.

As a result of the Corporate Reorganization, Guardian Inc. will be a holding company and the sole manager of Guardian Pharmacy, LLC, with no material assets other than its 100% interest in Guardian Pharmacy, LLC. Prior to the Corporate Reorganization, Guardian Inc. has not conducted any activities other than in connection with its incorporation and in preparation for this offering.

Except as disclosed in this prospectus, the consolidated financial statements and summary historical consolidated financial data and other financial information included in this prospectus are those of Guardian Pharmacy, LLC and its subsidiaries and do not give effect to the Corporate Reorganization. Shares of the Class A common stock of Guardian Inc. are being offered by this prospectus.

As used in this prospectus, unless otherwise indicated or the context otherwise requires, references to “we,” “us,” “our,” “Guardian,” the “Company” or similar terms refer: (i) prior to the Corporate Reorganization discussed elsewhere in this prospectus, to Guardian Pharmacy, LLC and its subsidiaries; and (ii) following the Corporate Reorganization, to Guardian Pharmacy Services, Inc., the issuer of the Class A common stock offered hereby, and its subsidiaries. We also refer to Guardian Inc. as the “Issuer.”

Industry and Market Data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position and market opportunity, is based on our management’s estimates and research, as well as industry and general publications and research, surveys and studies conducted by third parties. Our management’s estimates are derived from publicly available information, their knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable. While we believe the industry, market and competitive position data included in this prospectus is reliable and based on reasonable assumptions, we have not independently verified data from third-party sources. This data involves a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the third parties and by us.

Trademarks, Service Marks and Trade Names

This prospectus includes references to trademarks, service marks and trade names that we use in connection with the operation of our business, including without limitation, Guardian Pharmacy, Guardian Pharmacy Services, GuardianShield, Guardian Compass and our logos, which are our property and are protected under applicable intellectual property laws. This prospectus also may contain trademarks, service marks and trade names of other companies, which are the property of their respective owners. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are referred to without the TM, SM and ® symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our Class A common stock. You should read the entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” as well as our historical consolidated financial statements and the related notes thereto included elsewhere in this prospectus, before making an investment decision.

Overview

We are a leading long-term care pharmacy services company that facilitates the full lifecycle of pharmacy administration and associated consultative services for residents of long-term health care facilities (“LTCFs”). We perform the clinical, administrative and dispensing functions necessary to serve high acuity LTCFs, such as skilled nursing facilities (“SNFs”), while also emphasizing high-touch, localized capabilities that adapt to the needs of residents in historically lower acuity LTCFs, such as assisted living facilities (“ALFs”), group homes (“GHs”) and behavioral health facilities (“BHFs,” and together with GHs, “GH/BHFs”). As of September 30, 2021, our 39 pharmacies served approximately 132,000 residents in approximately 5,000 LTCFs across 26 states. More than two-thirds of our annual revenue for each of the past three years has been generated from residents of ALFs and GH/BHFs.

Within the U.S. LTCF market, we believe the ALF and GH/BHF sectors present the most attractive opportunity and have the highest growth potential for our business. Certain characteristics of ALFs, which are not typical of SNFs, create additional challenges and complexities for pharmacy service providers and highlight the importance of Guardian’s specialized administrative skills and capabilities. First, residents at ALFs typically are on a variety of different pharmacy benefit plans, each with a distinct formulary and reimbursement process, covering their complex pharmaceutical regimens. Second, ALFs often lack staff with formal clinical training and usually do not have an on-site medical director or full-time nurse. Because residents of ALFs rely on off-site physicians to oversee and monitor their health conditions, there is an increased need for coordination among ALFs, each resident’s physicians and the pharmacies. Third, residents in these facilities have the right to choose their own pharmacy, which often leads to multiple pharmacy service providers for a single ALF. These characteristics are also typical of most GH/BHFs.

To address these issues, Guardian offers a variety of services that we believe differentiate us from our competitors. Through our local pharmacy management model and our proprietary suite of technologies, including our data warehouse, we monitor the prescriptions we fill for compatibility with each resident’s overall pharmaceutical regimen and coverage under the resident’s pharmacy benefit plan. Further, we provide tailored services and on-site training to help caregivers administer medications to residents more safely, efficiently and cost effectively. In addition, each of our pharmacies has a dedicated account management team focused on increasing the number of residents using our services at each facility we serve, which we refer to as “resident adoption.” We believe that through the combination of these services, we are able to increase resident adoption, simplify the administration of medications and help drive better clinical outcomes for residents in the LTCFs that we serve.

We are a trusted partner to:

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Residents. We help monitor resident drug regimens and coordinate with each resident’s prescribing physicians to confirm clinical appropriateness and to help maximize coverage under the resident’s pharmacy benefit plan. We also partner with each facility to achieve adherence to a resident’s drug regimen. We believe that these services improve clinical outcomes and reduce hospitalizations and out-of-pocket costs for the resident.

•	LTCFs / Caregivers. We help caregivers deliver high quality resident care by streamlining the intricacies associated with drug administration and compliance with related regulatory requirements. We do this through the information available from our data warehouse, our compliance packaging of the prescriptions we fill and the clinical training we offer to caregivers.

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Health Plan Payors. Our services help facilitate proper management of residents’ pharmaceutical regimens and reduce errors in drug administration, which we believe ultimately results in better clinical outcomes and thereby lowers overall health care costs for health insurance plan payors.

Our Resiliency and Ongoing Recovery through the COVID-19 Pandemic

On March 11, 2020, the World Health Organization designated the novel coronavirus and its related disease (“COVID-19”) as a global pandemic. With its unique set of challenges, the COVID-19 pandemic has highlighted the vital nature of the services that we provide. Through modifications to procedures at our local pharmacies, we never stopped providing 24/7 service to safely address the needs of our customers and help drive effective health outcomes.

In response to the pandemic, we took action to prioritize the health and safety of our employees, the residents we serve and their caregivers, our suppliers, and others with whom we partner in our business activities. Our local management model empowered us to implement enhanced operational and safety processes, including the use of PPE, sanitizing protocols, social distancing, remote work and modified delivery protocols, in each case based on local health conditions and regulations, pharmacy boards and customer requirements. We also assist in the administration of COVID-19 vaccines to our customers’ employees and residents at various facilities that we serve, as well as offering vaccines to our employees. These efforts allowed us to continue to serve our customers and residents without interruption during the pandemic.

The COVID-19 pandemic resulted in significant reductions in resident occupancy at LTCFs in 2020 and into 2021. Despite declining occupancy levels at the LTCFs that we serve and interruptions in the execution of our marketing and sales strategies given COVID-19 related restrictions, customer reluctance and lack of resources to consider a change in pharmacy provider during the pandemic, our revenue grew by 5.4% in 2020 as compared to 2019. Ninety-two percent (92%) of our revenue growth in 2020 was attributable to organic growth and the remaining eight percent (8%) was the result of acquisitions.

According to the National Investment Center for Seniors Housing and Care (“NIC”), a leading authority on senior housing occupancy trends, assisted living facilities hit their lowest occupancy rates at 75.5% in the month ended March 31, 2021. This compares to 88.2% as of year-end 2019, prior to the COVID-19 pandemic. In a June 2021 NIC publication, NIC indicated cautious optimism that “occupancy rates appear to have hit bottom”

in February and March 2021. NIC data indicates that ALF and SNF occupancy rates have each experienced two sequential quarters of improvement in the second and third quarters of 2021.

In addition, NIC’s survey of senior housing executives (which data is shown below) similarly suggests significant improvement in the pace of move-ins to senior living facilities since the height of the pandemic. This trend in move-in pace has generally shown consistent acceleration through 2021, with the exception of the deceleration during September 2021, which we believe was attributable to the impact of the Delta variant of COVID-19.

Brookdale Senior Living Inc., the nation’s largest operator of senior housing facilities and our largest customer, publicly announced in May 2021 that its consolidated seniors housing portfolio and its monthly net move-ins and move-outs turned positive in March 2021 for the first time since the pandemic began. Brookdale has reported that its occupancy rates have increased sequentially each month from March 2021 through October 2021.

COVID-19 has impacted the number of residents we serve in a manner generally consistent with the occupancy trends of the LTCF industry. In March 2020, we served approximately 132,000 residents. Starting in April 2020, we began to experience monthly net reductions in the total number of residents served at facilities of our existing LTCF customers. After experiencing a decline in residents served through March 2021, our total number of residents served began to increase, as did LTCF industry occupancy numbers. As of September 2021, our resident count had returned to our pre-pandemic total of approximately 132,000.

We cannot predict with reasonable certainty whether the recent trend of increases in the number of residents we serve will continue, or if it will do so at the pace we have experienced in the past several months. However, we believe as our industry continues to emerge from the pandemic, we are well-positioned to capitalize on the growth opportunity as LTCFs strive to increase resident occupancy levels.

Guardian Pharmacy Growth Since Inception

Due to the breadth of the services we offer, the benefits of our pharmacy management model and our history of implementing our growth strategies, we have consistently achieved significant growth since our inception. We have grown from one pharmacy in 2004 to 39 as of September 30, 2021, increasing annual revenues from $15 million in 2004 to $736 million in 2020, which has resulted in a 27.5% CAGR in revenue and a 23.9% CAGR in residents served. The chart below shows our significant growth since 2004 when we entered the ALF market with our first pharmacy in Phoenix, Arizona.

Our growth in residents served has historically resulted from both “acquired growth” and “organic growth.” Acquired growth represents growth in the number of residents served from the acquisition of an operating pharmacy, which we measure using the number of residents served by the acquired pharmacy as of the acquisition date. Organic growth represents the increase in the number of residents served (i) by our acquired pharmacies subsequent to the acquisition date, and (ii) by our new, or “greenfield,” pharmacies at opening and as they continue to grow. We generate organic growth through new and expanded LTCF relationships as well as increased resident adoption of our services at the facilities we already serve. Our multi-faceted growth strategy involves locating, integrating and substantially improving the pharmacies we acquire, and strategically locating and achieving profitable growth at the greenfield pharmacies we open.

Prior to the COVID-19 pandemic, we had established a track record of significant organic growth, which we believe is poised to reaccelerate as the pandemic subsides in the United States. During the five years ended December 31, 2019, we experienced 146% growth in the number of residents we served, with 90% attributable to organic growth and 56% attributable to acquisitions. From March 31, 2020 to September 30, 2021, COVID-19 impacted the number of residents we serve in a manner generally consistent with the occupancy trends of the LTCF industry. As the number of new daily cases of COVID-19 in the U.S. began to drop in early 2021 and our LTCF customers then began to ease pandemic-related restrictions, our total number of residents served increased so that by September 30, 2021 we served approximately 132,000 residents, equaling our March 2020 pre-pandemic total. As LTCFs push to return their occupancy rates to pre-pandemic levels, we expect our growth to be fueled by both the recovery in resident move-ins and our organic and acquisition growth activities that have driven our growth since our inception. We believe these factors should cause our historical growth patterns to be augmented with the growth we expect to experience from the anticipated increase in LTCF occupancy.

Historical Organic and Acquired Resident Growth

*	Residents Served reflects total residents served during the month indicated.

For the years ended December 31, 2016 through December 31, 2020, we had a 12.8% CAGR in our net income from $18.3 million to $29.7 million. During the same period, we had a 17.4% CAGR in our Adjusted EBITDA from $27.8 million to $52.9 million.

The May 2020 IBISWorld Institutional Pharmacy Report estimated that U.S. institutional pharmacy market revenues would be approximately $20 billion in 2021. This market is currently served by Guardian, two national pharmacy services providers historically focused on serving SNFs, several regional providers and over 1,000 independent pharmacies. Given our 2020 revenue of $736.0 million in relation to the size of this large market, we believe we have significant opportunity to execute our growth strategy.

Industry research indicates that revenues in the U.S. ALF market are projected to have a CAGR of more than 5% from 2021 to 2027. We believe that this favorable market provides Guardian with significant opportunity for future growth.

Our revenue of $600.4 million, $698.3 million and $736.0 million for the years ended December 31, 2018, 2019 and 2020, respectively, represents compound annual growth of 10.7%. For the years ended December 31, 2018, 2019 and 2020, our net income was $23.3 million, $31.4 million and $29.7 million, respectively, and our Adjusted EBITDA was $44.5 million, $52.5 million and $52.9 million, respectively. See the section titled “Prospectus Summary—Summary Historical Consolidated Financial Data—Adjusted EBITDA” for the definition of Adjusted EBITDA as well as a reconciliation of Adjusted EBITDA to net income.

Challenges We Address

In long-term care settings, proper coordination of drug administration is critical to managing the overall health and wellbeing of residents. Residents of LTCFs are at high risk for adverse drug events given the complex mix of medications prescribed by the various physicians responsible for their care. Lapses in care or incorrect administration can result in serious adverse drug events, which can result in hospitalization and have significant implications on both the quality and duration of life, in addition to the overall cost of healthcare.

In comparison to historically higher acuity settings such as SNFs, ALFs in particular face a number of challenges in the pharmacy administration lifecycle. ALFs were initially conceived of as senior living facilities providing stimulation and community for elderly individuals who no longer desired, or were capable of, independent living. However, over time, these facilities have expanded their services to increasingly address the health needs of an ever-growing number of older and higher acuity residents who need assistance with medical care.

The increased clinical needs of ALF residents, as reflected in the above data from NCAL, translate into a need for resident assistance in maintaining their drug regimens. According to the Argentum Getting to 2025 Executive Member Report, in 2019, the average ALF resident was 87 years old and the average resident took 12 to 14 prescriptions daily. By contrast, in 2001, the average ALF resident was 80 years old. ALF residents today require greater assistance in maintaining their drug regimens, and consistency and accuracy in drug administration is now a key service that ALFs provide to their residents.

There are several specific ongoing industry trends that we believe will continue to drive the increased need for ALFs, as well as GH/BHFs, to act as caregivers, and in turn help drive demand for the associated and critical pharmacy services that we provide:

•	Aging demographics and increases in the number of assisted living residents;

•	Later age-in and age-out of assisted living residents, requiring greater emphasis on healthcare delivery and associated coordination of complex pharmaceutical regimens;

•	Improving life expectancy and enhanced quality of care , which increases duration and acuity of treatment required for residents in historically lower acuity settings like ALFs and GH/BHFs; and

•	Highly fragile population of individuals with behavioral health needs at GH/BHFs.

Our Solution and Value Proposition

We believe that we have uniquely built our capabilities and associated technology tools to address the growing challenges that are specific to our end markets. In addition to the services we provide to LTCFs generally, we provide ALFs and GH/BHFs with tailored services that enhance their abilities as caregivers to their residents. We offer a suite of high-touch consultative pharmacy services, using a portfolio of proprietary data analytics systems and technology, designed to help ensure that the right dose of the right medication is provided to the right resident at the right time. Examples of our services include:

•	Assisting residents in confirming appropriate pharmacy benefit plan coverage of their medication by coordinating formulary interchanges with residents’ physicians;

•	Proactive analysis of potential adverse drug interactions and managing potential risks in medication administration;

•	Customized compliance packaging for LTCFs, organized by resident and time of administration;

•	Integration of a resident’s drug regimen with the LTCF’s Electronic Medication Administration Records (“EMARs”);

•	Customized drug administration training for LTCF caregivers;

•	Conducting mock audits of LTCFs to monitor compliance with drug administration and government regulation; and

•	Periodic drug regimen review for each resident by consulting pharmacists.

In summary, through our comprehensive suite of pharmacy services and our service-focused approach, we believe that we offer a compelling value proposition to residents, to LTCFs and their respective caregivers, particularly in ALFs and GH/BHFs, and to health plan payors.

The Guardian Pharmacy Prescription Workflow Lifecycle

Through our locally-based pharmacies, we utilize complex technology to manage the dispensing and administration of prescriptions to residents of LTCFs over the full prescription lifecycle, as depicted below.

Our Key Strengths

We utilize a high touch, resident-centric, superior customer service model to help drive pharmaceutical regimen adherence and improved clinical outcomes, while managing overall costs.

We believe that our high touch model helps optimize a resident’s drug compliance, contributes to fewer instances of adverse drug events and decreases in resident hospitalizations, resulting in lower costs to residents, LTCFs and health plan payors.

We use our technological tools to enhance our ability to serve LTCFs and drive operational efficiencies.

The scale of our business has enabled us to make significant investments to equip our pharmacies with dynamic technologies designed to drive superior operational efficiencies in pharmacy workflow management. Specific areas of our business in which we have made investments include automated robotic dispensing technology, compliance packaging, pharmacy workflow software, EMAR integration capabilities, cybersecurity infrastructure and disaster recovery business continuity.

We believe that our business model promoting local management autonomy, combined with our centralized corporate support, results in superior service to LTCFs and their residents.

We believe that our pharmacy management model offers local and tailored support to LTCFs and their residents, and enables us to adapt our technology and dispensing capabilities to customer needs in each local market. Through the centralized corporate support that we provide to our local pharmacies, we empower our local management teams, offer leadership support services and training, and provide centralized purchasing power, thereby enhancing our ability to manage larger scale accounts and improve resident adoption rates and facility compliance.

We have developed a comprehensive data analytics platform to support our local pharmacies and the LTCFs they serve with information that improves resident care.

Our business model is supported by our proprietary centralized data warehouse, which collects a variety of data related to pharmacy operating systems, purchasing and inventory management, finance and business planning, pharmacy benefit plan reimbursement, sales and customer relationship management, human resources and payroll, and banking. Our Guardian Compass platform offers insights to enhance efficiencies for our pharmacies, including proprietary real-time operational dashboards and metrics. Our suite of GuardianShield products offer customer and clinical services that benefit both the residents we serve and their caregivers.

The power of our analytical tools was also demonstrated during the COVID-19 pandemic as our ability to measure productivity in real-time allowed us to manage expenses to mitigate the impact of resident attrition on our financial performance.

Leveraging Our Data Warehouse to Deliver Insights

We are led by an exceptional team, both at the corporate and local levels, with a proven history of industry leadership and operational excellence.

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Highly experienced and entrepreneurial executive leadership. We are led by highly experienced and entrepreneurial executive officers, each of whom has nearly 30 years of experience founding and leading successful companies in the pharmacy industry. Prior to our inception, Fred Burke, our President and Chief Executive Officer, David Morris, our Executive Vice President and Chief Financial Officer, and Kendall Forbes, our Executive Vice President of Sales & Operations, began working together in 1993 on a previous pharmacy venture that was acquired by Bindley Western Industries (“Bindley Western”) in 1999.

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Experienced local pharmacy leadership teams. We also have strong management teams in place at the local level, with the majority of local pharmacy presidents having been in their positions for over a decade. The importance and strength of our local leadership was highlighted during COVID-19 as local management teams were empowered to make decisions in real-time that were specific to the evolving pandemic-driven conditions and regulations in their markets, in order to maintain our service levels to our customers and residents.

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Strong corporate support group. We are supported by a team of more than 75 employees who collectively bring deep experience to the Company in relevant areas such as technology, pharmacy operations, supply chain, legal, regulatory/compliance, revenue cycle management and network contracting, purchasing, marketing, real estate, human resources, leadership development and finance.

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Support from sophisticated group of investors. We have been primarily capitalized by Bindley Capital Partners, LLC, a private investment firm led by William Bindley, who serves as our Chairman of the Board and has provided significant strategic leadership. Mr. Bindley, a pioneer in the healthcare services industry, was the founder, chairman and chief executive officer of Bindley Western, a pharmaceutical distribution and services company acquired by Cardinal Health, Inc. for $2.3 billion in 2001. He also served as an executive and the chairman of Priority Healthcare Corporation, a specialty pharmacy services company that was spun-off from Bindley Western in 1998 and acquired by Express Scripts, Inc. for $1.3 billion in 2005. In addition, Cardinal Equity Partners, along with Fred Burke, David Morris and Kendall Forbes, have made significant capital investments in the Company. Collectively, this group of investors has extensive experience and expertise in the healthcare services industry.

Our Growth Strategy

We have demonstrated continued growth since our inception in 2004. Since then, the execution of our core growth strategy and the investments that we have made in our people, processes and technology have generated strong returns. With $67.1 million of equity capital invested through 2020, together with $32.6 million of net debt outstanding as of December 31, 2020, we have built a business that yielded net income and Adjusted EBITDA of $29.7 million and $52.9 million, respectively, for the year ended December 31, 2020. Since 2015, Guardian has more than doubled its resident count and its revenue. The majority of this growth has been achieved organically. In each of the past three years, we derived more than two-thirds of our annual revenue from the higher growth ALF and GH/BHF markets, and we expect that revenue mix to continue.

The four key pillars that we expect to drive our continued growth are:

•	Increase local LTCF accounts.

Our sales teams actively engage in marketing efforts to build relationships with local ALFs and GH/BHFs we do not currently serve in existing markets. This target customer group may operate a single LTCF or a small number of LTCFs but are generally characterized by their focus on a specific local area.

•	Increase large multi-location LTCF accounts.

We have established relationships with large multi-location ALFs, including Brookdale Senior Living, Life Care Services and Belmont Village Senior Living. We believe that our customer-oriented business model, which is able to serve large numbers of residents across geographic regions, provides a competitive advantage as we develop relationships with these LTCF operators. We believe there are significant opportunities to expand our business serving large multi-location ALF accounts.

Our ability to contract with new, and grow our business with existing, large, multi-location accounts is illustrated by us more than tripling the number of residents we served at large, multi-location accounts between 2015 and 2020, from approximately 7,600 to 30,000.

Large, Multi-Location LTCF Account

Revenue and Residents

•	Increase resident adoption of our services in ALF accounts.

We increase the adoption of our services by residents within existing ALF accounts through targeted marketing efforts, leveraging data, and demonstrating our value proposition to LTCFs, residents and caregivers. For example, after becoming the preferred provider for a significant number of LTCFs of a large multi-location LTCF operator, we significantly increased the number of residents served at those facilities to over 80% through our marketing efforts. Through a combination of these efforts and increasing the number of facilities we serve, we have grown our resident count at this large, multi-location customer from approximately 1,900 residents during the month ended December 31, 2015 to over 6,700 during the month ended September 30, 2021.

•	Ongoing geographic expansion.

For both our acquisition program and our greenfield initiatives, we focus on expanding our market share and increasing profitability through strategic evaluation and implementation of opportunities to acquire and build out new pharmacies in existing and underserved markets.

Our geographic expansion to date has relied on a two-pronged business development strategy comprised of (1) finding qualified local pharmacy operators to partner with and (2) growing with our existing pharmacy operators into new markets. Once we have identified a new partner, we seek to either acquire their pharmacy or execute a startup pharmacy with them. In addition, we seek to grow into new markets with our existing pharmacy partners through acquisitions or startups.

In addition, we believe our investments in human capital, technology, and services capabilities position us to continue to pursue rapid innovation and potentially expand our business as a health care service provider in the post-acute care sector. While to date we have only served the LTCF markets, we recognize the continued

evolution of healthcare delivery in which alternate sites of care are increasingly relevant. For example, we believe that our core capabilities and value proposition could be applicable to the large and expanding home health, P.A.C.E. and hospice end markets.

Once we establish a relationship with a local LTCF or a multi-location LTCF operator, our local sales team engages in direct marketing to residents in each individual LTCF in order to increase resident adoption of our services at that facility.

Risks Associated with Our Business

Our business is subject to numerous risks, as more fully described in the section titled “Risk Factors” immediately following this prospectus summary. You should carefully consider all of the risks discussed in the “Risk Factors” section before investing in our Class A common stock. These risks include, among others:

•	We face intense competition in our markets, which could negatively impact our business and significantly limit our growth;

•

Our prescription volumes may decline, and our operating results may be negatively impacted, if products are withdrawn from the market or if increased safety risk profiles of specific drugs result in utilization decreases;

•

If we lose relationships with one or more pharmaceutical wholesalers or key manufacturers, or if such wholesalers or manufacturers refuse to extend our relationships on the same or similar terms, especially terms relating to discounts and rebates, our business and financial results could be materially and adversely affected;

•	Our operating results may suffer if we fail to maintain certain relationships and contracts with LTCFs we serve;

•	The ongoing COVID-19 pandemic has harmed our business and may continue to do so;

•

Given that LTCFs and their residents were disproportionately impacted by COVID-19, new resident move-ins could be negatively impacted on a going-forward basis and the demand for our services may decrease;

•	Recent legislation to minimize the national economic impact of COVID-19 pandemic could reduce demand for LTCFs and, by extension, our services;

•	Another public health crisis or national emergency could have a negative impact on employee health and pharmacy operations;

•	The impact of ongoing healthcare reform efforts on our business cannot accurately be predicted;

•	Continuing government and private efforts to contain pharmaceutical costs, including by limiting reimbursements, may adversely impact our profitability, results of operations and financial condition;

•	Our operations are subject to extensive governmental regulation and oversight, and our failure to comply with applicable requirements could harm our business;

•	Further modifications to the Medicare Part D program may reduce our revenue and impose additional costs to our industry, which could adversely affect our operating results;

•	We are highly dependent on our senior management team, our local pharmacy management teams and our pharmacy professionals and the loss of such persons could cause our business to suffer;

•

We could be adversely affected by product liability, product recall, personal injury or other health and safety issues, including as a result of errors in the dispensing and packaging of pharmaceuticals we distribute;

•	We will be a holding company and, accordingly, we will depend on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any; and

•

After the completion of this offering, pursuant to the Stockholders’ Agreement (as defined below), a group of holders of Class B common stock including certain of our executive officers and directors and their affiliates, who we refer to as the “Guardian Founders” will control a majority of the voting power of shares of our common stock eligible to vote in the election of our directors and on other matters submitted to a vote of our stockholders, and their interests may conflict with yours in the future.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are entitled to take advantage of certain exemptions from various reporting requirements that are applicable to other publicly-traded entities that are not emerging growth companies. These exemptions include:

•

The option to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	Not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended;

•	Not being required to comply with new or revised accounting standards applicable to public companies at required public company adoption dates;

•

Not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	Not being required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes”; and

•

Not being required to disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We currently intend to take advantage of all of the exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you invest. As a result, we do not know if some investors will find our Class A common stock less attractive. The result may be a less active trading market for our Class A common stock, and the price of our Class A common stock may become more volatile.

We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common equity that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (c) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

Corporate Reorganization

We currently operate as Guardian Pharmacy, LLC, an Indiana limited liability company (“Guardian Pharmacy, LLC”). Prior to this offering, we have conducted a significant portion of our business through our majority owned and wholly owned subsidiaries, which we refer to as the “Operating Subsidiaries.” We refer to the membership interests of the Operating Subsidiaries collectively as the “Operating Subsidiary Units,” and to the minority members of these Operating Subsidiaries collectively as the “Minority Unitholders.” The membership interests of Guardian Pharmacy, LLC currently consist of Common Units (“Common Units”) and Preferred Units (“Preferred Units”). Guardian Pharmacy Services, Inc., a Delaware corporation (“Guardian Inc.”) is currently a direct, wholly owned subsidiary of Guardian Pharmacy, LLC and was recently formed to complete the Corporation Reorganization described below and the offering being made hereby.

Immediately prior to the completion of this offering, Guardian Pharmacy, LLC, the Operating Subsidiaries and Guardian Inc. will complete the following series of transactions, which we refer to throughout this prospectus as the “Corporate Reorganization”:

•

Pursuant to the respective operating agreements of Guardian Pharmacy, LLC and each of the Operating Subsidiaries, the Operating Subsidiary Units held by the Minority Unitholders and all Preferred Units of Guardian Pharmacy, LLC will automatically convert into Common Units of Guardian Pharmacy, LLC, resulting in Guardian Pharmacy, LLC having only Common Units outstanding; and

•

Guardian Merger Corp., a Delaware corporation and wholly owned subsidiary of Guardian Inc. (“Merger Sub”), will merge with and into Guardian Pharmacy, LLC, with Guardian Pharmacy, LLC surviving the merger as a wholly owned subsidiary of Guardian Inc. Pursuant to the merger, each then outstanding Common Unit of Guardian Pharmacy, LLC will be converted into (i) one share of Class B common stock of Guardian Inc. and (ii) the right to receive $                 in cash, without interest (collectively, the “Merger Consideration”). We intend to use $50.0 million of the net proceeds from this offering to fund the aggregate cash portion of Merger Consideration payable to the former holders of Common Units (the “Merger Consideration Cash Payment”). See “Use of Proceeds.”

As limited liability companies, Guardian Pharmacy, LLC and the Operating Subsidiaries have regularly made cash distributions to their members, from time to time, from operating profits. Pursuant to the Corporate Reorganization, all of these entities will become directly or indirectly wholly owned by, and consolidated for tax purposes with, Guardian Inc., which will be a C-corporation taxpayer under U.S. tax law. In connection with the Corporate Reorganization and the offering made hereby, and in accordance with each entity’s applicable governing documents, Guardian Pharmacy, LLC and the Operating Subsidiaries will make certain distributions to their respective members relating to time periods ending before or upon the closing of the Corporate Reorganization. We estimate that these distributions by Guardian and the Operating Subsidiaries to their respective members subsequent to September 30, 2021 (including those made before and expected to be made after the date of this prospectus) will be approximately $23.5 million in total. Of such amount, $15.0 million was previously authorized and is accrued as a liability on the Company’s balance sheet as of September 30, 2021. All of such distributions are expected to be paid from cash that is available to the Company prior to this offering. If the Corporate Reorganization and offering made hereby are not completed, the above-referenced distributions will be made in due course.

As a result of the Corporate Reorganization, (i) Guardian Inc. will be a holding company and the sole manager of Guardian Pharmacy, LLC, with no material assets other than its 100% interest in Guardian Pharmacy, LLC; and (ii) Guardian Pharmacy, LLC will wholly own and be the sole member of each of the Operating Subsidiaries.

Giving effect to the Corporate Reorganization and this offering (assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock), the diagram below reflects our simplified corporate structure.

(1)	Class A stockholders will initially consist of investors purchasing shares of Class A common stock in this offering.
(2)	Class B stockholders will be comprised of the former Minority Unitholders and the legacy unitholders of Guardian Pharmacy, LLC prior to the Corporate Reorganization.
(3)	After the Corporate Reorganization, Guardian Pharmacy Services, Inc. will operate its business through Guardian Pharmacy, LLC and its 39 wholly-owned Operating Subsidiaries.

Corporate Information

We were originally formed as Guardian Pharmacy, LLC, an Indiana limited liability company, on July 21, 2003. On November 16, 2021, we formed Guardian Pharmacy Services, Inc., or Guardian Inc., as a direct, wholly owned subsidiary of Guardian Pharmacy, LLC. As a result of the Corporate Reorganization described elsewhere in this prospectus, (i) Guardian Inc. will be a holding company and the sole manager of

Guardian Pharmacy, LLC, with no material assets other than its 100% interest in Guardian Pharmacy, LLC and (ii) Guardian Pharmacy, LLC will wholly own and be the sole member of each of the Operating Subsidiaries. See “Corporate Reorganization” for additional information.

Our principal executive offices are located at 171 17th Street NW, Suite 1400, Atlanta, Georgia 30363. Our telephone number at that location is (404) 810-0089. Our corporate website address is www.guardianpharmacy.net. Information contained on, or that may be accessed through, our website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.

The Offering

Issuer	Guardian Pharmacy Services, Inc.

Class A common stock offered by us	shares.

Underwriters’ option to purchase additional shares of Class A common stock	The underwriters have a 30-day option to purchase up to additional shares of Class A common stock at the public offering price, less the underwriting discount.

Class A common stock to be outstanding after giving effect to this offering	shares (or shares, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Class B common stock to be outstanding after giving effect to this offering	shares (or shares, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting rights	Each share of our Class A common stock and Class B common stock will entitle its holder to one vote on all matters to be voted on by our stockholders generally.

Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Voting power held by holders of Class A common stock after giving effect to this offering	Outstanding shares of Class A common stock will represent approximately % of the combined voting power of our common stock (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting power held by holders of Class B common stock after giving effect to this offering	Outstanding shares of Class B common stock will represent approximately % of the combined voting power of our common stock (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Stockholders’ Agreement	In connection with the Corporate Reorganization and this offering, the Guardian Founders, including certain of our executive officers and directors and their affiliates, will enter into a stockholders’ agreement (the “Stockholders’ Agreement”) which will be effective upon the consummation of the Corporate Reorganization and this offering. Pursuant to the Stockholders’ Agreement, the Guardian Founders will agree to vote all of their shares of common stock in the manner determined by a majority of the votes represented by shares of common stock held by the Guardian Founders.

As a result, the Guardian Founders will control a majority of the voting power of shares of our common stock eligible to vote in the election of our directors and on other matters submitted to a vote of our stockholders.

Controlled company exemption	Upon completion of this offering, we expect to be a “controlled company” for purposes of NYSE listing standards. As a “controlled company,” we will not be subject to certain corporate governance requirements. See “Management—Controlled Company Exemption.”

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), assuming a public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use $50.0 million of the net proceeds we receive from this offering to fund the Merger Consideration Cash Payment. We intend to use the balance of the net proceeds for general corporate purposes and working capital. See “Use of Proceeds” for additional information.

Dividend policy	We have no current plans to pay dividends on our Class A common stock or our Class B common stock. See “Dividend Policy.”

Trading Symbol	We have applied to list our Class A common stock on NYSE under the symbol “GRDN.”

Risk Factors	Investing in our Class A common stock involves a high degree of risk. You should carefully read and consider the information set forth under “Risk Factors” and all other information in this prospectus before deciding whether to invest in our Class A common stock.

Summary Historical Consolidated Financial Data

The following tables set forth summary historical consolidated financial data of Guardian Pharmacy, LLC and its subsidiaries for the periods and as of the dates indicated. The condensed consolidated statements of income data for the three and nine months ended September 30, 2020 and 2021 and the condensed consolidated balance sheet data as of September 30, 2021 are derived from the unaudited interim condensed consolidated financial statements of Guardian Pharmacy, LLC and its subsidiaries and related notes included elsewhere in this prospectus. The consolidated statements of income data for the years ended December 31, 2016 and 2017 and the consolidated balance sheet data as of December 31, 2016, 2017 and 2018 are derived from audited consolidated financial statements of Guardian Pharmacy, LLC and its subsidiaries and related notes not included in this prospectus. The consolidated statements of income data for the years ended December 31, 2018, 2019 and 2020 and the consolidated balance sheet data as of December 31, 2019 and 2020 are derived from the audited consolidated financial statements of Guardian Pharmacy, LLC and its subsidiaries and related notes included elsewhere in this prospectus. Historical results included below and elsewhere in this prospectus are not necessarily indicative of our future performance. This information is qualified in its entirety by reference to, and should be read in conjunction with, our consolidated financial statements and related notes, and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included in this prospectus.

(in thousands, except prescriptions dispensed data)	Year Ended December 31,					Nine Months Ended September 30,		Three Months Ended September 30,
	2016	2017	2018	2019	2020	2020	2021	2020	2021

Consolidated Statements of Income Data:
Revenue	$424,659	$506,089	$600,365	$698,287	$735,958	$547,422	$582,186	$181,668	$203,589
Cost of goods sold	344,805	405,574	477,331	554,826	588,958	437,444	462,860	146,610	162,022

Gross profit	79,854	100,515	123,034	143,461	147,000	109,978	119,326	35,058	41,567
Operating expenses:
Selling, general, and administrative	54,776	70,894	87,845	97,561	102,540	81,702	79,667	32,145	23,227
Acquisition related and other (income) expenses	(1,320)	(1,041)	203	1,223	882	220	23	223	(161)
Depreciation and amortization	6,633	8,270	9,055	10,578	11,514	8,573	8,212	3,009	2,706

Total operating expenses	60,089	78,123	97,103	109,362	114,936	90,495	87,902	35,377	25,772

Operating income (loss)	19,765	22,392	25,931	34,099	32,064	19,483	31,424	(319)	15,795
Other expense:
Interest expense	1,117	1,354	1,900	2,251	2,156	1,713	1,240	497	405
Other expense, net	304	647	760	475	248	85	114	2	2

Total other expense	1,421	2,001	2,660	2,726	2,404	1,798	1,354	499	407

Net income (loss)	18,344	20,391	23,271	31,373	29,660	17,685	30,070	(818)	15,388
Less net income attributable to non-controlling interest(1)	(5,336)	(6,505)	(8,593)	(9,628)	(9,717)	(7,413)	(8,841)	(2,387)	(3,124)

Net income (loss) attributable to Guardian Pharmacy, LLC	$13,008	$13,886	$14,678	$21,745	$19,943	$10,272	$21,229	$(3,205)	$12,264

(in thousands, except prescriptions dispensed data)	Year Ended December 31,						Nine Months Ended September 30,			Three Months Ended September 30,
	2016	2017	2018	2019	2020		2020	2021		2020	2021

Pro forma Per Share Data (unaudited):(2)
Pro forma net income per share:
Basic					$			$			$

Diluted					$			$			$

Pro forma weighted-average shares used to compute net income per share:
Basic

Diluted

Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$1,407	$401	$2,252	$275		$6,449			$9,560			$9,560
Total assets	$141,524	$160,035	$181,805	$196,515		$217,867			$229,871			$229,871
Total liabilities	$74,029	$80,532	$113,798	$139,472		$150,798			$171,945			$171,945
Members’ equity	$32,882	$44,111	$34,031	$29,955		$39,154			$29,027			$29,027
Total equity	$67,495	$79,503	$68,007	$57,043		$67,069			$57,926			$57,926

Selected Other Data:
Residents served(3)	84	99	115	128		123	124		132	124		132
Prescriptions dispensed(4)	9.6	11.9	14.0	16.2		16.6	12.4		12.9	4.1		4.5
Adjusted EBITDA	$27,782	$32,567	$44,494	$52,525		$52,918	$40,137		$39,301	$12,829		$15,309

(1)

These figures reflect minority membership interests in the subsidiaries of the Company and will be eliminated immediately prior to the completion of this offering pursuant to the Corporate Reorganization.

(2)

On a pro forma basis to give effect to the completion of the Corporate Reorganization, which will occur immediately prior to the completion of this offering, without giving effect to the issuance of shares of Class A common stock from this offering.

(3)	These figures reflect residents served during December or September of each respective period, as applicable.
(4)	In millions.

Adjusted EBITDA

To supplement our consolidated financial statements presented in accordance with accounting principles generally accepted in the United States (“GAAP”), we also present Adjusted EBITDA, a financial measure which is not based on any standardized methodology prescribed by GAAP.

We define Adjusted EBITDA as net income before interest expense and depreciation and amortization, as adjusted to exclude the impact of items and amounts that we view as not indicative of our core operating performance, including share-based compensation, acquisition accounting adjustments, gain on disposition of businesses and loss on extinguishment of debt. Adjusted EBITDA does not have a definition under GAAP, and our definition of Adjusted EBITDA may not be the same as, or comparable to, similarly titled measures used by other companies.

We use Adjusted EBITDA to better understand and evaluate our core operating performance and trends. We believe that presenting Adjusted EBITDA will provide useful information to investors in understanding and evaluating our operating results, as it permits investors to view our core business performance using the same metrics that management uses to evaluate our performance.

There are a number of limitations related to the use of Adjusted EBITDA rather than net income, the most directly comparable GAAP financial measure, including:

•	Adjusted EBITDA does not reflect interest payments that represent a reduction in cash available to us;

•

depreciation and amortization are non-cash charges and the assets being depreciated may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; and

•	Adjusted EBITDA does not consider the impact of share-based compensation.

Because of these limitations, Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. You should consider Adjusted EBITDA alongside other financial measures, including net income and our other financial results presented in accordance with GAAP.

A reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP financial measure, is set forth below.

(in thousands)	Year Ended December 31,					Nine Months Ended September 30,		Three Months Ended September 30,
	2016	2017	2018	2019	2020	2020	2021	2020	2021

Net income (loss)	$18,344	$20,391	$23,271	$31,373	$29,660	$17,685	$30,070	$(818)	$15,388
Add:
Interest expense	1,117	1,354	1,900	2,251	2,156	1,713	1,239	497	405
Depreciation and amortization	8,862	11,307	13,134	15,850	17,258	12,897	12,410	4,481	4,094

EBITDA	$28,323	$33,052	$38,305	$49,474	$49,074	32,295	43,719	4,160	19,887

Share-based compensation(1)	1,057	537	5,978	1,927	3,208	7,672	143	8,479	(4,409)
Acquisition accounting adjustments(2)	(1,598)	(1,022)	455	1,124	636	170	(8)	190	(169)
Gain on disposition of business	—	—	(411)	—	—	—	—	—	—
Loss on extinguishment of debt	—	—	167	—	—	—	—	—	—
Other(3)	—	—	—	—	—	—	(4,553)	—	—

Adjusted EBITDA	$27,782	$32,567	$44,494	$52,525	$52,918	$40,137	$39,301	$12,829	$15,309

(1)

Represents share-based compensation awards to employees. The Company believes this adjustment allows it to compare operating performance without regard to the impact of share-based compensation expense, which varies from period to period based on changes in the number of grants and the value of the awards.

(2)	Represents fair value adjustments of expected contingent payments related to acquisitions.
(3)	Represents the proceeds from settlements related to payor reimbursement. See Note 7 of the Notes to Unaudited Interim Consolidated Financial Statements, included elsewhere in this prospectus.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to invest in our Class A common stock. Any of the following risks could materially and adversely affect our business, financial condition, results of operations and prospects. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

Intense competition may erode our profit margins.

The business of providing pharmacy services to LTCF residents is highly competitive, and we face competition from multiple sources. There are national, regional and local institutional pharmacies, as well as numerous local retail pharmacies, that provide pharmaceutical distribution services comparable to those that we offer. Many of these pharmacies have strong relationships with the LTCFs they serve and their residents. In addition, some of our competitors have greater financial resources than we do and may be more established in the markets they serve than we are, making our ability to compete more difficult. Some of our larger competitors have indicated that they plan to focus more on the ALF market, which could further increase the competition we face. Consolidation within the long term care pharmacy industry may also lead to increased competition. We compete on the basis of the services we offer as well as price. To attract new and retain existing LTCFs and residents, we must continually meet service expectations of LTCFs and residents. There can be no assurance that we will continue to remain competitive, which would cause our business and operating results to suffer. Competitive pricing pressures may adversely affect our earnings and cash flow. If we cannot compete effectively, our business and operating results would be materially and adversely affected.

LTCF residents have the ability to choose among pharmacy providers. Certain states have a “freedom of choice” requirement as part of their state Medicaid programs or in separate legislation that enable a patient to select his/her provider. These laws may prevent LTCFs from requiring their residents to purchase pharmacy services or pharmaceuticals from particular providers that have a supplier relationship with the LTCF. Such “freedom of choice” requirements increase the competition we face in providing services to LTCF residents. The ability of a resident to select the pharmacy that supplies him or her with prescription drugs could adversely affect our business, financial condition and results of operations because there can be no assurance that such resident will select us as a provider.

Our prescription volumes may decline, and our operating results may be negatively impacted, if products are withdrawn from the market or if increased safety risk profiles of specific drugs result in utilization decreases.

If the volumes of dispensed pharmaceuticals from our pharmacies decline, our business and operating results would suffer. When increased safety risk profiles of specific drugs or classes of drugs result in utilization decreases, physicians may cease writing or reduce the numbers of prescriptions written for these drugs. Additionally, negative press regarding drugs with higher safety risk profiles may result in reduced resident demand for such drugs.

Unexpected safety or efficacy concerns with respect to pharmaceuticals can also lead to product recalls or withdrawals. In cases where there are no acceptable prescription drug equivalents or alternatives for these recalled or withdrawn pharmaceuticals, our volumes of dispensed pharmaceuticals and our operating results may decline.

If we lose relationships with one or more pharmaceutical wholesalers or key manufacturers, or if such wholesalers or manufacturers refuse to extend our relationships on the same or similar terms, especially terms relating to discounts and rebates, our business and financial results could be materially and adversely affected.

We maintain contractual relationships with pharmaceutical wholesalers and manufacturers that provide us with, among other things, discounts for drugs we purchase to be dispensed from our pharmacies. Our contracts with pharmaceutical wholesalers and manufacturers often provide us with, among other things, discounts on drugs we purchase and rebates and service fees. Our contracts with pharmaceutical wholesalers and manufacturers generally are terminable on relatively short notice by either party and we have limited contractual protections with them. If any of these contractual relationships are terminated, materially altered, or renewed on terms that are less favorable to us, our business and operating results could be materially adversely affected.

Guardian receives rebates from pharmaceutical manufacturers and distributors of pharmaceutical products associated with dispensing their products. There can be no assurance that pharmaceutical manufacturers and distributors of pharmaceutical products will continue to offer these rebates or that they will not change the terms upon which rebates are offered. A decrease in prescription volumes dispensed or a decrease in the number of brand or generic drugs which participate in rebate programs and are used by the geriatric population could affect our ability to satisfy these rebate programs. The termination of such programs or our failure to satisfy the criteria for earning rebates may have an adverse effect on our cost of goods sold, financial condition, results of operations and liquidity.

Our operating results may suffer if we fail to maintain certain relationships and contracts with LTCFs we serve.

We have a number of contracts with companies that own or operate numerous LTCFs. In particular, we have contracts with one owner and operator of LTCFs that collectively accounted for approximately 4% of our revenue for 2019 and 2020. If we are not able to maintain these relationships and contracts or are only able to maintain them on less favorable terms than those currently in place, our ability to provide our services to residents would be materially impacted. There can be no assurance that these parties will not terminate all or a portion of their contracts with us.

We also provide direct and indirect services to LTCFs, and our failure to provide services at optimal quality may impair our relationship with these LTCFs and could result in losing access to residents in these LTCFs.

The ongoing COVID-19 pandemic has harmed our business and may continue to do so.

The COVID-19 pandemic has caused, and may continue to cause, disruptions to our business and operational plans. We deem ourselves to be an essential healthcare provider much like hospitals and other healthcare professionals. During the pandemic, we, similar to hospitals, have been unable to close our operations. The measures taken by governments, individuals and businesses, including us and our suppliers, to limit COVID-19’s spread have had certain negative impacts on our business, including the furlough of certain employees and suspension of our marketing strategy given our inability to enter LTCFs to meet with prospective residents, resident reluctance and a lack of resources to consider a change in pharmacy provider. We cannot predict with reasonable certainty whether or when demand for LTCFs will return to pre-pandemic levels and whether residents will be receptive to a change in pharmacy providers.

As the pandemic continues, we may experience shortages in obtaining drugs from our suppliers, and we may face increased prices for these drugs resulting generally from such supply chain shortages. Raw materials for the pharmaceuticals we distribute largely originate in China or other Asian countries and are then transported to in India and other countries for manufacturing of the pharmaceuticals. These regions have been, and continue to be, subject to widespread shutdowns to curb the spread of the COVID-19 virus, which could potentially cause difficulty in obtaining pharmaceuticals and other related supplies. We may encounter delays in our supply chain, the extent and duration of which we may be unable to predict and plan for, and which could adversely impact our ability to fulfill the medication needs of the residents of the LTCFs we serve. These disruptions could have a material adverse effect on our business, financial condition, results of operations and prospects.

Actions we have taken or may take, or decisions we have made or may make, as a consequence of the pandemic may result in legal claims or litigation against us. Developments related to the pandemic have also caused volatility in the capital markets, which could adversely affect our ability to access additional capital on commercially reasonable terms.

Given that LTCFs and their residents were disproportionately impacted by COVID-19, new resident move-ins could be negatively impacted on a going-forward basis and as a result, the demand for our services may decrease.

Due to the average age and prevalence of chronic medical conditions among the residents of the LTCFs we serve, such residents are generally at disproportionately higher risk of hospitalization and adverse outcomes if exposed to infectious diseases. The COVID-19 pandemic highlighted this risk at the LTCFs we serve, as the close quarters in which their residents live contributed to the rapid proliferation of the virus. The COVID-19 pandemic has resulted in a significant disruption in demand for senior living communities and a corresponding decrease in demand for our pharmacy services. There is no guarantee that demand for long-term care services will rebound. Should the long-term care industry fail to recover, our business will be negatively impacted.

Recent legislation to minimize the national economic impact of the COVID-19 pandemic could reduce demand for LTCFs and, by extension, our services.

On March 11, 2021, President Biden signed the American Rescue Plan into law, which provided funds for, among other things, expanding Medicaid home-based long-term support and services. In May 2021, the Centers for Medicare & Medicaid Services (“CMS”) issued guidance to state Medicaid directors granting broad flexibility in how states utilize these funds. Included in the guidance is CMS authorization to increase pay for direct care workers and expand home-based care benefits for current Medicaid beneficiaries. Given that assisted living is sometimes a last resort for families in need of caregiving assistance, should states use CMS funds to expand home health care, and should families increasingly select home health care over assisted living for their relatives, our current business could be adversely affected and we might need to revise the ways in which we conduct our business.

Another public health crisis or national emergency on a similar scale as the COVID-19 pandemic could have a negative impact on employee health and pharmacy operations.

We recognize that our business may be susceptible to the impact of another public health crisis or national emergency including, without limitation, a global pandemic on the scale of COVID-19, which adversely affected economies and financial markets worldwide, and adversely affected our business and financial condition. We could experience disruptions to our operations as a result of any such public health crisis or national emergency. In the case of another pandemic or other public health crisis, should any of our employees contract a contagious disease, our business operations may be impacted.

The impact of ongoing healthcare reform efforts on our business cannot accurately be predicted, and continuing government and private efforts to contain pharmaceutical costs, including by limiting reimbursements, may adversely impact our profitability, results of operations and financial condition.

The healthcare industry in the United States is subject to fundamental changes due to ongoing healthcare reform efforts and related political, economic, and regulatory influences. Notably, the Affordable Care Act resulted in expanded healthcare coverage and has resulted in significant changes to the United States healthcare system. To help fund this expansion, the Affordable Care Act outlines certain reductions for Medicare reimbursed services, including skilled nursing, home health, hospice, and outpatient therapy services, as well as certain other changes to Medicare payment methodologies. This comprehensive healthcare legislation has resulted and will continue to result in extensive rulemaking by regulatory authorities, and also may be altered, amended, repealed, or replaced. Moreover, there have been ongoing legal challenges to the Affordable Care Act since its passing. Therefore, it is difficult to predict the full impact of the Affordable Care Act due to the complexity of the law and implementing regulations, as well our inability to foresee how CMS and other participants in the healthcare industry will respond to the choices available to them under the law. The provisions of the legislation and other regulations implementing the Affordable Care Act or any amended or replacement legislation may increase our costs, adversely affect our revenues, expose us to expanded liability, or require us to revise the ways in which we conduct our business.

We could be adversely affected by the continuing efforts of government and private health plan payors to contain pharmaceutical costs. To reduce pharmaceutical costs, health plan payors seek to lower reimbursement rates, limit the scope of covered services and negotiate reduced or capped pricing arrangements. Given the significant competition in the industry, we have limited bargaining power to counter health plan payor demands for reduced reimbursement rates. If we, or other entities acting on our behalf, are unable to negotiate for acceptable reimbursement rates, our profitability, results of operations and financial condition could be adversely affected.

In response to rising pharmaceutical drug prices, health plan payors may also demand that we satisfy certain quality metrics, enhanced service levels or cost efficiencies to help mitigate the increase in pharmaceutical costs. Our inability or failure to meet health plan payor imposed quality metrics, service requirements or cost efficiencies could adversely impact a health plan payor’s willingness to engage us.

We cannot assure you that reimbursement payments under governmental and private health plan payor programs will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to LTCF residents eligible for reimbursement under these programs. Any changes that lower reimbursement rates under Medicare, Medicaid or private pay programs could result in a substantial reduction in our revenues. Our operating results may be adversely affected due to deterioration in reimbursement, changes in payor mix and growth in operating expenses in excess of increases, if any, in payments by health plan payors. We also anticipate that federal and state governments will continue to review and assess alternate pharmaceutical delivery systems, payment methodologies and operational requirements for pharmaceutical providers, including LTCFs and pharmacies.

In addition, CMS and other governmental agencies have advocated the creation of a national average acquisition cost benchmark (“NADAC”), which states may use to set pharmacy payment rates. Formulary fee programs have been the subject of debate in federal and state legislatures and various other public and governmental forums. If these benchmarks and programs were adopted, our operating results could be materially adversely affected.

Over the long term, funding for federal and state healthcare programs may be impacted by the aging of the population, the growth in enrollees as eligibility is potentially expanded, the escalation in drug costs owing to higher drug utilization among seniors, the impact of the Medicare Part D benefit for seniors, the introduction of new, more efficacious but also more expensive medications and the long-term financing of the Medicare program. We are unable to predict the impact on our business of any changes in healthcare policy relating to the future funding of the Medicare and Medicaid programs. Further, Medicare, Medicaid and private health plan payor rates for pharmaceutical products and supplies may change from current methodologies and present levels. Any future healthcare legislation or regulation impacting these reimbursement rates may materially and adversely affect our business.

If we fail to comply with Medicare and Medicaid regulations, we may be subjected to reduction in reimbursement, overpayment demands, or loss of eligibility to participate in these programs.

The Medicare and Medicaid programs are highly regulated. These programs are also subject to changes in regulations and guidance. If we fail to comply with applicable reimbursement laws and regulations, reimbursement under these programs and participation in these programs could be adversely affected. Federal or state governments may also impose other sanctions on us for failure to comply with the applicable reimbursement regulations, including but not limited to recovering an overpayment. Failure to comply with these or future laws and regulations could result in our inability to provide pharmacy services to LTCF residents.

Further modifications to the Medicare Part D program may reduce revenue and impose additional costs to the industry.

The Medicare Prescription Drug Improvement and Modernization Act of 2003 (the “MMA”), included a major expansion of the Medicare program with the addition of a prescription drug benefit under the Medicare Part D program. The continued impact of these regulations depends upon a variety of factors, including our ongoing relationships with the Part D Plans (as defined below) and the resident mix of the LTCFs we serve.

We cannot predict how future modifications to the Medicare Part D program, including through new legislation, may reduce revenue and impose additional costs to the industry, which could materially adversely affect our operating results. We cannot assure you that any changes to Medicare Part D and the regulations promulgated under Medicare Part D will not have a material adverse effect on our business.

Further consolidation of managed care organizations and other health plan payors, and changes in the terms of our agreements with these parties, may adversely affect our profits.

Managed care organizations and other health plan payors have continued to consolidate in order to enhance their ability to influence the delivery and cost structure of healthcare services. Consequently, the healthcare needs of a large percentage of the U.S. population are increasingly served by a smaller number of managed care organizations. If this consolidation continues, we could face additional pricing and service pressures from these organizations, which are increasingly demanding discounted fee structures. To the extent these organizations engage our competitors as a preferred or exclusive provider, demand discounted fee structures or limit the residents eligible for our services, our liquidity and results of operations could be materially and adversely affected.

In addition, a significant percentage of our health plan payor reimbursements derive from our participation in the MHA Managed Care Network. In the event that we were to have a contractual dispute with MHA or fail to renew our agreement upon acceptable terms, our reimbursements may decrease. We also participate in the MHA group purchasing organization, or GPO, for purposes of drug purchasing. In the event that our relationship were to suffer with MHA under either the network participation agreement or the MHA GPO agreement, our reimbursements could be further impacted and our business and operating results could be materially and adversely affected.

We are highly dependent on our senior management team, our local pharmacy management teams and our pharmacy professionals and the loss of such persons could cause our business to suffer and materially adversely affect our operating results.

Our business is managed by a small number of senior management personnel, the loss of which could cause our business to suffer and materially adversely affect our operating results. There is a limited pool of senior management personnel with significant experience in our industry. Accordingly, if we are unable to retain members of our current management team, we could experience significant difficulty in replacing key management personnel and our business could be materially and adversely affected. Moreover, any newly-hired members of our senior management team would need time to fully assess and understand our business and operations. We can offer no assurance as to how long our senior management will choose to remain with us.

In addition, our business model of empowering our local pharmacy management teams with significant autonomy makes us highly dependent on the local pharmacy’s ability to effectively manage and develop relationships with the LTCFs that they serve. If we experience substantial turnover in our local pharmacy management teams and these persons are not replaced by individuals with comparable skills, experience and industry knowledge, our business and operating results could be materially adversely impacted. Prior to the Corporate Reorganization and this offering, our local pharmacy teams currently have an equity interest in their respective local pharmacies. After giving effect to the Corporate Reorganization, these equity interests will be converted into Common Units of Guardian Pharmacy, LLC, and upon the merger of Merger Sub with and into Guardian Pharmacy, LLC, into shares of Class B common stock. Following the consummation of this offering, we plan to offer the local pharmacy teams incentive opportunities to receive equity awards of Guardian Pharmacy Services, Inc. If the local pharmacy teams are not satisfied with these arrangements, our ability to retain the local pharmacy teams may be adversely impacted, which would harm our business.

Further, our success depends on our ability to attract and retain pharmacists and other pharmacy professionals. Competition for qualified pharmacists and other pharmacy professionals is intense. The loss of pharmacy personnel or the inability to attract or retain sufficient numbers of qualified pharmacy professionals could materially adversely affect our business. Our inability to meet our staffing requirements for pharmacists and other pharmacy professionals in the future could have a material adverse effect on our business and operating results.

Continued inflation may reduce our profitability.

We are currently experiencing inflationary pressures on our operating costs. Among other things, competition for labor is becoming more acute and we expect our labor costs to increase as a result. In addition, we have experienced increased costs for supplies, and rising fuel costs have resulted in increased costs for the transportation of drugs. We generally are not able to sufficiently raise our pricing to offset these increased costs. Continuing increased costs and prolonged inflation could materially and adversely affect our business, operating results and profitability.

Increased labor costs, labor shortages or labor disruptions could reduce our profitability.

Ongoing labor shortages have increased, and future labor shortages could increase, our labor costs as a result of limited applicants for open positions at our pharmacies. Because labor costs are and will continue to be a major component of our operating expenses, higher labor costs could reduce our profitability. Higher labor costs could result from, among other things, labor shortages that require us to raise wages in order to attract employees. Additionally, increased labor costs, labor shortages or labor disruptions experienced by our third-party contractors and subcontractors could disrupt our operations, increase our costs and affect our profitability.

If we or the LTCFs we serve fail to comply with state licensure requirements, we could be prevented from providing pharmacy services or be required to make significant changes to our operations.

Our pharmacies must be licensed by the state boards of pharmacy in the states in which they operate. States also regulate out-of-state pharmacies that fill prescriptions for residents in their states. The failure to obtain or renew any required regulatory approvals or licenses could adversely impact the operation of our business. In addition, the LTCFs we service are also subject to extensive federal, state and local regulations, including a requirement to be licensed in the states in which they operate. A negative action on our licenses or the failure by the LTCFs we service to obtain or renew any required licenses could result in our inability to provide pharmacy services to these LTCFs and their residents and could have a material adverse effect on our financial condition, results of operations and liquidity.

Complex and rapidly evolving laws and regulations could cause us to make significant changes to our operations or suffer substantial penalties.

As a participant in the healthcare industry in the United States, we are subject to numerous federal and state regulations. Further, there are various political, economic and regulatory influences that are placing our industry under intense scrutiny and which seek to implement fundamental changes. We cannot predict which reform proposals, if any, will be adopted, when they may be adopted, or what impact they may have on us. Any changes to the current regulatory and legal paradigm could increase the overall regulatory burden and costs associated with our business and materially adversely affect our business and operating results. If we fail to comply with existing or future applicable laws and regulations, we could suffer civil or criminal penalties, including the loss of our licenses to operate our pharmacies and our ability to participate in federal and state healthcare programs. The U.S. Drug Enforcement Agency (the “DEA”), the Food and Drug Administration (the “FDA”) and various state regulatory authorities have broad enforcement powers, including the ability to seize or recall products and impose significant criminal, civil and administrative sanctions for violations of these laws and regulations. As a consequence of the severe penalties we could face, we must devote significant operational and managerial resources to complying with these laws and regulations. Different legal interpretations and enforcement policies could subject our current practices to allegations of noncompliance or illegality, or could require us to make significant changes to our operations. In addition, we cannot predict the impact of future legislation and regulatory changes on our business or assure that we will be able to obtain or maintain the regulatory approvals required to operate our business. The costs associated with complying with federal and state laws and regulations could be significant and the failure to comply with any such legal requirements could have a material adverse effect on our financial condition, results of operations and liquidity.

If we fail to comply with fraud and abuse laws, false claims provisions or other applicable laws, we may need to curtail operations, and could be subject to significant penalties.

We are subject to federal and state fraud and abuse laws that prohibit payments intended to induce or encourage the referral of patients to, or the recommendation of, a particular provider of items or services. Violation of these laws can result in loss of licensure, civil and criminal penalties, damages and exclusion from the Medicaid, Medicare and other federal healthcare programs. The Office of Inspector General (“OIG”) and U.S. Department of Justice have, from time to time, established national enforcement initiatives, targeting all providers of a particular type, that focus on specific billing practices or other suspected areas of abuse. Under the qui tam or “whistleblower” provisions of the federal and various state false claims acts, private citizens may bring lawsuits alleging that a violation of the federal Anti-Kickback Statute or similar laws has resulted in the submission of “false” claims to federal and/or state healthcare programs, including Medicare and Medicaid. Since the private plaintiff in this type of proceeding is generally entitled to share in any damages a court orders the defendant to pay to federal and state governments under these laws, financial incentives exist for individuals to allege that particular practices or activities constitute a violation of these statutes. A determination that we have violated these laws, or the initiation of a lawsuit alleging a violation of these laws, could adversely affect our business and financial condition.

As part of our ongoing operations, we are subject to various inspections, audits, inquiries, investigations and similar actions by third parties, as well as governmental/regulatory authorities responsible for enforcing the laws and regulations to which we are subject. From time to time we are subject to whistleblower complaints. Federal and state government agencies have increased their focus on and coordination of civil and criminal efforts in the healthcare area, and the ACA and other recent legislation has expanded federal healthcare fraud enforcement authority. There can be no assurance that the ultimate resolution of any such claims, inquiries or investigations, individually or in the aggregate, will not have a material adverse effect on our consolidated results of operations, financial position or cash flows. Moreover, we cannot predict our future costs associated with compliance with such laws.

Federal and state privacy and security regulations may increase our cost of operations and expose us to civil and criminal sanctions, damages, and penalties.

In the ordinary course of our business, we process, store and transmit data, which may include sensitive personal information of the residents we serve. We must comply with extensive federal and state requirements regarding the use, transmission and maintenance of protected health information (“PHI”) under the Health Insurance Portability and Accountability Act (“HIPAA”), and the Health Information Technology for Economic and Clinical Health Act (“HITECH”), which expanded certain sections of HIPAA, including applying the Privacy and Security Rules to business associates, strengthening enforcement activities and increasing penalties for violations. The requirements of federal and state privacy and security laws such as HIPAA and HITECH are complicated and are subject to interpretation and modification. In addition to HIPAA and HITECH, we must adhere to state privacy laws, including those that provide greater privacy protection for individuals than HIPAA. Failure to comply with HIPAA and HITECH or the similar state equivalent laws could subject us to loss of customers, denial of the right to conduct business, civil damages, fines, criminal penalties and other enforcement actions.

In addition, there are costs and administrative burdens associated with ongoing compliance with HIPAA’s privacy and security rules, as well as HITECH and state equivalents. Failure to comply carries with it the risk of significant penalties, damages, and sanctions. We cannot predict at this time the costs associated with compliance, or the impact of such laws and regulations on our results of operations, cash flows or financial condition. There can be no assurance that the cost of compliance with HIPAA, HITECH and state equivalents will not increase significantly in the future, which could result in an adverse effect on our operations or profitability.

The increasing enforcement environment in the U.S. healthcare industry may negatively impact our business.

Federal and state government agencies have increased their focus on and coordination of civil and criminal enforcement efforts in the healthcare industry, and recent legislation has expanded federal healthcare fraud enforcement authority. Both federal and state government agencies have increased their focus on and coordination of civil and enforcement efforts in the healthcare industry, including under the Anti-Kickback Statute (“AKS”) and the Civil Monetary Penalty Law (“CMP Law”). The OIG and U.S. Department have, from time to time, established national enforcement initiatives, targeting all providers of a particular type, that focus on specific billing practices or other suspected areas of abuse.

Our pharmacies are registered with the appropriate state and federal authorities pursuant to statutes governing the regulation of controlled substances. The DEA increased scrutiny and enforcement of long-term care pharmacy practices under the federal Controlled Substances Act. We believe that this increased scrutiny and, in some cases, stringent interpretation of existing regulations, effectively changed long-standing practices for dispensing controlled substances in the long-term care facility setting. Heightened enforcement of controlled substances regulations could increase the overall regulatory burden and costs associated with our pharmacy services, and there can be no assurance that this heightened level of enforcement and DEA or other investigations, or any fines or other penalties resulting therefrom, will not materially adversely affect our results of operations, financial condition or cash flows.

Courts across the U.S. have provided interpretations, sometimes conflicting, of these laws. In the future, different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality, or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses. A determination that we have violated these laws, or the public announcement that we are being investigated for possible violations of these laws, could have a material adverse effect on our business, operations and financial condition and our reputation could suffer significantly. If we fail to comply with applicable laws and regulations, we could be subjected to liabilities, including criminal penalties, civil penalties (including the loss of our licenses to operate one or more of our pharmacies), damages, and exclusion of one or more of our pharmacies from participation in the Medicare, Medicaid and other federal healthcare programs. In addition, we are unable to predict future legislation or regulations at the federal or state level and what impact they may have.

Furthermore, the OIG and the U.S. Department of Justice have established national enforcement initiatives that may focus on specific billing practices or other suspected areas of fraud, waste, and abuse. In addition, under the federal False Claims Act (“FCA”) and state equivalents, the government and private parties, by qui tam complaints, have increased the prevalence and sophistication of enforcement activities, resulting in ever-increasing awards of damages and penalties. If we are unable to adjust to this changing enforcement environment, it could have a material adverse effect on our financial condition, results of operations and liquidity.

Adverse results in material litigation matters or governmental inquiries could have a material adverse effect upon our business.

We may from time to time become subject in the ordinary course of business to material legal action related to, among other things, professional liability and employee-related matters, as well as inquiries from governmental agencies and Medicare or Medicaid carriers requesting comment and information on allegations of billing irregularities and other matters that are brought to their attention through billing audits, third parties or other sources. The pharmaceutical industry is subject to substantial federal and state government regulation and audit. Legal actions could result in substantial monetary damages as well as damage to our reputation with customers, which could have a material adverse effect upon our financial condition and operating results.

Interruptions to our information systems may materially and adversely affect our operating results.

We rely on information systems to obtain, rapidly process, analyze, and manage data to facilitate the dispensing of prescription and non-prescription pharmaceuticals in accordance with physician orders and to deliver those medications to LTCF residents on a timely basis. We also use information systems to manage the accuracy of our billings and collections for thousands of LTCF residents and to process payments to suppliers.

In addition, we rely on computer and software systems owned and operated by third parties and which we do not control. We depend on these systems to be functioning and available in order to operate our business. It is possible that a third party that we rely on could experience interruptions, including as a result of a cybersecurity attack, data security breach or otherwise. These third-party providers also may decide to discontinue operating these systems.

Our business and operating results may be materially and adversely affected if any of these systems are interrupted for any reason (including cybersecurity threats or third-party provider failures), damaged or if they fail for an extended period of time. Significant disruptions to our infrastructure or any of our facilities due to failure of technology could adversely impact our business.

Our business success and results of operations depend in part on our ability to use technology effectively in our dispensing of prescriptions, and if we cannot keep pace with technological developments or continue to innovate and provide new programs, products and services, the use of our services and our revenue could decline.

To remain competitive, we must continually maintain and upgrade our technologies to meet the evolving preferences, needs and expectations of LTCFs and residents and to improve our productivity and reduce our operating expenses. We cannot predict the effect of technological changes on our business, and new services and technologies could in the future be superior to, or render obsolete, the technologies we currently use in our business. Incorporating new technologies into our products and services may require substantial expenditures and take considerable time, and ultimately may not be successful. In addition, our ability to adopt and develop new technologies may be inhibited by industry-wide standards, new laws and regulations and other factors. Our success will depend on our ability to develop new technologies and adapt to technological changes and evolving industry standards. We rely in part on third parties for the development of and access to new technologies, which may adversely impact our ability to integrate new technologies into our business. If we fail to effectively maintain and upgrade our technology, our ability to sustain and grow our business and our results of operations may be materially adversely affected.

Cybersecurity attacks or other data security incidents could disrupt our operations and expose us to regulatory fines or penalties, liability or reputational harm.

In the ordinary course of our business, we process, store and transmit data, which may include sensitive personal information as well as proprietary or confidential information relating to our business or third parties. The Company has been, and may in the future be, subject to various cyber or ransomware attacks, or data breaches. Such future incidents could disrupt and materially adversely affect our business. A cybersecurity attack or other data security incident could result in the misappropriation of confidential or personal information, create system interruptions or deploy malicious software that attacks our information technology security systems. Such an attack or incident could result in business interruptions from the disruption of our information technology systems or those of our third-party information systems providers, or negative publicity resulting in reputational harm with our customers, stockholders and other stakeholders. In addition, the unauthorized dissemination of sensitive personal information or proprietary or confidential information could expose us to regulatory fines or penalties, litigation and potential liability or otherwise harm our business.

We could be adversely affected by product liability, product recall, personal injury or other health and safety issues.

Distributors of pharmaceuticals are exposed to risks inherent in the packaging and distribution of such products. We could be adversely impacted by the supply of defective or expired pharmaceuticals, including the infiltration of counterfeit products into the supply chain, errors in labeling of products, product tampering, product recall and contamination or product mishandling issues. Through our pharmacies and compliance packaging services, we are also exposed to potential risk of errors in the dispensing and packaging of pharmaceuticals, including related counseling, and in the provision of other healthcare services could lead to serious injury or death. Product liability or personal injury claims may be asserted against us with respect to any of the products or pharmaceuticals we distribute or services we provide. Should a product or other liability issue arise, the coverage limits under our insurance programs and the indemnification amounts available to us may not be adequate to protect us against claims and judgments. We also may not be able to maintain this insurance on acceptable terms in the future. We could suffer significant reputational harm and financial liability if we experience any of the foregoing health and safety issues or incidents, which could have a material adverse effect on our business operations, financial condition and operating results.

Acquisitions and strategic alliances that we have made or may make in the future could use significant resources, may be unsuccessful and could expose us to unforeseen liabilities.

We have made and anticipate that we may continue to make acquisitions of and strategic alliances with complementary businesses to expand our business. At any particular time, we may be in various stages of assessment, discussion and negotiation with regard to one or more potential acquisitions or strategic alliances, which may or may not be completed. Our growth plans rely, in part, on the successful completion of future acquisitions. If we are unsuccessful, our business would suffer.

Acquisitions may involve significant cash expenditures, debt incurrence, operating losses, amortization of certain intangible assets of acquired companies, and expenses that could have a material adverse effect on our financial condition, results of operations and liquidity. Acquisitions involve numerous risks and uncertainties, including, without limitation:

•	difficulties integrating acquired operations, personnel and information systems, or in realizing projected efficiencies and cost savings;

•	failure to operate acquired facilities profitably or to achieve improvements in their financial performance;

•	diversion of management’s time from existing operations;

•	potential loss of key employees or customers of acquired companies;

•	inaccurate assessment of assets and liabilities and exposure to undisclosed or unforeseen liabilities of acquired companies, including liabilities for failure to comply with healthcare laws; and

•	increases in our indebtedness.

We rely on a single logistics provider for warehouse and distribution services, and our business could be harmed if our logistics provider performs poorly, fails to comply with its licensing requirements or is unavailable and we are unable to replace it.

Some of the pharmaceuticals we dispense are warehoused with one third-party logistics provider. We depend on this provider’s warehousing services for efficient and cost effective delivery of our products. Our logistics provider must hold appropriate licenses issued by state and federal regulators, especially due to its warehousing and distribution services of pharmaceuticals. If our logistics provider is not compliant with these licensing requirements, we could be subject to fines and penalties from governmental agencies, which could have a material adverse effect on our business and operating results. Additional risks associated with our dependence on our logistics provider include service interruptions or errors. In the event we lose these services or their services are ineffective and we are unable to transition efficiently and effectively to a new logistics provider, we could incur increased costs or experience a material disruption in our operations.

We may be exposed to potential liability and reputational harm if our LTCF caregivers fail to administer the pharmaceuticals we distribute properly.

While we offer training sessions to inform LTCF caregivers about the proper administration of the pharmaceutical products we distribute, we cannot guarantee that the LTCFs and caregivers will utilize these training opportunities, or that the pharmaceuticals we distribute will be administered properly. The lack of required training for administration of the pharmaceutical products we distribute may result in product misuse, adverse treatment outcomes or errors in distribution or administration, which we might not anticipate and which could harm our reputation and expose us to potential liability and consequently harm our business and operating results.

The misuse or off-label use of the pharmaceuticals we distribute may harm our image in the marketplace, result in injuries that lead to product liability suits or result in costly investigations and sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

The pharmaceuticals we distribute have been approved by the FDA for specific indications. We cannot however, prevent a physician from prescribing pharmaceuticals for uses outside of the FDA-approved indications for use, known as “off-label uses,” when in the physician’s independent professional medical judgment he or she deems it appropriate. There may be increased risk of injury to LTCF residents if physicians attempt to use the pharmaceuticals we distribute off-label.

LTCF caregivers may also misuse pharmaceuticals that we distribute, ignore or disregard information provided in training or fail to obtain adequate training, potentially leading to injury and an increased risk of product liability. If pharmaceuticals that we distribute are misused, we may become subject to liability and costly litigation. It is also possible that federal or state enforcement authorities might take action if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations. Any of these events could significantly harm our business and operating results.

Our future success depends upon our ability to maintain and manage our rapid growth. If we are unable to manage our growth effectively, we may incur unexpected expenses and be unable to meet the demands of our customers and other constituents.

We aim to continue to expand the scope of our operations, both organically and through strategic acquisitions. Growth in our operations will place significant demands on our management, financial and other resources. We cannot be certain that our current systems, procedures, controls, and space will adequately support expansion of our operations, and we may be unable to expand or upgrade our systems or infrastructure to accommodate future growth. Our future operating results will depend on the ability of our management and key employees to successfully maintain our independence and corporate culture, preserve the effectiveness of our high-touch patient care model, manage changing business conditions and to implement and improve our technical, administrative, financial control and reporting systems. Our inability to finance future growth, manage future expansion or hire and retain the personnel needed to manage our business successfully could have a material adverse effect on our business and prospects.

Our revenues and volume trends may be adversely affected by certain factors relevant to the markets in which we have pharmacies, including weather conditions and other natural disasters, some of which may not be covered by insurance.

Our revenues and volume trends will be predicated on many factors, including physicians’ pharmaceutical decisions on patients (residents), health plan payor programs, seasonal and severe weather conditions including the effects of extreme low temperatures, hurricanes and tornadoes, earthquakes, current local economic and demographic changes, some of which may not be covered by insurance. Any of these factors could have a material adverse effect on our revenues and volume trends, and many of these factors will not be within the control of our management. These factors may also have an effect on the LTCFs we serve and their ability to continue to operate.

Risks Related to Our Class A Common Stock and this Offering

Upon the completion of the Corporate Reorganization and this offering, the Guardian Founders will be able to exercise significant control over us, including through the election of all of our directors.

Upon the completion of the Corporate Reorganization and this offering, the Guardian Founders will beneficially own                shares of our Class B common stock, representing approximately                % of the combined voting power of our common stock. Pursuant to the terms of the Stockholders’ Agreement, upon the completion of the Corporate Reorganization and this offering, the Guardian Founders will have the ability to elect all of the members of our board of directors and thereby control our management and affairs. In addition, upon the completion of the Corporate Reorganization and this offering, the Guardian Founders will be able to determine the outcome of substantially all matters requiring action by our stockholders, including amendments to our certificate of incorporation and bylaws, any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions even if such actions are not favored by our other stockholders. This concentration of ownership may also prevent a change in the composition of our board of directors or a change in control of our company that could deprive our stockholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our company and might ultimately affect the market price of our Class A common stock.

Upon the listing of our Class A common stock on the NYSE, we expect to be a “controlled company” within the meaning of the corporate governance standards of NYSE. As a result, we will qualify for exemptions from certain corporate governance standards. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon completion of the Corporate Reorganization and this offering, the Guardian Founders will own more than 50% of the total voting power of our outstanding common stock and we will be a “controlled company” under NYSE corporate governance standards. As a controlled company, we will not be required by NYSE, for continued listing of Class A common stock, to (i) have a majority of our board of directors consist of independent directors, (ii) maintain a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities or (iii) maintain a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilites. For so long as we qualify as a “controlled company,” we may rely on some or all of these exemptions from NYSE listing requirements. Accordingly, our stockholders will not have the same protection afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements and the ability of our independent directors to influence our business policies and affairs may be reduced. As a result, our status as a “controlled company” could make our Class A common stock less attractive to some investors or could otherwise harm our Class A common stock price.

Our future issuance of Class A common stock, preferred stock or debt securities could dilute our common stockholders and adversely affect the market value of our Class A common stock.

The future issuance of shares of Class A common stock, preferred stock or debt securities may dilute the economic and voting rights of our stockholders and reduce the market price of the Class A common stock. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our Class A common stock and adversely affect the market price of the Class A common stock.

From time to time in the future, we may also issue additional shares of our Class A common stock or securities convertible into Class A common stock pursuant to a variety of transactions, including acquisitions. The issuance by us of additional shares of our Class A common stock or securities convertible into our Class A common stock would dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our Class A common stock.

We will have broad discretion in the use of a significant portion of the net proceeds from this offering and may not use them effectively.

Our management currently intends to use the net proceeds from this offering in the manner described in “Use of Proceeds” and will have broad discretion in the application of a significant portion of the net proceeds from this offering. The failure by our management to apply these funds effectively could result in financial losses that could harm our business, cause the market price of our Class A common stock to decline, and delay the development of our operations. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and NYSE rules, including those promulgated in response to the Sarbanes-Oxley Act. These requirements will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In addition, sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our organization and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We cannot assure you that management’s past experience will be sufficient to successfully develop and implement these systems, policies and procedures and to operate our company. Failure to do so could jeopardize our status as a public company, and the loss of such status could materially and adversely affect us and our stockholders.

We expect to incur significant additional annual expenses related to these steps associated with, among other things, director fees, reporting requirements, transfer agent fees, additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We also expect that the new rules and regulations to which we will be subject as a result of being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage for such directors and officers. Any of these factors could make it more difficult for us to attract and retain qualified members of our board of directors.

Future sales, or the perception of future sales of Class A common stock, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering, we will have outstanding a total of                shares of our Class A common stock, assuming a public offering price of $                per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, and                shares of Class B common stock convertible into Class A common stock on a one-to-one basis. Shares of Class A common stock sold or issued in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The                shares of Class B common stock outstanding immediately following this offering will be subject to certain transfer restrictions and conversion terms, including with respect to sales. These transfer restrictions will cease to apply as shares of Class B common stock automatically convert into shares of Class A common stock, which will be released over the thirty month period immediately following the completion of this offering. In addition, our board of directors may accelerate the conversion of Class B common stock into Class A common stock, subject to certain exceptions, and upon such conversion, those shares would be freely tradable. See “Description of Capital Stock—Common Stock—Transfer Restrictions and Conversion of Class B Common Stock.” In addition, in connection with this offering we and all of our directors and executive officers will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock and certain other securities held by them for 180 days following the date of this prospectus. The underwriters may, in their sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Shares Eligible for Future Sale” and “Underwriting” for a description of these lock-up agreements.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock may decline.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with our second annual report on Form 10-K, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act. The process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation is time consuming, costly, and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to assert that our internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could decline, and we could also become subject to investigations by the stock exchange on which our Class A common stock is listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

We have no operating history as a publicly-traded company, and our inexperience could materially and adversely affect us and our stockholders.

We have no history of operating as a publicly-traded company. Our senior management team lacks experience in operating a public company. As a publicly-traded company, we will be required to develop and implement substantial control systems, policies and procedures in order to satisfy our periodic SEC reporting and NYSE obligations. We cannot guarantee that management’s past experience will be sufficient to successfully develop and implement these systems, policies and procedures and to operate our company. Failure to do so could jeopardize our status as a public company, and the loss of such status may materially and adversely affect us and our stockholders.

While we currently qualify as an “emerging growth company” under the JOBS Act, taking advantage of the reduced disclosure requirements applicable to emerging growth companies could make our Class A common stock less attractive to investors. Once we lose emerging growth company status, the costs and demands placed upon our management are expected to increase.

The JOBS Act permits “emerging growth companies” like us to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies. As long as we qualify as an emerging growth company, we would be permitted, and we intend to, omit the auditor’s attestation on internal control over financial reporting that would otherwise be required by the Sarbanes-Oxley Act, as described above. We intend to take advantage of the extended transition period to comply with new or revised accounting standards applicable to public companies. We also intend to take advantage of the exemption provided under the JOBS Act from the requirements to submit say-on-pay, say-on-frequency and say-on-golden parachute votes to our stockholders and we will avail ourselves of reduced executive compensation disclosure that is already available to smaller reporting companies.

We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common equity that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (c) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

Until such time that we lose “emerging growth company” status, it is unclear if investors will find our Class A common stock less attractive because we may rely on these exemptions. If some investors find our

Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile and could cause our stock price to decline.

We may lose emerging growth status within a relatively short period of time on account of our public float exceeding $700 million or our annual gross revenues exceeding $1.07 billion. Once we lose emerging growth company status, we expect the costs and demands placed upon our management to increase, as we would have to comply with additional disclosure and accounting requirements.

An active market for our Class A common stock may not develop.

We cannot assure you that a regular trading market of our Class A common stock will develop on NYSE or elsewhere or, if developed, that any such trading market will be sustained. Accordingly, we cannot assure you of your ability to sell your Class A common stock when desired, or at all, or the prices that you may obtain for such Class A common stock.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our Class A common stock, the Class A common stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrades our Class A common stock or publishes inaccurate or unfavorable research about our business, our Class A common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our Class A common stock trading volume to decline and our Class A common stock to be less liquid and result in a decline in the stock price of our Class A common stock.

The price of our Class A common stock may be volatile and could decline substantially from the public offering price.

Even if a trading market develops, the market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our Class A common stock in spite of our operating performance. In addition, we could fail to meet the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results, additions or departures of key management personnel, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of shares of our Class A common stock could decrease significantly.

Volatility in the market price of a company’s securities can result in institution of securities class action litigation against the company. Any such litigation brought against us could result in substantial costs and the diversion of our management’s attention and our resources.

We do not intend to pay any cash dividends on our Class A common stock in the foreseeable future.

Following the completion of this offering, we do not expect to pay any dividends on our Class A common stock in the foreseeable future. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. As a result, capital appreciation in the price of our Class A common stock, if any, may be your only source of gain on an investment in our Class A common stock.

Guardian Pharmacy Services, Inc. will be a holding company with no operations of its own and, accordingly, it will depend on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any.

Guardian Pharmacy Services Inc., or Guardian Inc., the issuer of the Class A common stock offered hereby, will be a holding company and will have no material assets other than its ownership of equity interests in its subsidiaries, including Guardian Pharmacy, LLC. As a holding company, Guardian Inc. will have no independent means of generating revenue, and its principal source of cash flow will be distributions from its direct and indirect subsidiaries. Therefore, Guardian Inc.’s ability to fund and conduct our business, service our debt, and pay dividends, if any, in the future will depend on the ability of our subsidiaries to generate sufficient cash flow to make upstream cash distributions to us. Our subsidiaries are separate legal entities, and although they wil be wholly owned and controlled by us following the Corporate Reorganization, they have no obligation to make any funds available to us, whether in the form of loans, dividends, or otherwise. The ability of our subsidiaries to distribute cash to us will also be subject to, among other things, restrictions that may be contained in our subsidiary agreements (as entered into from time to time), availability of sufficient funds in such subsidiaries and applicable laws and regulatory restrictions. Claims of any creditors of our subsidiaries generally will have priority as to the assets of such subsidiaries over our claims and claims of our creditors and stockholders. To the extent the ability of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, pay our expenses, service our debt, and pay dividends, if any, could be harmed.

Our certificate of incorporation and bylaws and provisions of Delaware law may discourage or prevent certain strategic transactions, including a takeover of our company, even if such a transaction would be beneficial to our stockholders.

Provisions contained in our certificate of incorporation and bylaws and provisions of the Delaware General Corporation Law, or DGCL, could delay or prevent a third-party from entering into a strategic transaction with us, even if such a transaction would benefit our stockholders. For example, our certificate of incorporation and bylaws:

•	provide that our board of directors is classified into three classes of directors with staggered three-year terms;

•

authorize the issuance of “blank check” preferred stock that could be issued by our board of directors without further action by our stockholders to increase the number of outstanding shares of capital stock, making a takeover more difficult and expensive;

•	do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	do not permit stockholders to take action by written consent other than during the period following this offering in which we qualify as a “controlled company” within the meaning of NYSE rules;

•	provide that special meetings of the stockholders may be called only by or at the direction of the chair of our board or a majority of the total number of authorized directors;

•	vacancies on our board of directors will be able to be filled only by our board of directors (except as set forth in the Stockholders’ Agreement) and not by stockholders;

•	restrict the forum for certain litigation against us to Delaware; and

•	provide for advance notice procedures, which apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

In addition, we are subject to the provisions of Section 203 of the DGCL which limits, subject to certain exceptions, the right of a corporation to engage in a business combination with a holder of 15% or more of the corporation’s outstanding voting securities, or certain affiliated persons.

These restrictions and provisions could keep us from pursuing relationships with strategic partners and from raising additional capital, which could impede our ability to expand our business and strengthen our competitive position.

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders and the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine.

Furthermore, our certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be, to the fullest extent permitted by law, the sole and exclusive forum for any action asserting a claim arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and accordingly, we cannot be certain that a court would enforce such provision. We believe this provision would not apply to any action or proceeding asserting a claim under the Exchange Act.

Our certificate of incorporation will further provide that, to the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our certificate of incorporation described above. However, our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. The forum selection provisions in our certificate of incorporation may have the effect of discouraging lawsuits against us or our directors, officers or employees and may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees, and may increase the costs associated with bringing a claim, which may disadvantage a stockholder in any such lawsuit. If the enforceability of our forum selection provision were to be challenged, we may incur additional costs associated with resolving such a challenge. While we currently have no basis to expect any such challenge would be successful, if a court were to find our forum selection provision to be inapplicable or unenforceable, we may incur additional costs associated with having to litigate in other jurisdictions, which could have an adverse effect on our business, financial condition and results of operations and result in a diversion of the time, resources and attention of our management.

Investors in this offering will experience immediate and substantial dilution.

Based on assumed public offering price of $                per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our Class A common stock in this offering will experience an

immediate and substantial dilution of $                per share in the as adjusted net tangible book value per share of common stock from the public offering price, and our as adjusted net tangible book value as of                , 2021 after giving effect to this offering would be $                per share. See “Dilution.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements are all statements other than those of historical fact. Any statements about our expectations, beliefs, plans, predictions, forecasts, objectives, assumptions, or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “believes,” “expects,” “may,” “will,” “should,” “would,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” “contemplates,” “aims,” “continues,” “anticipates” and similar expressions. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements are not guarantees of future performance and involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond our control. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, refer to “Risk Factors” and the factors more fully described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Among the factors that could cause actual results to differ materially from those suggested by forward-looking statements are:

•	our ability to effectively execute our business strategies, implement new initiatives and improve efficiency;

•	our ability to effectively market and sell, customer acceptance of, and competition for, our pharmaceutical services in new and existing markets;

•	our relationships with pharmaceutical wholesalers and key manufacturers, LTCFs and health plan payors;

•	the impact of the outbreak of a national emergency, public health crisis or global pandemic, such as COVID-19, on our employees and business and on our supply chain and the LTCFs we serve;

•	continuing government and private efforts to contain pharmaceutical costs, including by limiting pharmacy reimbursements;

•	changes in, and our ability to comply with, healthcare laws, regulations or interpretations;

•	further consolidation of managed care organizations and other health plan payors and changes in the terms of our agreements with these parties;

•	our ability to retain members of our senior management team, our local pharmacy management teams and our pharmacy professionals;

•	our exposure to, and the results of, claims, legal proceedings and governmental inquiries;

•	our ability to maintain the security of our operating and information technology systems and infrastructure (e.g., against cyber-attacks);

•	product liability, product recall, personal injury or other health and safety issues related to the pharmaceuticals we distribute;

•	the sufficiency of our existing cash and cash equivalents to fund our future operating expenses and capital expenditure requirements, and our ability to raise additional capital, if needed; and

•	the misuse or off-label use, or errors in the dispensing or administration, of the pharmaceuticals we distribute.

New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in, or implied by, the forward-looking statements. Therefore, we caution you not to place undue reliance on any forward-looking statements or information. Any forward-looking statements only speak as of the date of this prospectus. We undertake no obligation to update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law, whether as a result of any new information, future events or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

CORPORATE REORGANIZATION

We currently operate as Guardian Pharmacy, LLC, an Indiana limited liability company (“Guardian Pharmacy, LLC”). Prior to this offering, we have conducted a significant portion of our business through our majority owned and wholly owned subsidiaries, which we refer to as the “Operating Subsidiaries.” We refer to the membership interests of the Operating Subsidiaries collectively as the “Operating Subsidiary Units,” and to the minority members of these Operating Subsidiaries collectively as the “Minority Unitholders.” The membership interests of Guardian Pharmacy, LLC currently consist of Common Units (“Common Units”) and Preferred Units (“Preferred Units”). Guardian Pharmacy Services, Inc., a Delaware corporation (“Guardian Inc.”) is currently a direct, wholly owned subsidiary of Guardian Pharmacy, LLC and was recently formed to complete the Corporation Reorganization described below and the offering being made hereby.

Immediately prior to the completion of this offering, Guardian Pharmacy, LLC, the Operating Subsidiaries and Guardian Inc. will complete the following series of transactions, which we refer to throughout this prospectus as the “Corporate Reorganization”:

•

Pursuant to the respective operating agreements of Guardian Pharmacy, LLC and each of the Operating Subsidiaries, the Operating Subsidiary Units held by the Minority Unitholders and all Preferred Units of Guardian Pharmacy, LLC will automatically convert into Common Units of Guardian Pharmacy, LLC, resulting in Guardian Pharmacy, LLC having only Common Units outstanding; and

•

Guardian Merger Corp., a Delaware corporation and wholly owned subsidiary of Guardian Inc. (“Merger Sub”), will merge with and into Guardian Pharmacy, LLC, with Guardian Pharmacy, LLC surviving the merger as a wholly owned subsidiary of Guardian Inc. Pursuant to the merger, each then outstanding Common Unit of Guardian Pharmacy, LLC will be converted into (i) one share of Class B common stock of Guardian Inc. and (ii) the right to receive $                 in cash, without interest (collectively, the “Merger Consideration”). We intend to use $50.0 million of the net proceeds from this offering to fund the aggregate cash portion of Merger Consideration payable to the former holders of Common Units (the “Merger Consideration Cash Payment”). See “Use of Proceeds.”

As limited liability companies, Guardian Pharmacy, LLC and the Operating Subsidiaries have regularly made cash distributions to their members, from time to time, from operating profits. Pursuant to the Corporate Reorganization, all of these entities will become directly or indirectly wholly owned by, and consolidated for tax purposes with, Guardian Inc., which will be a C-corporation taxpayer under U.S. tax law. In connection with the Corporate Reorganization and the offering made hereby, and in accordance with each entity’s applicable governing documents, Guardian Pharmacy, LLC and the Operating Subsidiaries will make certain distributions to their respective members relating to time periods ending before or upon the closing of the Corporate Reorganization. We estimate that these distributions by Guardian and the Operating Subsidiaries to their respective members subsequent to September 30, 2021 (including those made before and expected to be made after the date of this prospectus) will be approximately $23.5 million in total. Of such amount, $15.0 million was previously authorized and is accrued as a liability on the Company’s balance sheet as of September 30, 2021. All of such distributions are expected to be paid from cash that is available to the Company prior to this offering. If the Corporate Reorganization and offering made hereby are not completed, the above-referenced distributions will be made in due course.

As a result of the Corporate Reorganization, (i) Guardian Inc. will be a holding company and the sole manager of Guardian Pharmacy, LLC, with no material assets other than its 100% interest in Guardian Pharmacy, LLC and (ii) Guardian Pharmacy, LLC will wholly own and be the sole member of each of the Operating Subsidiaries.

Giving effect to the Corporate Reorganization and this offering (assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock), the diagram below reflects our simplified corporate structure.

(1)	Class A stockholders will initially consist of investors purchasing shares of Class A common stock in this offering.
(2)	Class B stockholders will be comprised of the former Minority Unitholders and the legacy unitholders of Guardian Pharmacy, LLC prior to the Corporate Reorganization.
(3)	After the Corporate Reorganization, Guardian Pharmacy Services, Inc. will operate its business through Guardian Pharmacy, LLC and its 39 wholly-owned Operating Subsidiaries.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of shares of our Class A common stock in this offering will be approximately $                million, assuming a public offering price of $                per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we estimate that the net proceeds from this offering will be approximately $                million.

A $1.00 increase (decrease) in the assumed public offering price of $                per share would increase (decrease) the amount of proceeds available to us from this offering by approximately $                , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

Each 1,000,000 share increase (decrease) in the number of shares offered in this offering would increase (decrease) the net proceeds to us from this offering by approximately $                million, assuming that the price per share for this offering remains at $                (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the underwriting discount and estimated offering expenses payable by us.

In connection with the Corporate Reorganization, each outstanding Common Unit of Guardian Pharmacy, LLC will be converted into (i) one share of Class B common stock of Guardian Pharmacy Services, Inc. and (ii) the right to receive $                in cash (without interest), which we collectively refer to as the Merger Consideration. See “Corporate Reorganization.” We intend to use $50.0 million of the net proceeds from this offering to fund the Merger Consideration Cash Payment, which is the aggregate cash portion of Merger Consideration payable to the holders of Common Units pursuant to the merger. We intend to use the balance of the net proceeds for general corporate purposes and working capital.

Pending the use of proceeds from this offering, we may invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We do not currently intend to pay any cash dividends on our common stock. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in the agreements governing any indebtedness we may enter into and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents, long-term debt and capitalization as of September 30, 2021:

•	for Guardian Pharmacy, LLC, on an actual basis;

•	for Guardian Inc., on a pro forma basis to give effect to the Corporate Reorganization, as if such event had occurred on September 30, 2021; and

•

for Guardian Inc., on a pro forma and as-adjusted basis to reflect (i) the Corporate Reorganization, (ii) our receipt of estimated net proceeds from the sale of shares of our Class A common stock in this offering at the initial public offering price of $         per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting the underwriting discount and estimated offering expenses payable by us, and (iii) the application of $50.0 million of the net proceeds from this offering to fund the Merger Consideration Cash Payment (as described in “Use of Proceeds”), in each case as if such events had occurred on September 30, 2021.

The information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual public offering price and other terms of the offering determined at the pricing of this offering. You should read this table together with the sections of this prospectus titled “Summary Historical Consolidated Financial and Other Data,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our historical consolidated financial statements and related notes thereto included elsewhere in this prospectus.

(in thousands, except share and per share data)	As of September 30, 2021
	Actual	Pro forma	Pro forma and as-adjusted
	(unaudited)
Cash and cash equivalents	$9,560	$	$

Long-term debt	$36,179(3)	$	$

Members’ equity:
Members’ equity	$29,027	$	$
Members’ preferred return	—

Accumulated other comprehensive loss	(310)

Total Guardian Pharmacy, LLC equity	$28,717	$	$
Stockholders’ equity
Class A common stock, $0.001 par value per share: no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma; and shares authorized, shares issued and outstanding, pro forma and as-adjusted	—
Class B common stock, $0.001 par value per share: no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; and shares authorized, shares issued and outstanding, pro forma and as-adjusted	—
Additional paid-in capital(1)	—

Non-controlling interest(2)	29,209

Total members’/stockholders’ equity(1)	57,926

Total capitalization	$94,105	$	$

(1)

Each $1.00 increase or decrease in the public offering price per share of Class A common stock from the midpoint of the estimated price range set forth on the cover page of this prospectus would increase or decrease the paid-in capital and total members’/stockholders’ by approximately $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each 1,000,000 share increase or decrease in the number of shares of Class A common stock issued and sold at the midpoint of the estimated price range set forth on the cover of this prospectus would increase or decrease the paid-in capital and total members’/stockholders’ equity by approximately $                million.

(2)

Non-controlling interest reflects minority membership interests in the subsidiaries of the Company and will be eliminated immediately prior to the completion of this offering pursuant to the Corporate Reorganization.

(3)	Consists of $3,462 of long-term debt—current; $2,480 of finance leases—current; $27,978 of long-term debt—non-current; and $2,259 of finance leases—non-current.

DILUTION

Dilution represents the difference between the amount per share paid by investors in this offering and the pro forma and as-adjusted net tangible book value per share of our common stock immediately after this offering. The data in this section is derived from our balance sheet as of                , 2021 and is presented on a pro forma basis after giving effect to the Corporate Reorganization. The pro forma net tangible book value per share is equal to our total tangible assets less the amount of our total liabilities, divided by the sum of the number of our shares of common stock that will be outstanding immediately prior to the closing of this offering after giving effect to the Corporate Reorganization. Our pro forma net tangible book value as of                , 2021 was $                million, or $                per share.

After giving effect to our receipt of the estimated net proceeds from our sale of Class A common stock in this offering, based on an assumed public offering price of $                per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discount and other estimated offering expenses payable by us, our pro forma and as-adjusted net tangible book value as of                , 2021 would have been $                million, or $                per share. This represents an immediate dilution to new investors in this offering of $                per share. The following table illustrates this per share dilution:

Assumed public offering price per share		$
Pro forma net tangible book value per share as of , 2021	$
Increase in net tangible book value per share attributable to new investors	$

Pro forma and as-adjusted net tangible book value per share after this offering		$

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed public offering price of $                per share would increase (decrease) our pro forma and as-adjusted net tangible book value by $                million, the pro forma and as-adjusted net tangible book value per share after this offering by $                and the dilution per share to new investors by $                , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each increase of 1,000,000 shares in the number of shares offered by us would increase our pro forma and as-adjusted net tangible book value by $                million, increase the pro forma and as-adjusted net tangible book value per share after this offering by $                and decrease the dilution per share to new investors by $                , assuming the assumed public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. Each decrease of 1,000,000 shares in the number of shares offered by us would decrease our pro forma and as-adjusted net tangible book value by $                million, decrease the pro forma and as-adjusted net tangible book value per share after this offering by $                and increase the dilution per share to new investors by $                , assuming the assumed public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

If the underwriters fully exercise their option to purchase additional shares, pro forma and as-adjusted net tangible book value after this offering would increase by approximately $                per share, and there would be an immediate dilution of approximately $                per share to new investors.

The following table presents, on a pro forma as-adjusted basis, as described above, the differences between the Class B stockholders on a pro forma basis and the purchasers of shares of Class A common stock in this offering with respect to the number of shares of Class A common stock purchased from us, the total consideration paid, and the average price paid per share at an assumed public offering price of $                per share (the midpoint of the range set forth on the cover page of this prospectus):

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
(in thousands)
Class B stockholders on a pro forma basis		%		%	$
New investors

Total		100%	$	100%	$

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of those securities could result in further dilution to holders of our Class A common stock.

To the extent that any equity awards are issued under our incentive plan, investors participating in this offering will experience further dilution.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our historical consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations, and intentions, that are based on the beliefs of our management. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section of this prospectus entitled “Risk Factors.” See “Special Note Regarding Forward-Looking Statements.”

Overview

We are a leading long-term care pharmacy services company that facilitates the full lifecycle of pharmacy administration and associated consultative services for residents of long-term health care facilities, including assisted living facilities (“ALFs”), group homes (“GHs”), behavioral health facilities (“BHFs,” and together with GHs, “GH/BHFs”), skilled nursing facilities (“SNFs”) and other long-term living environments (collectively, “LTCFs”). We enter into contracts directly with LTCFs to serve as the principal pharmacy provider for their residents. In this capacity, we offer high-touch services and utilize complex technology to manage the dispensing and administration of prescriptions to residents of LTCFs. This includes prescription intake and adjudication management, packaging drugs into unit dose and/or multi-dose compliance packaging that are organized by date and time of administration and tracking each drug from delivery through administration to LTCF residents. We also offer training to caregivers and conduct mock audits to ensure compliance with pharmacy administration requirements, billing claims processing, government regulation and other matters.

While our competitors have primarily focused on SNFs, we have built a strong competitive position as a provider of pharmaceutical services to ALFs and GH/BHFs, which is the main focus of our business. LTCF industry trends, including aging demographics, increases in the number of assisted living residents, improving life expectancies and enhanced quality of care, have resulted in ALF and GH/BHF resident populations that require assistance with their increasingly acute and complex healthcare needs. Through our value-added capabilities and local management model, we have been able to pass on to residents, LTCFs and health plan payors the benefits of our scale without compromising on the high-touch localized customer service that is traditionally associated with an independent pharmacy. For this reason, we are well positioned to continue to serve ALFs and GH/BHFs, which we believe to be the most attractive and highest growth sector of the LTCF market.

We completed one acquisition in the year ended December 31, 2019, two acquisitions in the year ended December 31, 2020 and one acquisition for the nine months ended September 30, 2021, none of which were individually, or in the aggregate, material to the results for the respective periods of the consolidated financial statements. As of September 30, 2021, we owned and operated 39 pharmacies that serve LTCFs across 26 states.

The results of operations of acquired pharmacies are included from the date of acquisition. We consider our growth in residents served as either “acquired growth” or “organic growth.” Acquired growth represents growth in the number of residents served from the acquisition of an operating pharmacy, which we measure using the number of residents served by the acquired pharmacy as of the acquisition date. Organic growth represents the increase in the number of residents served (i) by our acquired pharmacies subsequent to the acquisition date, and (ii) by our new, or “greenfield,” pharmacies at opening and as they continue to grow. We generate organic growth through new and expanded LTCF relationships as well as increased resident adoption of our services in the facilities we already serve.

Impact of COVID-19

With its unique set of challenges, the COVID-19 pandemic has highlighted the vital nature of the services that we provide. Through modifications to procedures at our local pharmacies, we never stopped providing 24/7 service to safely address the needs of our customers and help drive effective outcomes.

COVID-19 has had a material impact on the global economy in general, and on our business, in particular, given that residents at LTCFs have generally faced higher risks of death or developing complications from contracting COVID-19. LTCFs experienced significant reductions in resident occupancy in 2020 and into 2021 due to the pandemic, and the number of residents we serve generally mirrored LTCF occupancy trends. In March 2020, we served approximately 132,000 residents. Starting in April 2020, we began to experience monthly net reductions in the total number of residents served at the facilities of our existing LTCF customers, which adversely affected our operating results for 2020 and 2021. After experiencing a decline in residents served through March 2021, our total number of residents served began to increase, as did occupancy numbers throughout the LTCF industry generally. As of September 2021, our number of residents served had returned to our pre-pandemic total of approximately 132,000, despite the impact of the Delta variant of COVID-19. We believe our count of residents served, as well as our operating results for the nine months ended September 30, 2021 as compared to the corresponding prior year period, demonstrates our resiliency during the pandemic and our ongoing recovery.

The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), enacted in March 2020, provided relief to eligible health care providers for expenses related to COVID-19. The Company received distributions totaling $10.4 million. However, based on management’s assessment of the likelihood of meeting the applicable terms and conditions for receiving such funds and the overall lack of clarity from the U.S. Department of Health and Human Services (“HHS”) on how the program would be administered, the Company returned all of the funds to HHS as of December 31, 2020. The CARES Act also provided for deferred payment of the employer portion of social security taxes through the end of 2020, with 50% of the deferred amount due by December 31, 2021, and the remaining 50% due by December 31, 2022. The Company’s deferred payment of the employer portion of social security taxes related to wages earned as of December 31, 2020 was $5.3 million.

The impact of the COVID-19 pandemic has continued to evolve. The extent of its effect on the Company’s operational and financial performance will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration, scope and severity of the pandemic, the actions taken to contain or mitigate its impact, and the direct and indirect economic effects of the pandemic and related containment measures, among others. Further, we cannot predict with reasonable certainty whether the recent trend of increases in the number of residents we serve will continue. However, we believe that as our industry continues to emerge from the pandemic, we are well-positioned to capitalize on the growth opportunity as LTCFs strive to increase resident occupancy levels.

Financial and Operational Highlights for the Three Months Ended September 30, 2021

For the three months ended September 30, 2021, we generated revenue of $203.6 million, as compared to $181.7 million for the same period in 2020, representing year-over-year growth of 12%. The increase was primarily due to the organic growth of our business as we began to recover from the effects of the COVID-19 pandemic. For the three months ended September 30, 2021, we generated net income of $15.4 million, as compared to net loss of $0.8 million for the same period in 2020, representing year-over-year growth of 1981%. The increase in net income was primarily due to the organic growth of our business as we began to recover from the effects of the COVID-19 pandemic, as well as adjustments to the value of the share-based compensation awards for the three month ended September 30, 2021 as compared to the corresponding period in 2020.

During September 2021, we served approximately 132,000 residents, as compared to approximately 124,000 residents during September 2020, representing year-over-year growth of 6%. For the three months ended September 30, 2021, we also dispensed 4.5 million prescriptions, as compared to 4.1 million prescriptions for the same period in 2020, representing year-over-year growth of 10%. The increase was primarily due to acquisitions and organic growth as we began to recover from the effects of the COVID-19 pandemic.

Financial and Operational Highlights for the Nine Months Ended September 30, 2021

For the nine months ended September 30, 2021, we generated revenue of $582.2 million, as compared to $547.4 million for the same period in 2020, representing year-over-year growth of 6%. For the nine months ended September 30, 2021, we generated net income of $30.1 million, as compared to net income of $17.7 million for the same period in 2020, representing year-over-year growth of 70.0%. The increases were primarily due to the organic growth of our business as we began to recover from the effects of the COVID-19 pandemic.

During September 2021, we served approximately 132,000 residents, as compared to approximately 124,000 residents during September 2020, representing year-over-year growth of 6%. For the nine months ended September 30, 2021, we also dispensed 12.9 million prescriptions, as compared to 12.4 million prescriptions for the same period in 2020, representing year-over-year growth of 4%. The increases were primarily due to acquisitions and the organic growth of our business as we began to recover from the effects of the COVID-19 pandemic.

Financial and Operational Highlights for the Year Ended December 31, 2020

For the year ended December 31, 2020, we generated revenue of $736.0 million, as compared to $698.3 million for the same period in 2019, representing year-over-year growth of 7%. The increase was primarily due to organic growth of our business. For the year ended December 31, 2020, we generated net income of $29.7 million, as compared to net income of $31.4 million for the same period in 2019, representing year-over-year decline of 5%. The decrease in net income was primarily due to adjustments to the value of the share-based compensation awards for the year ended December 31, 2020 as compared to the corresponding period in 2019.

During December 2020, we served approximately 123,000 residents, as compared to approximately 128,000 residents for December 2019, representing a year-over-year decline of 4%. For the year ended December 31, 2020, we also dispensed approximately 16.6 million prescriptions, as compared to approximately 16.2 million prescriptions for the same period in 2019, representing a year-over-year growth of 3%. The decline in the number of residents served was primarily due to the effects of the COVID-19 pandemic, partially offset by the growth from the two acquisitions completed in 2020.

Financial and Operational Highlights for the Year Ended December 31, 2019

For the year ended December 31, 2019, we generated revenue of $698.3 million, as compared to $600.4 million for the same period in 2018, representing year-over-year growth of 16%. The increase was primarily due to organic growth of our business. For the year ended December 31, 2019, we generated net income of $31.4 million, as compared to net income of $23.3 million for the same period in 2018, representing year-over-year growth of 35%. The increase in net income was primarily due to organic growth of our business, as well as adjustments to the value of the share-based compensation awards for the year ended December 31, 2019 as compared to the corresponding period in 2018.

During December 2019, we served approximately 128,000 residents, as compared to approximately 115,000 residents for the same period in 2018, representing a year-over-year growth of 11%. For the year ended December 31, 2019, we also dispensed approximately 16.2 million prescriptions, as compared to approximately 14.0 million prescriptions for the same period in 2018, representing a year-over-year growth of 16%. The increases were primarily due to organic growth of our business.

Components of Results of Operations

Revenue. We recognize revenue at the time of delivery of prescriptions and other pharmacy services to the LTCF, at which time control has been transferred. Revenue recognized reflects the consideration we expect to receive in exchange for these goods and services.

Cost of goods sold. Cost of goods sold consists primarily of expenses associated with the fulfillment and delivery of the prescription. Cost of goods sold also includes associated pharmacy personnel-related expenses, including salaries and benefits, delivery charges and other supporting overhead costs (such as rent and depreciation and amortization of assets used in the fulfillment and delivery of the prescription).

Selling, general, and administrative. Selling, general, and administrative consists primarily of personnel-related expenses, including salaries and benefits, for our employees at the pharmacies and support services engaged in other pharmacy related activities including sales and marketing, finance, legal, human resources, purchasing and other administrative functions. Selling, general, and administrative also includes facilities-related expenses, software expenses, sales and marketing expenses, insurance premiums, professional services expenses, including for outside legal and accounting services, and other overhead costs.

Acquisition related and other expenses. Acquisition related and other expenses consist primarily of changes in the fair value of the expected contingent payments related to acquisitions.

Depreciation and amortization. Depreciation and amortization primarily consist of the depreciation related to long-lived assets (i.e., pharmacy dispensing equipment, computer equipment and software, and delivery and other vehicles) and the amortization of intangible assets consisting primarily of customer lists.

Interest expense. Interest expense consists of interest on our long-term debt and line of credit under our credit facility and finance leases.

Other expense, net. Other expense, net primarily consists of franchise tax payments for the states in which we operate and loss on the extinguishment of debt.

Adjusted EBITDA. We define Adjusted EBITDA as net income before interest expense and depreciation and amortization, as adjusted to exclude the impact of items and amounts that we view as not indicative of our core operating performance, including share-based compensation, acquisition accounting adjustments, gain on disposition of businesses and loss on extinguishment of debt. Adjusted EBITDA does not have a definition under GAAP, and our definition of Adjusted EBITDA may not be the same as, or comparable to, similarly titled measures used by other companies. See “Prospectus Summary—Summary Historical Consolidated Financial Data—Adjusted EBITDA” for more information.

Results of Operations for the Three and Nine Months Ended September 30, 2020 and 2021

The following table sets forth our consolidated statements of income data for the three and nine months ended September 30, 2020 and 2021, respectively. The year-over-year comparison of results of operations is not necessarily indicative of results for future periods.

(in thousands)	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2021	2020	2021
Revenues	$181,668	$203,589	$547,422	$582,186
Cost of goods sold	146,610	162,022	437,444	462,860

Gross profit	35,058	41,567	109,978	119,326
Operating expenses:
Selling, general, and administrative	32,145	23,227	81,702	79,667
Acquisition related and other expenses, net	223	(161)	220	23
Depreciation and amortization	3,009	2,706	8,573	8,212

Total operating expenses	35,377	25,772	90,495	87,902

Operating income	(319)	15,795	19,483	31,424
Other expense:
Interest expense	497	405	1,713	1,240
Other expense, net	2	2	85	114

Total other expense	499	407	1,798	1,354

Net income (loss)	(818)	15,388	17,685	30,070
Less: net income attributable to non-controlling interest(1)	(2,387)	(3,124)	(7,413)	(8,841)

Net income attributable to Guardian Pharmacy, LLC	$(3,205)	$12,264	$10,272	$21,229

Adjusted EBITDA(2)	$12,829	$15,309	$40,137	$39,301

(1)

These figures reflect minority membership interests in the subsidiaries of the Company and will be eliminated immediately prior to the completion of this offering pursuant to the Corporate Reorganization.

(2)

See “Prospectus Summary—Summary Historical Consolidated Financial Data—Adjusted EBITDA” for more information and for a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Revenue

	Three Months Ended September 30,		% Change	Nine Months Ended September 30,		% Change
	2020	2021		2020	2021
	(in thousands)			(in thousands)
Revenue	$181,668	$203,589	12%	$547,422	$582,186	6%

Revenue for the three months ended September 30, 2021 increased by $21.9 million or 12% compared to the three months ended September 30, 2020. The increase was primarily due to the organic growth of our business as we began to recover from the effects of the COVID-19 pandemic.

Revenue for the nine months ended September 30, 2021 increased by $34.8 million or 6% compared to the nine months ended September 30, 2020. The increase was primarily due to the organic growth of our business as we began to recover from the effects of the COVID-19 pandemic.

Cost of goods sold

	Three Months Ended September 30,		% Change	Nine Months Ended September 30,		% Change
	2020	2021		2020	2021
	(in thousands)			(in thousands)
Cost of goods sold	$146,610	$162,022	11%	$437,444	$462,860	6%
Percentage of revenue	81%	80%		80%	80%

Cost of goods sold for the three months ended September 30, 2021 increased by $15.4 million or 11% compared to the three months ended September 30, 2020. The increase was primarily due to the organic growth of our business as we began to recover from the effects of the COVID-19 pandemic.

Cost of goods sold for the nine months ended September 30, 2021 increased by $25.4 million or 6% compared to the nine months ended September 30, 2020. The increase was primarily due to the organic growth of our business as we began to recover from the effects of the COVID-19 pandemic.

Selling, general, and administrative

	Three Months Ended September 30,		% Change	Nine Months Ended September 30,		% Change
	2020	2021		2020	2021
	(in thousands)			(in thousands)
Selling, general, and administrative	$32,145	$23,227	(28)%	$81,702	$79,667	(3)%
Percentage of revenue	18%	11%		15%	14%

Selling, general and administrative expenses decreased $8.9 million or 28% for the three months ended September 30, 2021 compared to the three months ended September 30, 2020. The decrease was primarily due the adjusted value of the share-based compensation awards for the three months ended September 30, 2021, offset by higher personnel and facilities-related expenses resulting from an increase in average employee headcount from both acquisitions and organic growth as we began to recover from the effects of the COVID-19 pandemic.

Selling, general and administrative expenses decreased $2.0 million or 3% for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. The decrease was primarily due to the adjusted value of the share-based compensation awards for the nine months ended September 30, 2021, offset by higher personnel and facilities-related expenses resulting from an increase in average employee headcount from both acquisitions and organic growth as we began to recover from the effects of the COVID-19 pandemic.

Depreciation and amortization

	Three Months Ended September 30,		$ Change	Nine Months Ended September 30,
	2020	2021		2020	2021	% Change
	(in thousands)			(in thousands)
Depreciation and amortization	$3,009	$2,706	(10)%	$8,573	$8,212	(4)%
Percentage of revenue	2%	1%		2%	1%

Depreciation and amortization expenses decreased $0.3 million or 10% for the three months ended September 30, 2021 compared to the three months ended September 30, 2020 due to lower amortization on the intangibles.

Depreciation and amortization expense decreased $0.4 million or 4% for the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020 due to lower amortization on the intangibles.

Interest expense

	Three Months Ended September 30,			Nine Months Ended September 30,		% Change
	2020	2021	% Change	2020	2021
	(in thousands)			(in thousands)
Interest expense	$497	$405	(19)%	$1,713	$1,239	(28)%

Interest expense decreased $0.1 million or 19% for the three months ended September 30, 2021 compared to the three months ended September 30, 2020. The decrease was primarily due to a decrease in the borrowings from the Company’s 2018 Credit Facility (as defined below).

Interest expense decreased $0.5 million or 28% for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. The decrease was primarily due to a decrease in the borrowings from the Company’s 2018 Credit Facility.

Net income (loss) and Adjusted EBITDA

	Three Months Ended September 30,		$ Change		Nine Months Ended September 30,		% Change
	2020	2021			2020	2021
	(in thousands)				(in thousands)
Net income (loss)	$(818)	$15,388	1981	%	$17,685	$30,070	70%
Adjusted EBITDA	$12,829	$15,309	19%		$40,137	$39,301	(2)%

Net income (loss) for the three and nine months ended September 30, 2021, was $15.4 million and $30.1 million, respectively, as compared to $(0.8) million and $17.7 million for the three and nine months ended September 30, 2020, respectively, and Adjusted EBITDA for the three and nine months ended September 30, 2021 was $15.3 million and $39.3 million, respectively, as compared to $12.8 million and $40.1 million for the three and nine months ended September 30, 2020, respectively, due to the factors described above. See “Prospectus Summary—Summary Historical Consolidated Financial Data—Adjusted EBITDA” for more information and for a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

61

Results of Operations for the Years Ended December 31, 2018, 2019 and 2020

The following table sets forth our consolidated statements of income data for the years ended December 31, 2018, 2019 and 2020, respectively. The year-over-year comparison of results of operations is not necessarily indicative of results for future periods.

(in thousands)	Year Ended December 31,
	2018	2019	2020
Revenue	$600,365	$698,287	$735,958
Cost of goods sold	477,331	554,826	588,958

Gross profit	123,034	143,461	147,000
Operating expenses:
Selling, general, and administrative	87,845	97,561	102,540
Acquisition related and other expenses	203	1,223	882
Depreciation and amortization	9,055	10,578	11,514

Total operating expenses	97,103	109,362	114,936

Operating income	25,931	34,099	32,064
Other expense:
Interest expense	1,900	2,251	2,156
Other expense, net	760	475	248

Total other expense	2,660	2,726	2,404

Net income	23,271	31,373	29,660
Less: net income attributable to non-controlling interest(1)	(8,593)	(9,628)	(9,717)

Net income attributable to Guardian Pharmacy, LLC	$14,678	$21,745	$19,943

Adjusted EBITDA(2)	$44,494	$52,525	$52,918

(1)

These figures reflect minority membership interests in the subsidiaries of the Company and will be eliminated immediately prior to the completion of this offering pursuant to the Corporate Reorganization.

(2)

See “Prospectus Summary—Summary Historical Consolidated Financial Data—Adjusted EBITDA” for more information and for a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Revenue

	Year Ended December 31,		% Change	Year Ended December 31,		% Change
	2018	2019		2019	2020
	(in thousands)			(in thousands)
Revenue	$600,365	$698,287	16%	$698,287	$735,958	5%

Revenue for the year ended December 31, 2019 increased by $97.9 million or 16% compared to the year ended December 31, 2018. The increase was primarily due to the organic growth of our business. Revenue for the year ended December 31, 2020 increased by $37.7 million or 5% compared to the year ended December 31, 2019. The increase was primarily due to organic growth of our business, despite organic growth being partially offset by the effects of the COVID-19 pandemic.

Cost of goods sold

	Year Ended December 31,		% Change	Year Ended December 31,		% Change
	2018	2019		2019	2020
	(in thousands)			(in thousands)
Cost of goods sold	$477,331	$554,826	16%	$554,826	$588,958	6%
Percentage of revenue	79.5%	79.5%		79.5%	80.0%

Cost of goods sold for the year ended December 31, 2019 increased by $77.5 million or 16% compared to the year ended December 31, 2018. The increase was primarily due to the increase in sales resulting from organic growth. Cost of goods sold for the year ended December 31, 2020 increased by $34.1 million or 6% compared to the year ended December 31, 2019. The increase was primarily due to the increase in sales resulting from organic growth. The increase as a percentage of revenue was primarily the result of an increase in cost of the inventory purchased in response to anticipated supply chain issues related to the COVID-19 pandemic for the year ended December 31, 2020, compared to the year-ended December 31, 2019.

Selling, general, and administrative

	Year Ended December 31,		% Change	Year Ended December 31,		% Change
	2018	2019		2019	2020
	(in thousands)			(in thousands)
Selling, general, and administrative	$87,845	$97,561	11%	$97,561	$102,540	5%
Percentage of revenue	14.6%	14.0%		14.0%	13.9%

Selling, general and administrative expenses increased $9.7 million or 11% for the year ended December 31, 2019, compared to the year ended December 31, 2018. The increase was primarily due to an increase in average employee headcount resulting from organic growth, which drove higher personnel and facilities-related expenses. Selling, general and administrative expenses increased $5.0 million or 5% for the year ended December 31, 2020, compared to the year ended December 31, 2019. The increase was primarily due to organic growth, which drove higher personnel and facilities expenses offset by managing labor costs in response to the COVID-19 pandemic, and the adjusted value of the share-based compensation awards for the year ended December 31, 2020.

Acquisition related and other expenses

	Year Ended December 31,		% Change	Year Ended December 31,		% Change
	2018	2019		2019	2020
	(in thousands)			(in thousands)
Acquisition related and other expenses	$203	$1,223	502%	$1,223	$882	(28)%
Percentage of revenue	0.0%	0.2%		0.2%	0.1%

Acquisition related and other expenses increased $1.0 million for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase was primarily due to the fair value adjustments recorded for the expected contingent consideration component of previously completed acquisitions. Acquisition related and other expenses decreased $0.3 million or 28% for the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease was due to the fair value adjustments recorded for the expected contingent consideration component of previously completed acquisitions.

Depreciation and amortization

	Year Ended December 31,		% Change	Year Ended December 31,		% Change
	2018	2019		2019	2020
	(in thousands)			(in thousands)
Depreciation and amortization	$9,055	$10,578	17%	$10,578	$11,514	9%
Percentage of revenue	1.5%	1.5%		1.5%	1.6%

Depreciation and Amortization expenses increased $1.5 million or 17% for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase was primarily due to higher depreciation resulting from an increase in long-lived assets due to organic growth and higher amortization resulting from an increase in intangible assets due to acquisitions. Depreciation and Amortization expenses increased $0.9 million or 9% for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily due to higher amortization resulting from an increase in intangible assets due to the two acquisitions completed in 2020.

Interest expense

	Year Ended December 31,		% Change	Year Ended December 31,		% Change
	2018	2019		2019	2020
	(in thousands)			(in thousands)
Interest expense	$1,900	$2,251	18%	$2,251	$2,156	(4)%

Interest expense increased $0.4 million or 18% for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase was primarily due to an increase in borrowing from the Company’s 2018 Credit Facility. Interest expense decreased $0.1 million or 4% compared to the year ended December 31, 2020, compared to the year ended December 31, 2019. The decrease was primarily due to a decrease in the borrowings from the Company’s 2018 Credit Facility.

Net income and Adjusted EBITDA

	Year Ended December 31,		% Change	Year Ended December 31,		% Change
	2018	2019		2019	2020
	(in thousands)			(in thousands)
Net income	$23,271	$31,373	35%	$31,373	$29,660	(5%)
Adjusted EBITDA	$44,494	$52,525	18%	$52,525	$52,918	1%

Net income for the year ended December 31, 2019, was $31.4 million, as compared to $23.3 million for the year ended December 31, 2018, and Adjusted EBITDA for the year ended December 31, 2019 was $52.5 million, as compared to $44.5 million for the year ended December 31, 2018, due to the factors described above. Net income for the year ended December 31, 2020, was $29.7 million, as compared to $31.4 million for the year ended December 31, 2019, and Adjusted EBITDA for the year ended December 31, 2020 was $52.9 million, as compared to $52.5 for the year ended December 31, 2019, due to the factors described above. See “Prospectus Summary—Summary Historical Consolidated Financial Data—Adjusted EBITDA” for more information and for a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Liquidity and Capital Resources

We have historically financed our business primarily through cash from operations and borrowings under our credit facility. We use cash primarily for prescription drug acquisition and personnel costs. As of September 30, 2021, we had $9.6 million in cash and cash equivalents. Our cash primarily consists of demand deposits held with financial institutions.

On April 23, 2018, Guardian Pharmacy, LLC entered into the Third Amended and Restated Loan and Security Agreement (the “2018 Credit Facility”) to a credit agreement originally entered into in 2014. The 2018 Credit Facility increased the borrowing capacity of the line of credit from $15 million to $20 million. Subsequently, on March 20, 2020, the Company entered into the Second Amendment to the Third Amended and Restated Loan and Security Agreement (“2020 Amendment”) as an amendment of the Third Amended and Restated Loan and Security Agreement. The 2020 Amendment increased the borrowing capacity of the line of credit from $20 million to $40 million. The line of credit bears an interest rate equal to the annual rate of the London Interbank Offered Rate (“LIBOR”) plus an additional rate that varies between 2.00% to 2.75% based on certain financial ratios maintained by the Company. The 2018 Credit Facility also increased the term loan amount from $22.2 million to $40.0 million. The term loan is payable in 20 quarterly installments, bearing interest at one-month LIBOR plus 2% and matures on April 23, 2023. Pursuant to the 2018 Credit Facility, we are subject to certain financial and non-financial covenants and our obligations are collateralized by substantially all of the assets of the Company. The 2018 Credit Facility matures on April 23, 2023.

As of September 30, 2021, we had $31.5 million in principal outstanding under the term loan and no borrowings outstanding under the line of credit.

The CARES Act provided relief to eligible health care providers for expenses related to COVID-19. The Company received distributions totaling $10.4 million. However, based on management’s assessment of the likelihood of meeting the applicable terms and conditions for receiving such funds and the overall lack of clarity from HHS on how the program would be administered, the Company returned all of the funds to HHS as of December 31, 2020.

The CARES Act also provided for deferred payment of the employer portion of social security taxes through the end of 2020, with 50% of the deferred amount due by December 31, 2021, and the remaining 50% due by December 31, 2022. The Company’s deferred payment of the employer portion of social security taxes related to wages earned as of December 31, 2020 was $5.3 million.

In connection with completing the Corporate Reorganization and the offering made hereby, Guardian Pharmacy, LLC and the Operating Subsidiaries will make certain final distributions to their respective members relating to time periods ending before or upon the closing of the Corporate Reorganization. We estimate that the total amount of such final distributions by Guardian to its members subsequent to September 30, 2021 (including those made before and expected to be made after the date of this prospectus) will be approximately $23.5 million. All of such distributions are expected to be paid from cash that is available to the Company prior to this offering. See “Corporate Reorganization.”

We believe our existing cash and cash equivalents and the amounts available under our 2018 Credit Facility will be sufficient to meet our working capital and capital expenditure needs over at least the next 12 months, though we may require additional capital resources in the future.

Net Cash Flows

For the years ended December 31, 2018, 2019, and 2020, and for the nine months ended September 30, 2020 and 2021, our net cash flows were as follows:

Net cash provided by (used in):

	Year Ended December 31,			Nine Months Ended September 30,
	2018	2019	2020	2020	2021
Operating activities	$43,675	$56,160	$52,611	$39,532	$43,620
Investing activities	$(20,749)	$(16,591)	$(12,176)	$(10,887)	$(10,129)
Financing activities	$(21,075)	$(41,546)	$(34,261)	$(23,543)	$(30,380)

Operating Activities

Cash flows provided by operating activities consist primarily of our net income primarily adjusted for certain non-cash items, such as depreciation and amortization, provision for losses on accounts receivable, and non-cash compensation cost. Cash flows used in operating activities consist primarily of changes in our operating assets and liabilities.

Net cash provided by operating activities for the year ended December 31, 2019, increased by $12.5 million compared to the corresponding period in 2018. The increase was primarily due to an increase in our operating results generated by organic growth as compared to the corresponding prior period.

Net cash provided by operating activities for the year ended December 31, 2020, decreased by $3.5 million compared to the corresponding period in 2019. The decrease was primarily due to the effects of the COVID-19 pandemic.

Net cash provided by operating activities for the nine months ended September 30, 2021, increased by $4.1 million compared to the corresponding period in 2020. The increase was due to the receipt of $4.5 million in cash proceeds from settlement agreements related to payor reimbursement.

Investing Activities

Cash flows provided by investing activities consist primarily of proceeds from disposition of property and equipment and proceeds from notes receivable. Cash flows used in investing activities consist primarily of capital expenditures relating to our new and existing pharmacy locations and payments related to acquisitions.

Net cash used in investing activities for the year ended December 31, 2019, decreased by $4.2 million compared to the corresponding period in 2018. The decrease is primarily due to lower payments of $9.3 million relating to the acquisitions in the year ended December 2019 as compared to the corresponding period in 2018 offset by an increase of $4.5 million of higher capital expenditures for the year ended December 31, 2019, as compared to the corresponding period in 2018.

Net cash used in investing activities for the year ended December 31, 2020, decreased by $4.4 million compared to the corresponding period in 2019. The decrease is primarily due to lower capital expenditures of $6.2 million for the year ended December 31, 2020, as compared to the corresponding period in 2019 offset by an increase of $2.3 million relating to the acquisitions in the year ended December 2020 as compared to the corresponding period in 2019.

Net cash used in investing activities for the nine months ended September 30, 2021, decreased by $0.8 million compared to the corresponding period in 2020. The decrease is primarily due to a decrease in payments of $3.6 million related to acquisitions for the nine month period ended September 30, 2021, as compared to $4.4 million of payments related to acquisitions in the corresponding period in 2020.

Financing Activities

Cash flows provided by financing activities consist primarily of borrowings from the term loan (recorded as borrowings from notes payable) and the line of credit. Cash flows used in financing activities consist primarily of repayment of borrowings from the term loan (recorded as repayment of notes payable) and the line of credit and distributions to our equity holders, which have primarily consisted of distributions to fund tax liabilities and operational distributions, as well as return of capital.

Net cash used in financing activities for the year ended December 31, 2019, increased by $20.5 million compared to the corresponding period in 2018. The increase was primarily due to a decrease in net borrowings from the term loan and the line of credit of $13.6 million and an increase in distributions to equity owners of $6.9 million as compared to the corresponding period in 2018.

Net cash used in financing activities for the year ended December 31, 2020, decreased by $7.3 million compared to the corresponding period in 2019. The decrease was primarily due to a decrease in net borrowings from the term loan and the line of credit of $14.8 million and a decrease in distributions to equity owners of $21.8 million as compared to the corresponding period in 2019.

Net cash used in financing activities for the nine months ended September 30, 2021, increased by $6.8 million compared to the corresponding period in 2020. The increase was primarily due to an decrease in net borrowings from the term loan and the line of credit of $6.7 million and an increase in distributions to equity owners of $13.7 million as compared to the corresponding period in 2020.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with GAAP. Preparing our consolidated financial statements requires us to make estimates and judgements that affect the reported amounts of assets, liabilities, revenue and expenses as well as related disclosures. Because these estimates and judgements may change from period to period, actual results could differ materially, which may negatively affect our financial condition or results of operations. We base our estimates and judgements on historical experience and various other assumptions that we consider reasonable, and we evaluate these estimates and judgements on an ongoing basis. We refer to such estimates and judgements, discussed further below, as critical accounting policies and estimates.

Refer to Note 1 to our consolidated financial statements included elsewhere in this prospectus for further information on our significant accounting policies.

Revenue Recognition

We adopted ASC 606, effective as of January 1, 2019, utilizing the modified retrospective method of adoption. Accordingly, the consolidated financial statements for the fiscal year ended December 31, 2018, are presented under ASC Topic 605, Revenue Recognition, and the consolidated financial statements for the years ended December 31, 2019 and 2020 and the nine months ended September 30, 2020 and 2021 are presented under ASC 606.

Under ASC 606, revenue is recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Each prescription claim represents a separate performance obligation of the Company, separate and distinct from other prescription claims under customer arrangements.

A significant portion of the Company’s revenues from sales of pharmaceutical and medical products is subject to reimbursement by federal Medicare (i.e., Part A, B, D) programs and state Medicaid programs. The total net sales and receivables reported on the Company’s consolidated financial statements are recorded at the amount expected to be ultimately received from these payors. Billing functions for a portion of the Company’s revenue systems are largely computerized, submitting claims for online adjudication electronically, with simultaneous feedback of the amount to be received at the time of sale to determine and record net revenues.

Patient co-payments are billed to the patient as part of the Company’s normal billing procedures. Additionally, the Company bills certain long-term care facilities for the sale of pharmaceuticals. These billings are subject to the Company’s normal accounts receivable collections procedures.

Allowance for Doubtful Accounts

Collection of trade accounts receivable from customers is the Company’s primary source of operating cash flow and is critical to the operating performance and the financial condition of the Company. The primary collection risk relates to facility and private pay customers, as billings to these customers can be complex and may lead to payment disputes or delays. The Company establishes an allowance for trade accounts receivable considered to be at increased risk of becoming uncollectible to reduce the carrying value of such receivables to their estimated net realizable value.

When establishing this allowance for doubtful accounts the Company considers such factors as historical collection experience (i.e., payment history and credit losses) and creditworthiness, specifically identified credit risks, aging of accounts receivable, current and expected economic conditions, and other relevant factors. The allowance for doubtful accounts is regularly reviewed for appropriateness. Judgment is used to assess the collectability of account balances and the economic ability of customers to pay. At such time as a balance is definitively deemed to be uncollectible, the balance is written off against the allowance for doubtful accounts.

Inventories

Inventories consist primarily of purchased pharmaceuticals held for sale to customers. Inventories are recorded at the lower of cost (first-in, first-out method) or net realizable value. Physical inventory counts are taken quarterly and used to record the inventory balances on hand to ensure the amounts reflected in the accompanying consolidated financial statements are properly stated. Costs include the purchase price of pharmaceuticals, which is reduced for rebates earned associated with inventory remaining at the end of each period, and overhead. There is no significant obsolescence reserve recorded since the Company has not experienced (nor does it expect to experience) significant levels of inventory obsolescence write-offs due to the ability to return unused drugs for credit.

Goodwill

Goodwill is the excess of the consideration transferred over the fair value of identifiable net assets acquired in business combinations accounted for under the acquisition method of accounting. The Company does not amortize goodwill. The Company tests its goodwill annually during the fourth quarter of its fiscal year or when events and circumstances indicate that impairment may have occurred and requires impairment charge to be recognized based on the difference between the carrying amount of the reporting unit and its fair value. Impairment testing of goodwill is required at the reporting unit level (operating segment or one level below operating segment). Prior to performing the impairment test, the Company may make a qualitative assessment of the likelihood of goodwill impairment in order to determine whether a detailed quantitative analysis is required. The Company’s annual impairment testing date is October 1.

Recent Accounting Pronouncements

Refer to Note 1 to our consolidated financial statements included elsewhere in this prospectus for accounting pronouncements adopted in 2020 and recent accounting pronouncements not yet adopted as of the date of this prospectus.

JOBS Act Accounting Election

The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are not choosing to irrevocably opt out of the extended transition period for complying with certain new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common equity that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (c) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities. We held cash and cash equivalents of $5.4 million and $9.6 million as of September 30, 2020 and September 30, 2021, respectively, which primarily consist of demand deposits held with financial institutions. Changes in interest rates affect the interest income we earn on our cash and cash equivalents and the fair value of our cash equivalents. Historical fluctuations in interest rates have not had a significant impact on our financial condition or results of operations, and a hypothetical 100 basis point increase or decrease in interest rates would not have a material impact on the value of our cash and cash equivalents or on our future financial condition or results of operations.

BUSINESS

Overview

We are a leading long-term care pharmacy services company that facilitates the full lifecycle of pharmacy administration and associated consultative services for residents of long-term health care facilities (“LTCFs”). We perform the clinical, administrative and dispensing functions necessary to serve high acuity LTCFs, such as skilled nursing facilities (“SNFs”), while also emphasizing high-touch, localized capabilities that adapt to the needs of residents in historically lower acuity LTCFs, such as assisted living facilities (“ALFs”), group homes (“GHs”) and behavioral health facilities (“BHFs,” and together with GHs, “GH/BHFs”). As of September 30, 2021, our 39 pharmacies served approximately 132,000 residents in approximately 5,000 LTCFs across 26 states. More than two-thirds of our annual revenue for each of the past three years has been generated from residents of ALFs and GH/BHFs.

Within the U.S. LTCF market, we believe the ALF and GH/BHF sectors present the most attractive opportunity and have the highest growth potential for our business. Certain characteristics of ALFs and GH/BHFs, which are not typical of SNFs, create additional challenges and complexities for pharmacy service providers and highlight the importance of Guardian’s specialized administrative skills and capabilities. First, residents of ALFs typically are on a variety of different pharmacy benefit plans, each with a distinct formulary and reimbursement process, covering their complex pharmaceutical regimens. Second, ALFs often lack staff with formal clinical training and usually do not have an on-site medical director or full-time nurse. Because residents of ALFs rely on off-site physicians to oversee and monitor their health conditions, there is an increased need for coordination among ALFs, each resident’s physicians and pharmacies. Third, residents in these facilities have the right to choose their own pharmacy, which often leads to multiple pharmacy service providers for a single ALF. These characteristics are also typical of most GH/BHFs.

To address these issues, Guardian offers a variety of services that we believe differentiate us from our competitors. Through our local pharmacy management model and our proprietary suite of technologies, including our data warehouse, we monitor the prescriptions we fill for compatibility with each resident’s overall pharmaceutical regimen and coverage under the resident’s pharmacy benefit plan. Further, we provide tailored services and on-site training to help caregivers administer medications to residents more safely, efficiently and cost-effectively. In addition, each ouf our pharmacies has a dedicated account management team focused on increasing the number of residents who use our services at each facility we serve, which we refer to as “resident adoption.” We believe that through the combination of our services, we are able to increase resident adoption, simplify the administration of medications and help drive better clinical outcomes for residents in the LTCFs that we serve.

We are a trusted partner to:

•

Residents. We help monitor resident drug regimens and coordinate with each resident’s prescribing physicians to confirm clinical appropriateness and to help maximize coverage under the resident’s pharmacy benefit plan. We also partner with each facility to achieve adherence to a resident’s drug regimen. We believe that these services improve clinical outcomes and reduce hospitalizations and out-of-pocket costs for the resident.

•

LTCFs / Caregivers. We help caregivers deliver high quality resident care by streamlining the intricacies associated with drug administration and compliance with related regulatory requirements. We do this through the information available from our data warehouse, our compliance packaging of the prescriptions we fill and the clinical training we offer to caregivers.

•

Health Plan Payors. Our services help facilitate proper management of residents’ pharmaceutical regimens and reduce errors in drug administration, which we believe ultimately results in better clinical outcomes and thereby lowers overall health care costs for health insurance payors.

Our Resiliency and Ongoing Recovery through the COVID-19 Pandemic

On March 11, 2020, the World Health Organization designated the novel coronavirus and its related disease (“COVID-19”) as a global pandemic. With its unique set of challenges, the COVID-19 pandemic has highlighted the vital nature of the services that we provide. Through modifications to procedures at our local pharmacies, we never stopped providing 24/7 service to safely address the needs of our customers and help drive effective health outcomes.

In response to the pandemic, we took action to prioritize the health and safety of our employees, the residents we serve and their caregivers, our suppliers, and others with whom we partner in our business activities. Our local management model enabled us to implement enhanced operational and safety processes, including the use of PPE, sanitizing protocols, social distancing, remote work and modified delivery protocols, in each case based on local health conditions and regulations, pharmacy boards and customer requirements. We also assist in the administration of COVID-19 vaccines to our customers’ employees and residents at various facilities that we serve, as well as offering vaccines to our employees. These efforts allowed us to continue to serve our customers and residents without interruption during the pandemic.

The COVID-19 pandemic resulted in significant reductions in resident occupancy at LTCFs in 2020 and into 2021. Despite declining occupancy levels at the LTCFs that we serve and interruptions in the execution of our marketing and sales strategies given COVID-19 related restrictions, customer reluctance and lack of resources to consider a change in pharmacy provider during the pandemic, our revenue grew by 5.4% in 2020 as compared to 2019. Ninety-two percent (92%) of our revenue growth in 2020 was attributable to organic growth and the remaining eight percent (8%) was the result of acquisitions.

According to the National Investment Center for Seniors Housing and Care (“NIC “), a leading authority on senior housing occupancy trends , assisted living facilities hit their lowest occupancy rates at 75.5% in the month ended March 31, 2021. This compares to 88.2% as of year-end 2019, prior to the COVID-19 pandemic. In a June 2021 NIC publication, NIC indicated cautious optimism that “occupancy rates appear to have hit bottom” in February and March 2021. NIC data indicates that ALF and SNF occupancy rates have each experienced two sequential quarters of improvement in the second and third quarters of 2021.

In addition, NIC’s survey of senior housing executives (which data is shown below) similarly suggests significant improvement in the pace of move-ins to senior living facilities since the height of the pandemic. This trend in move-in pace has generally shown consistent acceleration through 2021, with the exception of the deceleration during September 2021, which we believe was attributable to the impact of the Delta variant of COVID-19.

Brookdale Senior Living Inc., the nation’s largest operator of senior housing facilities and our largest customer, publicly announced in May 2021 that its consolidated seniors housing portfolio and its monthly net move-ins and move-outs turned positive in March 2021 for the first time since the pandemic began. Brookdale has reported that its occupancy rates have increased sequentially each month from March 2021 through October 2021.

COVID-19 has impacted the number of residents we serve in a manner generally consistent with the occupancy trends of the LTCF industry. In March 2020, we served approximately 132,000 residents. Starting in April 2020, we began to experience monthly net reductions in the total number of residents served at facilities of our existing LTCF customers. After experiencing a decline in residents served through March 2021, our total number of residents served began to increase, as did LTCF industry occupancy numbers. As of September 2021, our resident count had returned to our pre-pandemic total of approximately 132,000.

We cannot predict with reasonable certainty whether the recent trend of increases in the number of residents we serve will continue, or if it will do so at the pace we have experienced in the past several months. However, we believe as our industry continues to emerge from the pandemic, we are well-positioned to capitalize on the growth opportunity as LTCFs strive to increase resident occupancy levels.

Challenges We Address

In long-term care settings, proper coordination of drug administration is critical to managing the overall health and wellbeing of residents. Residents of LTCFs are at high risk for adverse drug events given the complex mix of medications prescribed by the various physicians responsible for their care. Lapses in care or incorrect administration can result in serious adverse drug events, which can result in hospitalization and have significant implications on both the quality and duration of life, in addition to the overall cost of healthcare.

In comparison to historically higher acuity settings such as SNFs, ALFs in particular face a number of challenges in the pharmacy administration lifecycle. ALFs were initially conceived as senior living facilities providing stimulation and community for elderly individuals who no longer desired, or were capable of, independent living. However, over time, these facilities have expanded their services to increasingly address the health needs of an ever-growing number of older and higher acuity residents who need assistance with medical care.

The increased clinical needs of ALF residents, as reflected in the above data from NCAL, translate into a need for resident assistance in maintaining their drug regimens. According to the Argentum Getting to 2025 Executive Member Report, in 2019, the average ALF resident was 87 years old and the average resident took 12 to 14 prescriptions daily. By contrast, in 2001, the average ALF resident was 80 years old. ALF residents today require greater assistance in maintaining their drug regimens, and consistency and accuracy in drug administration is now a key service that ALFs provide to their residents.

The following chart outlines the key differences in the characteristics of ALFs, GH/BHFs and SNFs and illustrates some of the challenges specific to these facilities.

Key Characteristics of LTCFs

	ALF	GH/BHFs	SNF
Resident Ability to Choose Pharmacy Benefit Plan	Each ALF resident has the right to choose his or her own individualized plan	Most GH/BHF residents on similar health plan i.e. Medicaid	SNFs may require all residents to use the same health plan

Level of Staff Experience	Typically, minimal clinical training for caregivers / staff members	Typically, minimal clinical training for caregivers / staff members	Experienced staff members, including a medical director, a full time director of nursing and a licensed practical nurse / certified nursing assistant required to administer medications

Resident Ability to Choose Pharmacy Provider	Each ALF resident has the right to choose his or her own provider	Most GH/BHF residents typically use the same pharmacy provider	Typically SNF residents are required to use the same pharmacy provider

CMS Recognition	No CMS recognition	No CMS recognition	CMS Recognition

Our Solution and Value Proposition

We believe that we have uniquely built our capabilities and associated technology tools to address the growing challenges that are specific to our end markets. In addition to the services we provide to LTCFs generally, we provide ALFs and GH/BHFs with tailored services that enhance their abilities as caregivers to their residents. We offer a suite of high-touch consultative pharmacy services, as illustrated in the following chart, using a portfolio of proprietary data analytics systems and technology, to assist our local pharmacies in optimally serving facilities and their residents.

Through our comprehensive suite of pharmacy services and our service-focused approach, we believe that we offer a compelling value proposition to residents, LTCFs and their respective caregivers, particularly in ALFs and GH/BHFs, and to health plan payors.

The Guardian Pharmacy Prescription Workflow Lifecycle

At Guardian, these beneficial outcomes would not be possible without our differentiated business model, in which we enable our pharmacies to operate with a local focus. We believe that, in contrast to our large national competitors, we effectively empower our local pharmacy teams as business managers to manage day-to-day operations to best serve the needs of their LTCFs and residents. We believe that by championing local business oversight and superior resident care, we help enhance resident adherence with their pharmaceutical regimens, leading to improved outcomes for LTCF residents and greater cost savings for their health insurers. We have experienced significant growth since 2004, increasing annual revenues from approximately $15 million in 2004 to $736 million in 2020, which has resulted in a 27.5% compound annual growth rate (“CAGR”) in revenues.

The May 2020 IBISWorld Institutional Pharmacy Report estimated that U.S. institutional pharmacy market revenues would be approximately $20 billion in 2021. This market is currently served by Guardian, two national pharmacy services providers historically focused on serving SNFs, several regional providers and over 1,000 independent pharmacies. Given the level of our revenue in relation to the size of this large market, we believe we have significant opportunity to execute our growth strategy.

Industry research indicates that revenues in the U.S. ALF market are projected to have a CAGR of more than 5% from 2021 to 2027. We believe that this favorable market provides Guardian with significant opportunity for future growth.

Industry Overview

Pharmacy services companies in the long-term care industry serve a critical purpose in the delivery of care by managing the medication needs of highly complex and vulnerable resident populations. Pharmacy services companies generally offer the following to LTCFs and their residents:

•	Pharmacy claims adjudication services;

•	Prospectively dispensing and delivering prescriptions;

•	Periodic drug regimen review for each resident by consulting pharmacists;

•	Emergency pharmacy services;

•	Assistance with medication administration records; and

•	Billing and collecting retrospectively.

Drivers of Demand For ALFs and Corresponding Pharmaceutical Demand

We expect a number of industry tailwinds to fuel growth in assisted living occupancy and corresponding pharmaceutical demand. These include the aging of the U.S. population generally, the later age-in of ALF residents, ALFs’ desire to contract with value-added scaled pharmacy providers, the improving life expectancy of Americans generally, and the expansion and financial and administrative impact of Medicare Part D.

Aging Demographics and Increases in the Number of Assisted Living Residents

The aging of the U.S. population has been well documented, with Census projections for staggering growth in the U.S. elderly population. Specifically, by 2050, the 65-plus age group is estimated to exceed 85 million, which represents a greater than 50% increase over the same population group in 2020. During this same time period, the cohort of U.S. residents aged 85 and older is expected to grow by over 175%, representing almost 19 million individuals. Even as soon as 2030, roughly one in five U.S. residents will be 65 and older, which represents by far the fastest growing cohort as a percentage of the overall U.S. population. The increase in the elderly population will result in significant increases in move-ins to ALFs, driving increases in the number of prescriptions that are fulfilled by institutional pharmacies.

Later Age-In and Age-Out of Assisted Living Residents, Requiring Greater Emphasis on Healthcare Delivery and Associated Coordination of Complex Pharmaceutical Regimens

Coupled with the significant increases in move-ins to ALFs generally are the increases in the number of more elderly and frail individuals that are moving into and residing in ALFs. Of the more than 800,000 U.S. residents that are currently living in assisted living, more than half are above 85 years old, with an additional 30% aged between 75 to 84. These increases in the age demographics of ALF residents has been driven by both later average initial admission age for residents and significant increases in overall life expectancy. As a result of these trends, the resident ALF population tends to have more complex medical needs than in previous generations. Chief among these needs is the coordination and effective management of pharmacy services that are fundamental to the effective treatment and overall cost management of medical care for these individuals.

Increasingly Complex Medication Regimens

In general, older residents face more critical health conditions, including chronic illness, increased disability and multiple medical diagnoses—for a longer period of time. As a result, there is an increasingly growing demand for not only long-term care facilities, but also for caregivers who are able to help navigate the complex medication regimens of this elderly population. In turn, these caregivers require more sophisticated pharmacy capabilities and require an extensive range of pharmacy workflow services to ensure proper medication adherence and delivery of care.

Highly Fragile Population of Individuals with Behavioral Health Needs at GH/BHFs

Similarly, GH/BHFs serve as caretakers for a highly fragile population of individuals with behavioral health needs. Oftentimes, these residents are suffering from intellectual and developmental disorders or mental health challenges such as schizophrenia, depression, and anxiety-related afflictions. Pharmaceutical drugs are often first line therapies for these individuals, and the proper administration of and compliance with drug regimens is essential to maintaining their health. The overall mental fragility of GH/BHF residents puts them at high risk for hospitalization or other acute episodes of care that present significant costs to health plan payors. Lapses in the proper administration of their drugs only add to this risk.

Increases in ALF and GH/BHF Desire to Contract with Value-Added Scaled Pharmacy Providers

Though ALF and GH/BHF residents are entitled to a choice in their pharmacy provider, ALF and GH/BHF providers and especially large multi-facility LTCF operators have recognized the enhanced value in having scaled and integrated pharmacy networks service the needs of their caregivers and residents. Often, in the absence of a sophisticated provider, pharmaceuticals are simply delivered to residential settings without an associated suite of services to help ensure successful drug administration (e.g., resident compliance, documentation, data collection, ALF and GH/BHF staff training, etc.). LTCFs and residents are seeking assistance to help monitor and ensure ongoing adherence with their increasingly complex medication regimens.

Extension of Drug Coverage via Medicare Part D Helps Drive the Need for Pharmacy Services Companies

Medicare Part D legislation has significantly changed the way in which prescription drugs are financed and reimbursed, thereby directly impacting the performance of long-term care pharmacies. The number of Medicare Part D beneficiaries has more than doubled since 2006, growing from 22 million in 2006 to 46.5 million people in 2020, with Part D enrollment as a percentage of total Medicare enrollment growing from 51% of total Medicare enrollment to 76%, respectively.

Part D created significant changes for assisted living residents who are dually eligible for both Medicare and Medicaid (“dual-eligibles”), given the new benefit shifting their drug coverage from Medicaid to Medicare and requiring enrollment in private health care plans. This expands the pharmaceutical drug coverage of these residents, which they would not have previously had or which Medicaid would have had to pay, and yields more favorable reimbursement rates for pharmacy services companies.

Financial and Administrative Impact of Medicare Part D

Medicare Part D has also resulted in the increased variation around formularies and drug management processes for residents and providers. The complex nature of the Medicare Part D program and the confusion residents have around coverage directly impacts the ability of ALFs and GHs to run operations. The numerous administrative burdens associated with the transition takes time away from resident care, poses regulatory threats to providers and makes it more difficult to ensure optimal drug therapy for residents.

Our Key Strengths

Our locally-focused model offers local and consistent support to LTCFs and their residents, and enables us to customize the technology and dispensing capabilities we have for each local market. We provide centralized capital management, data analytics, IT operations, and financial accounting support to our local pharmacies that streamlines operations and increases efficiencies for each of our local pharmacies. We are also able to provide continuing medical education and further clinical support to ALF and GH/BHF staff, which reduces the risk of medication errors and thus reduces hospitalization rates. Through our overall service and management offerings, we seek to improve resident quality of life.

We utilize a high touch, resident-centric, superior customer service model to help drive pharmaceutical regimen adherence and improved clinical outcomes, while managing overall costs.

We work closely with the LTCFs we serve to deliver a pharmacy solution that strives to maximize resident drug adherence while minimizing the incidence of adverse drug events. We manage the adjudication process for every prescription, which we believe instills confidence on the part of both the residents and LTCFs we serve that adverse drug events will be minimized and proper insurance eligibility will be in place. We also assist residents in confirming appropriate pharmacy benefit plan coverage of their medication by coordinating formulary interchanges with residents’ physicians.

To further enhance the quality of pharmacy administration, we customize technology and dispensing solutions to produce compliance packaging specific to each LTCF and each individual resident. In combination with the training we provide to caregivers, this dispensing solution is designed to help ensure that the right does of the right medication is provided to the right resident at the right time.

We also offer training and continuing education programs to LTCF staff for a fee to educate caregivers on the proper administration of drugs to residents in accordance with the resident’s pharmaceutical regimen. Additionally, we conduct mock audits for LTCFs to assist in compliance with state and federal regulations and deliver other pharmacy consulting services, including resident drug therapy evaluations.

We service LTCFs typically within a radius of 200 miles or less of our pharmacy locations, depending on the metropolitan area. We typically deliver medications to these facilities at a minimum once each day. We provide 24-hour, seven-day per week on-call pharmacist services for emergency dispensing, delivery, and/or consultation with the facility’s staff or the resident’s attending physician.

We believe that our high touch model contributes to fewer instances of adverse drug events, decreases in resident hospitalizations and increases in overall drug regimen adherence, which collectively keep residents healthier at a lower cost to their insurers.

We use our technological tools to enhance our ability to serve LTCFs and drive operational efficiencies.

The scale of our business has enabled us to make significant investments to equip our pharmacies with dynamic technologies designed to drive superior operational efficiencies in pharmacy workflow management. Specific areas of our business in which we have made investments include automated robotic dispensing technology, compliance packaging, pharmacy workflow software, EMAR integration capabilities, cybersecurity infrastructure and disaster recovery business continuity.

Automated Robotic Dispensing Technology

We have invested approximately $20 million in advanced pharmacy automation technologies over the past ten years. The use of automation within our pharmacies leverages our size and distinguishes us from many of our competitors. It increases our dispensing accuracy and speed of pharmaceutical distribution, in addition to providing significant cost benefits. Specifically, we currently have over 100 automated dispensing machines deployed across our network.

Automation reduces the need for human involvement and improves the efficiency of operations and increases accuracy with respect to drug dispensing. It also leverages artificial intelligence and barcode scanning software to detect the correct National Drug Code number (or NDC) and size, shape, and color of pills in order to help flag problems for our pharmacies. It also enables rapid scaling of volumes as new residents are added. Further, our barcoded delivery system facilitates compliance with pharmacy benefit plan requirements by creating an electronic record of delivery.

Compliance Packaging

We offer a compliance packaging service, through which we repackage and dispense prescription and non-prescription pharmaceuticals in accordance with physician orders and deliver the medications to LTCFs for administration to individual residents. This service organizes each resident’s medications into individual unit dose or multi-unit dose packaging in accordance with specific “Med Passes,” or drug distribution rounds that occur at LTCFs at specific times throughout the day. The packaging of drugs for each resident indicates specific drug administration instructions. LTCFs prefer the individual- or multi-unit dose delivery system over the bulk delivery system employed by retail pharmacies because it improves control over the storage and ordering of drugs and reduces errors in drug administration in healthcare facilities. Nurses or caregivers at LTCFs then distribute medications to residents in accordance with physician orders at each Med Pass.

Pharmacy Workflow Software

The pharmacy workflow software we use helps to manage and track drug dispensing via a structured and scalable workflow process, including the use of barcode technology. In addition, the software increases labor productivity and enables our local pharmacies to focus their time and resources on delivering care to residents, which improves overall resident safety. This system improves efficiencies in nursing time, reduces drug waste, and helps to improve resident outcomes, thereby lowering costs for pharmacy benefit plans.

EMAR Integration Capabilities

Our ability to interface with facilities’ EMARs makes documentation and drug administration more efficient. At the time of drug administration, the nurse or caregiver must scan the barcode associated with each resident at the time of drug delivery, which creates a notation on the EMAR system. This helps us ensure the safe and effective delivery of medications to each resident at each Med Pass and helps LTCFs to manage their regulatory requirements.

Cybersecurity, Infrastructure, Disaster Recovery and Business Continuity

We employ multiple levels of protection to minimize the risks associated with cybersecurity, ransomware and data breaches, including firewalls, cloud-based backups, multifactor authentication, encryption software, intrusion testing and SIEM networking monitoring to ensure the integrity of our data and systems. In addition, we maintain recovery and other business continuity procedures, including cloud-based backups, electrical generators, critical systems housed at hardened data centers and geographic redundancy, intended to minimize disruptions to our operations in the event of disaster or other interruptions to our information systems.

We believe that our business model promoting local management autonomy, combined with our centralized corporate support, results in superior service to LTCFs and their residents.

We believe that our pharmacy management model offers local and tailored support to LTCFs and their residents, and enables us to adapt our technology and dispensing capabilities to customer needs in each local market. We empower our local management teams, offer leadership support services and training, and centralized purchasing power, thereby enhancing our ability to manage larger scale accounts and improve resident adoption rates and facility compliance. Specifically, at the pharmacy level, each pharmacy is run by a President, who directly oversees three directors:

As we acquire or organically open new pharmacies, we offer the following support services and training to each of these directors and their local pharmacy management teams:

•	purchasing strategy and tools
•	health plan payor negotiations
•	revenue cycle management
•	business intelligence and analytics
•	human capital management
•	treasury, business services and financial accounting
•	business development
•	operational and regulatory
•	sales and marketing
•	information technology

These support services and training assist our local pharmacies, as we are able to provide centralized capital management, data analytics, organizational development, IT operations and financial accounting support. The centralized purchasing power and systems help our pharmacies source optimal prices for pharmaceuticals, which in turn benefits LTCFs and their residents, as well as pharmacy benefit plans. We are also able to help equip each local management team with the skills to handle the intricacies of managing larger scale national and regional accounts, while still preserving the flexibility necessary to tailor services to the local market. We believe this local approach that capitalizes on our national scale distinguishes us from our competitors by eliminating a “one size fits all” approach that may create inefficiencies in a particular local market.

We have developed a comprehensive data analytics platform with two separate service offerings – Guardian Compass and GuardianShield — to support our local pharmacies and the LTCFs they serve with information that improves resident care.

Our business model is supported by our proprietary centralized data warehouse, which collects a variety of parent- and local pharmacy-level data related to pharmacy operating systems, purchasing and inventory management, finance and business planning, pharmacy benefit plan reimbursement, sales and customer relationship management, human resources and payroll, and banking. Our data warehouse powers our proprietary software offerings that we have tailored for internal use at our pharmacies as well as external use by the LTCFs and residents we serve. Specifically, our Guardian Compass platform offers insights to enhance efficiencies for our pharmacies, including proprietary real-time operational dashboards and metrics. Our suite of GuardianShield products offers customer and clinical services that benefit both the residents we serve and their caregivers.

The power of our analytical tools was also demonstrated during the COVID-19 pandemic as our ability to measure productivity in real-time allowed us to manage expenses to minimize the impact of resident attrition on our financial performance.

Leveraging Our Data Warehouse to Deliver Insights

Guardian Compass

Guardian Compass includes dashboards created using data from our data warehouse to help our local pharmacies optimize their business operations. It enhances our capabilities to make decisions regarding labor productivity, capacity planning, and sales forecasting based on this data. Guardian Compass also provides tools that improve our local pharmacies’ ability to purchase pharmaceuticals effectively. Detailed assessments regarding the aggregate cost of dispensing drugs and the cost per prescription further assist our pharmacies in improving operations.

GuardianShield

GuardianShield offers a suite of specialized services, enhanced by actionable analytics, that drive accuracy, efficiency, safety, and savings for LTCFs and create benefit for both residents and staff. It is comprised of ten programs, seven of which are currently in use, and three of which are in the development phase, all of which are made possible through the data warehouse. The seven active programs are: the Insurance Optimizer Program, the Antibiotic Stewardship Program, the Psychotropic Medication Reduction Program, the Therapeutic Interchange Program, the Medication Spend Analyzer Program, the Adoption Rate Tracker Program, and the Rx Intervention Tracker Program. The three programs in development are: the Falls Risk Management Program, Disease State Management, and the Order Entry QA Analyzer. The data analytics tools and customer service we are able to offer through GuardianShield have downstream benefits for LTCFs and pharmacy benefit plans that we believe are unmatched in the industry.

The Insurance Optimizer Program provides information to help residents choose their pharmacy benefit plans, and helps get essential, non-covered medications covered on a pharmacy benefit plan’s formulary. This program also provides analytics reports to residents in the facilities we serve to quantify their savings. Such data helps with pharmacy adoption, which in turn eases the challenges associated with ALFs and GH/BHFs having to coordinate with multiple pharmacies to supply drugs to residents.

The Antibiotic Stewardship Program combines the extensive clinical experience of our consultant pharmacists with advanced reporting and data analytics to offer a robust antibiotic therapy management program. This helps prevent overuse of antibiotics and other medications, helping pharmacy benefit plans and the facilities we serve.

The Pyschotropic Medication Reduction Program capitalizes on our pharmacists’ clinical knowledge and our advanced data analytics capabilities to promote the appropriate use of psychotropic medications (including antipsychotics, anxiolytics, antidepressants, and hypnotics) for the benefit of residents we serve. In understanding the frequency with which such drugs are prescribed to each resident, we are able to help the facilities we serve comply with government regulations pertaining to psychotropic medications.

The Therapeutic Interchange Program allows drug substitutions to therapeutically equivalent drugs to lower costs for SNFs. In addition to the savings generated, this program offers extensive reporting capabilities to track and highlight savings and missed opportunities.

We also plan to offer a Medication Spend Analyzer to break down the monthly drug spending for each of the LTCFs we work with. This is intended to assist LTCFs with crucial cost management functions and to make us a valued partner in the process of serving their residents.

For the ALF communities we serve, we seek to maximize the number of residents in those communities who use us for their medication needs, and adoption rate is a key metric we use to gauge our effectiveness. Our Adoption Rate Tracker provides information to our pharmacies and ALF communities to help them understand the current opportunity and increase the number of residents we serve in those communities. Higher adoption rates mean higher organic growth for us and improved safety and efficiency for the communities and residents.

As a LTCF pharmacy, we use our Rx Intervention Program to take extra steps to process prescriptions. Whether it is a full medication reconciliation, duplicate therapy resolution, or clinical issue resolution we take measures to help improve patient outcomes and save money. This program has analytics reports to show the frequency of these interactions and thus demonstrate the value we bring our residents, communities, and third-party payers.

Advances to GuardianShield

We continuously strive to advance the capabilities of GuardianShield, and are actively developing new predictive tools to assist LTCFs and our pharmacies. Chief among these advancements are the Falls Risk Management Program, Disease State Management, and Order Entry QA Analyzer services.

The Falls Risk Management Program is being designed to review each resident’s medications and medical history, demographic information, functional status, and cognition to identify those residents with the highest risk of falling. The program will then pinpoint the highest probability causative factors related thereto, which will help enable those residents to receive the medications and/or treatment necessary to help minimize this risk. This program is designed to help optimize residents’ health while lowering health care costs for pharmacy benefit plans.

The Disease State Management Program is being designed to use data to identify residents at LTCFs who are on sub-optimal medication regimens. These regimens will then be subject to a targeted review by our consultant pharmacists, who will work to optimize the drugs each resident takes. This program is expected to improve the overall health of the residents we serve and lower health care costs for the pharmacy benefit plans with whom we work.

Finally, we intend to offer an Order Entry QA Analyzer, which is being designed to utilize real-time rules-engine technology to examine prescriptions and detect omissions and/or errors before they become a customer service problem. This service is expected to add substantial value for the LTCFs and pharmacy benefit plans we work with, and ultimately, the residents we serve, as we intend to help residents avoid adverse drug reactions and complications resulting from, and the additional costs associated with, the improper dosage or incorrect administration to residents.

GuardianShield University

To increase the effectiveness and reach of GuardianShield we created GuardianShield University through which we train Guardian Pharmacy staff how to use and get the most out of the GuardianShield services and programs. The university has a robust curriculum offered on rotating semester schedule, and includes lectures, quizzes, and homework assignments. Participants start out at the beginner level and work toward the expert level designation that requires a dissertation style final project to earn that coveted level.

We are led by an exceptional team, both at the corporate and local levels, with a proven history of industry leadership and operational excellence.

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Highly experienced and entrepreneurial executive leadership. We are led by highly experienced and entrepreneurial executive officers, each of whom has nearly 30 years of experience founding and leading successful companies in the pharmacy industry. Prior to our inception, Fred Burke, our President and Chief Executive Officer, David Morris, our Executive Vice President and Chief Financial Officer, and Kendall Forbes, our Executive Vice President of Sales & Operations, began working together in 1993 on a previous pharmacy venture that was acquired by Bindley Western in 1999.

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Experienced local pharmacy leadership teams. We also have strong management teams in place at the local level, with the majority of local pharmacy presidents having been in their positions for over a decade. The importance and strength of our local leadership was highlighted during COVID-19 as local management teams were empowered to make decisions in real-time that were specific to the evolving pandemic-driven conditions and regulations in their markets, in order to maintain our service levels to our customers and residents.

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Strong corporate support group. We are supported by a team of more than 75 employees who collectively bring deep experience to the Company in relevant areas such as technology, pharmacy operations, supply chain, legal, regulatory/compliance, revenue cycle management and network contracting, purchasing, sales and marketing, real estate, human resources, leadership development and finance.

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Support from sophisticated group of investors. We have been primarily capitalized by Bindley Capital Partners, LLC, a private investment firm led by William Bindley, who serves as our Chairman of the Board and has provided significant strategic leadership. Mr. Bindley, a pioneer in the healthcare services industry, was the founder, chairman and chief executive officer of Bindley Western, a pharmaceutical distribution and services company acquired by Cardinal Health, Inc. for $2.3 billion in 2001. He also served as an executive and the chairman of Priority Healthcare Corporation, a specialty pharmacy services company that was spun-off from Bindley Western in 1998 and acquired by Express Scripts, Inc. for $1.3 billion in 2005. In addition, Cardinal Equity Partners, along with Fred Burke, David Morris and Kendall Forbes, have made significant capital investments in the Company. Collectively, this group of investors has extensive experience and expertise in the healthcare services industry.

Our Growth Strategy

We have demonstrated continued growth since our inception in 2004. Since then, the execution of our core growth strategy and the investments that we have made in our people, processes and technology have generated strong returns. With $67.1 million of equity capital invested through 2020, together with $32.6 million of net debt outstanding as of December 31, 2020, we have built a business that yielded net income and Adjusted EBITDA of $29.7 million and $52.9 million, respectively, for the year ended December 31, 2020. Since 2015, Guardian has more than doubled its resident count and its revenue.

Our growth in residents has historically resulted from both “acquired growth” and “organic growth.” Acquired growth represents growth in the number of residents served from the acquisition of an operating pharmacy, which we measure using the number of residents served by the acquired pharmacy as of the acquisition date. Organic growth represents the increase in the number of residents served (i) by our acquired pharmacies subsequent to the acquisition date, and (ii) by our new, or “greenfield,” pharmacies at opening and as they continue to grow. We generate organic growth through new and expanded LTCF relationships as well as increased resident adoption of our services at the facilities we already serve. Our multi-faceted growth strategy involves locating, integrating and substantially improving the pharmacies we acquire, and strategically locating and achieving profitable growth at the greenfield pharmacies we open. As shown below, much of our growth has been organic.

The four key pillars which we expect to drive our continued growth are:

•	Increase local LTCF accounts.

Our sales teams actively engage in marketing efforts to build relationships with local ALFs and GH/BHFs we do not currently service in existing markets. This target customer group may operate a single LTCF or a small number of LTCFs but all generally characterized by their focus on a specific local area. We believe that our unique and differentiated approach has allowed us to increase our resident customers formerly served by our larger national competitors.

•	Increase large, multi-location LTCF accounts.

We have established relationships with large, multi-location ALFs, including Brookdale Senior Living, Life Care Services and Belmont Village Senior Living. We believe that our customer-oriented scaled business model, which is able to serve large numbers of residents across geographic regions, provides a competitive advantage as we develop relationships with these LTCF operators. We believe there are significant opportunities to expand our business serving large, multi-location ALF accounts.

Our ability to contract with new, and grow our business with existing, large, multi-location accounts is illustrated by us more than tripling the number of residents we served at large, multi-location accounts between 2015 and 2020, from approximately 7,600 to 30,000.

Large, Multi-Location LTCF Account

Revenue and Residents

•	Increase resident adoption of our services in ALF accounts.

We increase the adoption of our services by residents within existing ALF accounts through targeted marketing efforts, leveraging data, and demonstrating our value proposition to LTCFs, residents and caregivers. For example, after becoming the preferred pharmacy for a significant number of LTCFs of a large multi-facility LTCF operator, through our marketing efforts we significantly increased the number of residents served at those facilities to over 80%. Through a combination of these efforts and increasing the number of facilities we serve, we have grown our resident count at this large, multi-location customer from approximately 1,900 residents in 2015 to over 6,700 as of September 30, 2021.

•	Ongoing geographic expansion.

For both our acquisition program and our greenfield initiatives, we focus on expanding our market share and increasing profitability through strategic evaluation and implementation of opportunities to acquire and build out new pharmacies in existing and underserved markets.

Our geographic expansion to date has relied on a two-pronged business development strategy comprised of (1) finding qualified local pharmacy operators to partner with and (2) growing with our existing pharmacy operators into new markets. Once we have identified a new partner, we seek to either acquire their pharmacy or execute a startup pharmacy with them. In addition, we seek to grow into new markets with our existing pharmacy partners through acquisitions or startups. The following graphic illustrates how our network of 39 pharmacies has come together via each of these avenues.

Our Business Development Strategy: Find Qualified Operators and Grow Together

Additionally, we have a robust M&A function with a demonstrated track record of both successful identification of integration of superior qualified pharmacies that are compatible with our platform. Specifically, we seek to partner with pharmacies that are customer-focused, are located in attractive markets (including those close to our large, multi-location ALF accounts) and are led by skilled clinical operators with a growth mindset. Post acquisition, we embark on a standardized multi-year integration process that begins with centralizing pharmacy operations and ultimately transforms core functions and sets the foundation for superior growth and profitability.

Guardian M&A Integration Timeline

Prior to the COVID-19 pandemic, we had established a track record of significant organic growth, which we believe is poised to reaccelerate as the pandemic subsides in the United States. During the five years ended December 31, 2019, we experienced 146% growth in the number of residents we served, with 90% attributable to organic growth and 56% attributable to acquisitions. From March 31, 2020 to September 30, 2021, COVID-19 impacted the number of residents we serve in a manner generally consistent with the occupancy trends of the LTCF industry. As the number of new daily cases of COVID-19 in the U.S. began to drop in early 2021 and our LTCF customers then began to ease pandemic-related restrictions, our total number of residents served increased so that by September 30, 2021 we served approximately 132,000 residents, equaling our pre-pandemic total. As LTCFs push to return their occupancy rates to pre-pandemic levels, we expect our growth to be fueled by both the recovery in resident move-ins and our organic and acquisition growth activities that have driven our growth since our inception. We believe these factors should cause our historical growth patterns to be augmented with the growth we expect to experience from the anticipated increase in LTCF occupancy.

Historical Organic and Acquired Resident Growth

*	Residents Served reflects total residents served during the month indicated.

Once we establish a relationship with a local LTCF or a multi-location LTCF operator, our local sales team engages in direct marketing to residents in each individual LTCF in order to increase resident adoption of our services at that facility.

Servicing New Areas of Care

We believe our investments in human capital, technology, and services capabilities position us to continue to pursue rapid innovation and potentially expand our business as a health care service provider in the post-acute care sector. While to date we have only served the LTCF markets, we recognize the continued evolution of healthcare delivery in which alternate sites of care are increasingly relevant. For example, we believe that our core capabilities and value proposition could be applicable to the large and expanding home health, P.A.C.E. and hospice end markets.

Customers

Our customers are LTCFs and their residents. For the month ended September 30, 2021, the Company provided pharmacy services to approximately 132,000 residents at 5,000 LTCFs in 26 states. We have established relationships with both local and large multi-facility LTCF operators, and we are generally the primary source of pharmaceuticals for the residents of the facilities we serve.

Our customers depend on long-term care pharmacies like us to provide the necessary pharmacy products and services and to play an integral role in monitoring resident medication regimens and safety. We dispense pharmaceuticals in resident-specific packaging in accordance with physician instructions.

No single customer comprised more than 10% of our consolidated revenues in the last five fiscal years.

Customer Relationships

Our relationships with SNFs are memorialized in written agreements between Guardian and the owner of the respective facility. These contracts generally range from one to three years in duration and typically renew automatically for subsequent renewal terms. The SNF contracts can be terminated by either party generally upon 60 days’ notice. Similarly, our relationships with ALFs and GH/BHFs are generally memorialized in written agreements between Guardian and the owner of the respective community that designate Guardian as the “preferred provider” of that community owner. Unlike a SNF contract where virtually all of the residents in the skilled facility would be served by Guardian, the ALF and GH/BHF contract does not automatically grant Guardian the right to serve those residents. Instead, our sales team must still market our pharmacy services to the individual residents in that community, each of whom has the right of choice to their pharmacy provider. These contracts generally range from one to three years in duration and typically renew automatically for subsequent renewal terms. These contracts can be terminated by either party generally upon 30 days’ notice. Most LTCF contracts specify certain facility-wide services that we may provide for a fee, including EMAR support, consulting services and training. These contracts all generally have similar provisions surrounding compliance with HIPAA, obligations upon termination, limitation of liability and other standard contractual terms.

Payor Mix and Reimbursement

We derive our revenues from multiple government and commercial payor sources, which we believe have a generally stable reimbursement profile. In particular, for the nine months ended September 30, 2021, approximately 65% of our revenue was derived from Medicare Part D. We believe Medicare Part D payors recognize the value that LTCF pharmacies like Guardian provide, including helping to ensure that residents adhere to the right drug regimens, which helps improve clinical outcomes and reduce the overall cost of care. CMS requirements for LTCF pharmacy participation in Part D include short-cycle dispensing, compliance packaging, 24/7 support, delivery, medication regimen review, maintaining a comprehensive inventory of Part D drugs, and retrospective billing for patient copays and coverage gaps, known as the “donut hole.” We believe that, consequently, Medicare Part D plans generally offer more favorable and stable contract terms for LTCF pharmacies relative to commercial plans offered to retail pharmacies.

*	Percentages represent Guardian revenue by payor for the nine months ended September 30, 2021.

Suppliers, Inventory, and Supplier and Manufacturer Rebates

We believe our purchasing scale creates a cost advantage over smaller competitors within our industry. Historically, we have purchased most of the brand name and generic pharmaceuticals we dispense from wholesale distributors with whom we have prime vendor agreements at discounted prices based on contracts negotiated by us directly; and in some cases, based upon prices accessed through group purchasing organization contracts. Our primary wholesale distributor relationships currently include Cardinal Health, Inc., McKesson Corporation, Smith Drug Company, and Morris and Dickson Co. L.L.C., in addition to various generic drug manufacturers. Additionally, we purchase some generic pharmaceuticals directly from their manufacturers. We have a longstanding relationship with a third-party logistics provider, Excel Inc. d/b/a DHL Supply Chain (USA), which stores drugs we purchase directly from manufacturers in its warehouse before they are distributed to our pharmacies as necessary. We seek to maintain an on-site inventory of pharmaceuticals and supplies at our local pharmacies to ensure prompt delivery to the facilities we serve.

Guardian receives rebates from pharmaceutical manufacturers and distributors of pharmaceutical products associated with dispensing their products. Rebates are designed to prefer, protect, or maintain a manufacturer’s products that are dispensed by the pharmacy under its formulary.

Government Regulation

Our pharmacies and the LTCFs we serve are subject to numerous federal, state and local regulations. These regulations encompass many areas, including licensing requirements, quality control, drug dispensing, day-to-day operations and reimbursement, and in many cases apply differently depending on the type of LTCF in question. ALFs offer assisted living services for people who need help with daily care. This includes access to prepared meals, assistance with personal care, drug administration, housekeeping, laundry, and social and recreational activities. They generally are not heavily regulated by the federal government but may be regulated at the state or local level. In contrast, SNFs, which are licensed healthcare residences for individuals who require a higher level of medical care than can be provided in an ALF, provide medical care – including drug administration and rehabilitation services such as physical, occupational, and speech therapy – through registered nurses, licensed practical nurses, and certified nurse’s assistants. Consequently, SNFs are heavily regulated by the federal government. GH/BHFs provide medical and personal care to residents with complex medical needs, including those with intellectual and developmental disabilities and, like ALFs, are not heavily regulated by the federal government but may be regulated at the state or local level. We regularly monitor and assess the impact on our operations of new or proposed regulations and changes in the interpretation or application of existing regulations. As a pharmacy provider for LTCFs, we focus our attention on both regulations applicable to our pharmacy business as well as regulations that pertain to the institutions we serve.

Regulations That Affect Guardian Directly

Licensure

Operation of a pharmacy within a state requires licensure by the state board of pharmacy. As of September 30, 2021, we had pharmacy licenses for each pharmacy we operate, and to our knowledge, all issued licenses remain valid and in good standing. In addition, states regulate out-of-state pharmacies that fill prescriptions for in-state patients (including residents). Where applicable, our pharmacies hold the requisite licenses to deliver to out-of-state patients (including residents). Our pharmacies are also registered with the appropriate state and federal authorities, such as the Drug Enforcement Administration (the “DEA”), pursuant to statutes governing the regulation of controlled substances.

Federal and State Laws Affecting the Repackaging, Labeling and Interstate Shipping of Drugs

In November 2013, the federal government enacted the Drug Quality and Security Act (“DQSA”), which provided new or modified federal requirements in regard to the licensing and tracking of prescription drugs. Title II of the DQSA, the Drug Supply Chain Security Act (“DSCSA”), established new requirements for drug wholesale distributors, among others, including licensing requirements in states that had not previously imposed such licensing requirements on manufacturers, repackagers, wholesale distributors, and dispensers. DSCSA requires us and other supply chain stakeholders to participate in an electronic, interoperable prescription drug track and trace system beginning in 2023. DSCSA also established federal drug pedigree tracking standards with which pharmacies must comply that require drugs to be labeled and tracked at the lot level. These standards preempt state drug pedigree requirements that are inconsistent, more stringent, or in addition to the federal law. While the full requirements of DSCSA are being phased in over a ten-year period, we are required to comply with certain requirements have already taken effect: product tracing requirements for dispensers of prescription drugs among others, including lot level tracing and provision of transaction information, history, and statement; and obligations to implement systems to identify potential “suspect” or “illegitimate” product.

In addition, under the Comprehensive Drug Abuse Prevention and Control Act of 1970, as a dispenser of controlled substances, we must register with the DEA, file reports of inventories and transactions and provide adequate security measures. In addition, we are required to comply with all the relevant requirements of the Controlled Substances Act for the transfer and shipment of pharmaceuticals.

Supply chain laws and regulations such as the DQSA and DSCSA could increase the overall regulatory burden and costs associated with our distribution business. Although we believe we are in compliance with applicable federal and state regulations currently in effect, these regulations may be interpreted or applied in the future in a manner inconsistent with our business practices, which could adversely affect our results of operations, cash flows, and financial condition.

The DEA, the U.S. Food and Drug Administration (the “FDA”), and various state regulatory authorities have broad enforcement powers, including the ability to seize or recall products and impose significant criminal, civil and administrative sanctions for violations of these laws and regulations. We have received all necessary regulatory approvals and believe that our pharmacy operations are in substantial compliance with applicable federal and state dispensing requirements. Any changes to the current regulatory and legal paradigm could increase the overall regulatory burden and costs associated with our business.

CMS Regulations Affecting Guardian’s Provision of Pharmacy Services for Certain LTCF Customers

We are subject to a rule issued by the CMS and set forth in 81 Fed. Reg. 68,688, entitled “Medicare and Medicaid Programs, Reform of Requirements for Long-Term Care Facilities,” that, among other things, revised the requirements for LTCF participation in the Medicare and Medicaid programs. The rule imposes several requirements that are specific to the provision of pharmacy services within certain LTCFs, that directly impact our business. Specifically, in addition to the requirement that a pharmacist perform a drug regimen review at least once a month, the pharmacist must also review the resident’s medical record when the resident has been prescribed or is taking (1) a psychotropic drug; (2) an antibiotic; (3) or any drug the facility’s quality assessment and assurance committee has requested to be included in the pharmacist’s monthly drug review. Additionally, the pharmacist must document and report any irregularities, including use of unnecessary drugs, to the attending physician, the facility medical director, and the director of nursing. The rule also imposes certain requirements upon LTCFs themselves, which are more fully described in “Government Regulation—Regulations That Affect Our Customers” below.

Laws Affecting Referrals and Business Practices

We are subject to federal and state laws that govern financial and other arrangements between healthcare providers. These laws prohibit certain direct and indirect payments or fee-splitting arrangements between healthcare providers that are designed to induce or encourage the referral of patients (including residents) to, or the recommendation of, a particular product and/or service.

For example, the federal “anti-kickback” statute (“AKS”), set forth in 42 U.S.C. § 1320a-7b(b), which prohibits knowingly or willfully soliciting, receiving, offering or paying remuneration “including any kickback, bribe or rebate” directly or indirectly in return for or to induce the referral of an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under Medicare, Medicaid or other Federal Health Care Program (as that term is defined in 42 U.S.C. § 1320a-7b(f)).

The OIG has enacted safe harbor regulations that outline practices that, although they potentially may implicate the AKS, are not treated as offenses under the AKS. Failure to meet a safe harbor does not mean that the arrangement necessarily violates the AKS but may subject the arrangement to greater scrutiny by the government. In addition, the OIG issues a variety of guidance including Special Fraud Alerts, Special Advisory Bulletins, Advisory Opinions, and other compliance guidance documents to assist healthcare providers with complying with the AKS. This guidance does not have the force of law, but rather identifies specific facts of arrangements that may pose risk of potentially violating the AKS or other federal healthcare laws. While we believe our practices comply with the AKS, we cannot assure our practices, to the extent they are deemed outside of a safe harbor protection, will not be found to potentially violate the AKS.

Other federal laws and state equivalents authorize the imposition of penalties, including criminal and civil fines, damages, and exclusion from participation in Medicare, Medicaid and other Federal Health Care Programs for false claims, improper billing and other offenses. These laws include but are not limited to the federal False Claims Act, set forth in 31 U.S.C. §§ 3729 et seq. under which private parties have the right to bring a qui tam, also known as a whistleblower complaint, against companies that submit or cause to be submitted false claims for payments to the government. From time to time we are subject to whistleblower complaints. Changes to the False Claims Act and court decisions may make whistleblower or qui tam litigation more common.

In addition to federal law, many states have enacted statutes similar to the AKS and the False Claims Act. Violations of these laws may result in fines, imprisonment, denial of payment for services and exclusion from the Medicare and Medicaid programs and other state-funded programs.

Laws Affecting Interactions with Patients / Beneficiaries

Federal laws also impact how healthcare entities may interact with patients, including residents. The federal Civil Monetary Penalty Law (“CMP Law”), as set forth in 42 U.S.C. § 1320a-7a, prohibits offering or providing remuneration to Medicare and Medicaid beneficiaries that the person providing the remuneration knows or should know is likely to influence the beneficiaries to order or receive healthcare items or services from a particular provider, practitioner, or supplier of healthcare items or services. Similar to the federal AKS, the OIG promulgates regulations that affect the scope of the CMP Law. For example, on December 7, 2016, the OIG issued a final rule, set forth in 81 Fed. Reg. 88,368, that amended the AKS and the CMP Law. Some of the amendments to the CMP Law may impact our business, such as allowing certain statutory exceptions to the definition of “remuneration” to exclude certain remuneration that poses a low risk of harm and promotes access to care for patients and certain remuneration to financially needy individuals. On October 17, 2019, the OIG issued a proposed rule, set forth in 84 Fed. Reg. 55,694, that proposed to protect inducements offered to patients for patient engagement and support arrangements to improve quality of care, health outcomes, and efficiency.

The CMP Law, as well as similar state laws, impact how we may interact with LTCFs and residents and thus the operation of our business. We must monitor carefully the services we provide to LTCFs and the consideration received for these services to avoid allegations that we are inappropriately encouraging referrals of or services to residents.

Investigations and Audits

In the ordinary course of business, we may from time to time be subject to inquiries, investigations and audits by federal and state agencies, as well as by PBMs, that oversee applicable healthcare program participation, pharmacy operations, including environmental and employee health and safety requirements, and payment regulations. In this industry generally, federal and state governmental agencies conduct survey, audit and enforcement efforts resulting in a significant number of inspections, citations for regulatory deficiencies and other administrative sanctions including demands for refund of overpayments, terminations from the Medicare and Medicaid programs, suspensions of Medicare and Medicaid payments, and monetary penalties or other types of fines, penalties and orders. If imposed, such sanctions could have a material adverse effect on our financial condition, results of operation and liquidity.

While we believe our contract arrangements with healthcare providers and our pharmaceutical suppliers, as well as our pharmacy practices and operations, are in substantial compliance with applicable federal and state laws. These laws may, however, be interpreted in the future in a manner inconsistent with our interpretation and application which could then expose us to sanctions, fines and penalties.

Other State Laws Affecting Access to Services

Certain states have a “freedom of choice” requirement as part of their state Medicaid programs or in separate legislation that enable a patient (or resident) to select his/her provider. These laws may prevent a LTCF from requiring its residents to purchase pharmacy services or supplies from particular providers that have a supplier relationship with the LTCF. Such “freedom of choice” requirements may increase the competition we face in providing services to LTCF residents.

HIPAA

Pursuant to the Federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), the Department of Health and Human Services (“HHS”) adopted national standards for electronic healthcare transactions and code sets, unique health identifiers, and privacy and security of individually identifiable health information. HIPAA regulations that standardize transactions and code sets require standard formatting for healthcare providers, like us, that submit claims electronically.

The HIPAA privacy regulations apply to “protected health information” (“PHI”) which is individually identifiable health information that relates to an individual’s physical or mental health, the provision of healthcare to an individual, and the payment for the provision of healthcare to an individual. The Privacy Rule under HIPAA limits the use and disclosure of PHI, and HIPAA provides for the imposition of civil or criminal penalties if PHI is improperly used or disclosed.

HIPAA’s Security Rule requires appropriate administrative, physical and technical safeguards to protect the confidentiality, integrity, and security of electronic PHI (“e-PHI”). In practice, the Security Rule requires us to ensure the confidentiality, integrity and availability of all e-PHI we create, receive, maintain or transmit, including protecting against unauthorized use or disclosure of e-PHI.

In addition to HIPAA, we may be subject to state privacy laws and other state privacy or health information requirements not preempted by HIPAA, including those which may furnish greater privacy protection for individuals than HIPAA.

Our operations involve PHI, and the nature of our operations is complex. Although we believe that our contract arrangements with health plan payors and providers and our business practices are in compliance with applicable federal and state privacy and security laws, the requirements of these laws, including HIPAA, are complicated and are subject to interpretation and modification. Failure to comply with HIPAA or state equivalent laws could subject us to loss of customers, denial of the right to conduct business, civil damages, fines, criminal penalties and other enforcement actions.

The Health Information Technology for Economic and Clinical Health Act (“HITECH”), enacted as part of the American Recovery and Reinvestment Act of 2009, changed several aspects of HIPAA including, without limitation, the following: (i) applies HIPAA Privacy and Security Rules to business associates of covered entities; (ii) requires a data breach notification in the event of an unauthorized use or disclosure of unsecured or unencrypted PHI; (iii) allows individuals to obtain their PHI in electronic format if the provider has implemented an electronic health record (“EHR”) system; (iv) requires HHS to conduct periodic audits of covered entities and business associates; and (v) strengthens enforcement activities and increases penalties. Due to our operations involving PHI, the changes under the HITECH Act, especially the increased enforcement, routine audits, and breach notification obligations may affect our business operations should there be deemed a potential violation of HIPAA and/or the HITECH Act.

COVID-19 Relief Funds

As a result of the COVID-19 pandemic, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted in March 2020. The CARES Act allocated $100 billion in funding to HHS, which eventually became the “Provider Relief Fund,” and through funding from subsequent federal relief bills, the Provider Relief Fund consists of approximately $178 billion as of July 2021. In April 2020, HHS began distributing the $178 billion to health care providers and hospitals in the United States. Providers were to use Provider Relief Fund monies for health care-related expenses or lost revenue due to COVID-19. We received Provider Relief Fund distributions totaling $10.4 million. Subsequently, we continued to consider the updated eligibility guidelines issued by the HHS. Based on management’s assessment of the likelihood of meeting the applicable terms and conditions for receiving such funds and due to uncertainty regarding long-term care pharmacy eligibility, we made the decision to return all the funds to HHS. All funds were returned in 2020.

Additionally, the CARES Act provided for deferred payment of the employer portion of social security taxes through the end of 2020, with 50% of the deferred amount due December 31, 2021 and the remaining 50% due December 31, 2022. The Company’s deferred payment of the employer portion of social security taxes related to wages earned as of December 31, 2020 was $5.3 million.

Environmental, Health and Safety Matters

Our facilities are subject to certain federal, state, and local environmental, health and safety statutes, regulations and ordinances and implementing guidance. As discussed under Investigations and Audits above, multiple governmental agencies have regulatory enforcement power over environmental, health and safety matters at our facilities, including inspection, auditing and administrative, civil and criminal enforcement authority. While environmental laws govern water, air, waste and other media, regulations applicable to our facilities primarily concern management of waste materials (including waste product and equipment cleaning materials) and unused pharmaceuticals and other products generated or otherwise managed in the course of routine business operations. For example, in certain instances where we receive returned, unused medications, regulations require that we properly dispose of these materials when they become waste, which can trigger complex waste management requirements. In operating our facilities, historically we have not encountered any material difficulties effecting compliance with applicable environmental, health and safety laws. While we cannot predict the effect that any future legislation, regulations or interpretations may have upon our operations, we do not anticipate that any pending changes regarding environmental, health and safety laws would have a material adverse impact on the Corporation.

Regulations to which Guardian is Subject from Health Plan Payors

Medicare, as set forth in the Social Security Act Section XVIII, is a federal program that provides certain hospital and medical insurance benefits to persons age 65 and over and to certain disabled persons. Medicaid, as set forth in the Social Security Act Section XIX, is a medical assistance program administered by each state that provides healthcare benefits to certain indigent patients. Within the Medicare and Medicaid statutory framework, there are numerous areas subject to administrative rulings, interpretations, and discretion that may affect reimbursement under Medicare and Medicaid.

We receive reimbursement for the drugs we dispense and our related services from our customer institutional healthcare providers, government reimbursement programs such as Medicare and Medicaid, and other non-government sources such as commercial insurance companies, health maintenance organizations, preferred provider organizations, and contracted providers.

Medicare

The Medicare program consists of four parts: (i) Medicare Part A, which covers, among other things, in-patient hospital, SNFs, home healthcare, and certain other types of healthcare services; (ii) Medicare Part B, which covers physicians’ services, outpatient services, durable medical equipment, and certain other types of items and healthcare services; (iii) Medicare Part C, also known as Medicare Advantage, which is a managed care option for beneficiaries who are entitled to Medicare Part A and enrolled in Medicare Part B; and (iv) Medicare Part D, which provides coverage for prescription drugs that are not otherwise covered under Medicare Part A or Part B for those beneficiaries that enroll.

Part A

The Balanced Budget Act of 1997 (the “BBA”) mandated the Prospective Payment System (“PPS”) for Medicare-eligible enrolled residents in SNFs. Under PPS, Medicare pays SNFs a per diem rate per patient for extended care services to patients, covering substantially all items and services furnished during such enrollee’s stay, including routine, ancillary, and capital-related. Such services and items include pharmacy services and prescription drugs.

In July 2019, CMS announced the Skilled Nursing Facility Prospective Payment System (“SNF PPS”) final rule, which became effective October 1, 2019. This rule finalized the implementation of the Patient Driven Payment Model (“PDPM”) for fiscal year 2020 Medicare Part A services. The PDPM is a new case-mix classification system for classifying SNF residents in a Medicare Part A covered stay into payment groups under the SNF PPS. Effective beginning October 1, 2019, the PDPM replaced the prior case-mix classification system, the Resource Utilization Groups, Version IV (“RUG-IV”). The new model shifts the focus to value-based care and bases reimbursement on clinical complexity and the resident’s conditions and care needs. Specifically, to account more accurately for the variability in patient (or resident) costs over the course of a stay, under PDPM, an adjustment factor is applied (for certain components) and changes the per diem rate over the course of the stay.

Notwithstanding the recent developments with PDPM, we continue to bill SNFs based upon a negotiated fee schedule and are paid based on contractual relationships with the SNFs. We do not receive direct payment from Medicare for residents covered under the Medicare Part A benefit.

Part B

Medicare Part B provides coverage for durable medical equipment prosthetics, orthotics, and supplies (“DME” or “DMEPOS”), certain classes of prescription drugs, and certain preventive health services such as the influenza vaccine, among other things. Common examples of DME include nebulizers, infusion pumps, and diabetic test strips. Prescription drugs covered under Medicare Part B include immunosuppressive drugs, oral anti-emetic drugs, oral anti-cancer drugs, and drugs self-administered through any piece of DME (e.g., respiratory or inhalation drugs administered via nebulizer or drugs administered with a Medicare-covered infusion pump).

A DMEPOS supplier typically must obtain DMEPOS accreditation to enroll and bill directly under Medicare Part B. Guardian pharmacies supply DME products and thus are enrolled in Part B to do so. Some

Guardian pharmacies are also accredited under Part B DMEPOS to dispense DME supplies. Additionally, all Guardian pharmacies are enrolled in Part B as a mass immunizer to administer and receive reimbursement for administering the influenza vaccine.

Recent Changes Impacting Part B DME Infusion Drugs

The 21st Century Cures Act (the “Cures Act”), enacted in December 2016, among other things implemented Average Sales Price (“ASP”) pricing for Part B DME infusion drugs in January of 2017. The Medicare home infusion therapy (“HIT”) benefit is for coverage of home infusion therapy-associated professional services for certain drugs and biologicals administered intravenously, or subcutaneously through a pump that is an item of DME. The HIT benefit had a temporary transitional payment period from 2019-2020, prior to becoming permanently effective on January 1, 2021. In October 2019, CMS issued a final rule with comment period updating the temporary transitional payment rates for home infusion therapy services for calendar year 2020. This final rule also finalized beneficiary eligibility requirements and payment provisions related to the HIT benefit to be implemented permanently beginning in CY 2021, as required by the Cures Act. In November 2020, CMS issued another final rule, which summarized the HIT benefit policies that were previously codified in the October 2019 final rule, and finalized the exclusion of home infusion therapy services from coverage under the Medicare home health benefit, as required by the Cures Act. In particular, this November 2020 final rule confirmed that “home infusion drugs” are defined as “parenteral drugs and biologicals administered intravenously, or subcutaneously for an administration period of 15 minutes or more, in the home of an individual through a pump that is an item of DME covered under the Medicare Part B DME benefit.”

Part D

Medicare Part D provides coverage for most outpatient prescription drugs that are FDA-approved and for which coverage is not otherwise available under Medicare Part A or Part B. Under Medicare Part D, beneficiaries who are entitled to Medicare benefits under Part A or who are enrolled in Medicare Part B may enroll in prescription drug plans offered by private commercial insurers who contract with CMS, including stand-alone prescription drug plans and Medicare Advantage plans with prescription drug coverage (collectively, “Part D Plans”). Medicare beneficiaries generally have to pay a premium to enroll in a Part D Plan and have to pay cost-sharing amounts, with amounts varying from one Part D Plan to another. CMS provides various federal subsidies to Part D Plans to reduce the cost to beneficiaries.

Most Part D Plans have a list of covered drugs, called a formulary. Part D Plan formularies must include drug categories and classes that cover disease states consistent with Part D program requirements, and Part D Plans generally must cover at least two drugs per category. CMS reviews the formularies of Part D Plans and requires these formularies to include the types of drugs most commonly used by Medicare beneficiaries, as well as those enrollees who reside in long-term care facilities. For example, it is CMS’s expectation that Part D Plans provide coverage of dosage forms of drugs that are widely utilized in the long-term care setting. Dually-eligible residents in nursing centers generally are entitled to have their prescription drug costs covered by a Part D Plan, provided that the prescription drugs which they are taking are either on the Part D Plan’s formulary or an exception to the Part D Plan’s formulary is granted. We obtain reimbursement for drugs we provide to enrollees of the given Part D Plan in accordance with the terms of agreements negotiated between us and the Part D Plan.

Medicare Part D does not alter federal reimbursement for residents of nursing centers whose stay at the nursing center is covered under Medicare Part A. Accordingly, Medicare’s per diem payments to nursing centers will continue to include a portion attributable to the expected cost of drugs provided to such residents. We will, therefore, continue to receive reimbursement for drugs provided to such residents from the nursing center in accordance with the terms of our agreements with each nursing center.

Recent Medicare Part D Changes

In an April 16, 2018 final rule published at 83 Fed. Reg. 16,400 and entitled “Medicare Program; Contract Year 2019 Policy and Technical Changes to the Medicare Advantage, Medicare Cost Plan, Medicare

Fee-for-Service, the Medicare Prescription Drug Benefit Programs, and the PACE Program,” CMS rescinded regulatory provisions that require prescribers of Part D drugs to enroll in Medicare in order for the Part D drug to be covered. As a replacement, effective April 1, 2019, a Part D Plan is required to reject, or require its pharmacy benefit manager to reject, a pharmacy claim for a Part D drug if the individual who prescribed the drug is included on the “preclusion list.” The preclusion list consists of certain individuals and entities that are currently revoked from the Medicare program under 42 C.F.R. § 424.535 and are under an active reenrollment bar, or have engaged in behavior for which CMS could have revoked the individual or entity to the extent applicable if they had been enrolled in Medicare, and CMS determines that the underlying conduct that led, or would have led, to the revocation is detrimental to the best interests of the Medicare program. CMS made further revisions to the Part D preclusion list regulations – relating to the appeals process for individuals and entities on the preclusion list, claim denials and beneficiary notifications, and beneficiary appeals – in an April 16, 2019 Final Rule published at 84 Fed. Reg. 15,680.

In a January 15, 2021 final rule published at 86 Fed. Reg. 5,864 and entitled “Medicare and Medicaid Programs; Contract Year 2022 Policy and Technical Changes to the Medicare Advantage Program, Medicare Prescription Drug Benefit Program, Medicaid Program, Medicare Cost Plan Program, and Programs of All-Inclusive Care for the Elderly,” CMS took steps toward adding transparency to the Part D program, and lowering prescription drug prices. As such, this final rule requires Part D plans to offer a real-time benefit comparison tool starting January 1, 2023, so that enrollees can obtain information about lower-cost alternative therapies under their prescription drug benefit plan.

Rebates

Guardian receives rebates from pharmaceutical manufacturers and distributors of pharmaceutical products associated with dispensing their products. CMS continues to question whether institutional pharmacies should be permitted to receive these access/performance rebates from manufacturers with respect to prescriptions covered under Medicare Part D, but has not prohibited the receipt of such rebates.

Medicaid

The reimbursement rate for pharmacy services under Medicaid is determined on a state-by-state basis subject to review by CMS and applicable federal law. Although Medicaid programs vary from state to state, most state Medicaid programs provide for the payment of certain pharmacy services, up to established limits, at rates determined in accordance with each state’s regulations. The federal Medicaid statute specifies a variety of requirements that a state plan must meet, including requirements related to eligibility, coverage for services, payment, and admissions. For residents that are eligible for Medicaid only, and are not dually eligible for Medicare and Medicaid, we bill the individual state Medicaid program or in certain circumstances the state’s designated managed care or other similar organizations for covered prescription drugs.

Federal regulations and the regulations of certain states establish federal “upper limits” for reimbursement of certain prescription drugs under Medicaid (these upper limits being the “FUL”). The Patient Protection and Affordable Care Act and the reconciliation law known as Health Care and Education Affordability Reconciliation Act (combined we refer to both Acts as the “Affordable Care Act”), enacted in March 2010, provided for the gradual modification to the calculation of the FUL for drug prices and the definition of Average Manufacturer’s Price (“AMP”).

Specifically, the Affordable Care Act and CMS’s Covered Outpatient Drugs final rule, published at 81 Fed. Reg. 5,169, changed the definition of the FUL by requiring the calculation of the FUL as no less than 175% of the weighted average, based on utilization, of the most recently reported monthly AMP for pharmaceutically and therapeutically equivalent multi-source drugs available through retail community pharmacies nationally. As an exception, however, if the AMP-based FUL is lower than the National Average Drug Acquisition Cost (“NADAC”), the FULs will be set at the drug’s NADAC. CMS updates the FULs on a monthly basis and the

FULs become effective on the first date of the month following their publication. States have thirty (30) days after the effective date of the monthly updates to implement the new FULs.

In addition, the definition of AMP changed to reflect net sales only to drug wholesalers that distribute to retail community pharmacies and to retail community pharmacies that directly purchase from drug manufacturers. Further, the Affordable Care Act continued the current statutory exclusion of prompt pay discounts offered to wholesalers and added three other exclusions to the AMP definition: (i) bona fide services fees; (ii) reimbursement for unsalable returned goods (recalled, expired, damaged, etc.); and (iii) payments from and rebates/discounts to certain entities not conducting business as a wholesaler or retail community pharmacy.

The Covered Outpatient Drugs final rule also changed how states reimburse pharmacies. The final rule required states to pay pharmacies based on the actual acquisition cost of the drug, as opposed to the estimated acquisition cost. Moreover, it required states to consider the sufficiency of both the ingredient cost reimbursement and dispensing fee reimbursement when proposing changes to either of these components of reimbursement for Medicaid covered drugs.

Over the last several years, state Medicaid programs have undertaken efforts to control prescription drug costs and have lowered reimbursement through a variety of mechanisms, including higher discounts off average wholesale price levels, greater supplemental rebates from manufacturers, expansion of the number of medications subject to the FUL pricing, and general reductions in contract payment methodology to pharmacies.

Regulations That Affect Our Customers

As previously noted in this prospectus, the LTCFs we serve are subject to numerous federal, state and local regulations.

Specifically, most LTCFs are required to be licensed in the states in which they operate. In addition, for SNFs and other LTCFs serving Medicaid or Medicare residents, such facilities must be certified to be in compliance with applicable requirements for participation set forth in 42 C.F.R. Part 483 (subpart B). Certain customer LTCFs may also be subject to the Nursing Home Reform Act, part of the Omnibus Budget Reconciliation Act of 1987, as amended, which imposes strict compliance standards relating to quality of care for facility operations, including increased documentation and reporting requirements, unannounced surveys and related enforcement processes, and residents’ bill of rights.

In the Final Rule, set forth in 81 Fed. Reg. 68,688 and entitled “Medicare and Medicaid Programs, Reform of Requirements for Long-Term Care Facilities,” referenced previously in this prospectus (see Government Regulation—CMS Regulations Affecting Guardian’s Provision of Pharmacy Services for Certain LTCF Customers), LTCFs participating in the Medicare and Medicaid programs must develop and maintain policies and procedures, including to address the steps the pharmacist must take when the pharmacist identifies an irregularity that requires urgent action. Moreover, LTCFs must have an effective quality assurance and performance improvement program, person-centered care planning, an infection preventionist, a compliance and ethics program, a means to call for staff assistance from the bedside, and effective staff training, among other requirements. Finally, LTCFs must focus on reducing or eliminating the inappropriate use of psychotropic drugs.

Our LTCF customers may also be directly subject to many of the laws and regulations to which Guardian is subject, as described in detail earlier in this Prospectus (see Government Regulation—Regulations That Affect Guardian Directly and Government Regulation—Regulations to which Guardian is Subject from Health Plan Payors). For example, our LTCF customers may be subject to laws affecting referrals and business practices, such as the AKS, and laws affecting interactions with patients and beneficiaries, such as the CMP Law. Our LTCF customers may from time to time be subject to inquiries, investigations and audits by federal and state agencies that oversee applicable healthcare program participation and LTCF operations. LTCF customers may also have direct obligations under HIPAA. Finally, LTCF residents are covered by (and LTCF customers may receive reimbursement for services provided to residents under) Medicare Part A, Part B and Part D Plans, Medicaid, commercial insurance, and other private health plan payors (including managed care).

Human Capital Management

The Company’s success is directly linked to the commitment, engagement and performance of its employees. It is important that we not only attract and retain the best and brightest diverse talent, but also ensure they remain engaged and can thrive in an environment that is committed to helping them grow, succeed and contribute directly to achieving our purpose. The Company embraces diversity and equal opportunity in its workforce. We are committed to building a team that represents a variety of backgrounds, perspectives and skills. The more inclusive we are, the better our work will be.

As of September 30, 2021, we employed approximately 2,500 persons, all of whom are located within the United States. Our workforce includes over 400 pharmacists and over 65 nurses, in addition to more than 75 employees who work in the Atlanta office to support our local pharmacies nationwide.

We consider the intellectual capital of our employees to be an essential driver of our business and key to future prospects. To attract and retain a high-quality, experienced workforce, we offer a competitive mix of compensation and insurance benefits for our employees, as well as participation in equity programs for certain employees. We offer a wide range of health insurance benefits packages that are customizable to suit the individual needs of each member of our workforce, which is an important factor in our recruitment efforts. We are committed to helping our colleagues reach their full potential by rewarding both their performance and leadership skills and by providing opportunities for growth and development.

Full-time employees are eligible to participate in our medical, dental, vision, Health Savings Account, Flexible Spending Account, accident insurance, critical illness insurance, life insurance and disability plans. We offer employees a 401(k)-retirement plan with a company match. Finally, certain employees also participate in an annual bonus plan. None of our employees are represented by a labor union. We consider our employee relations to be good.

We are committed to the health, safety and well-being of our employees. In response to the COVID-19 pandemic, we implemented various changes in our business starting in March 2020 in an effort to better protect our employees, the residents that we serve and their caregivers. Throughout the COVID-19 pandemic, we have observed all CDC, state and local guidelines and offered support in navigating the evolving pandemic landscape.

Intellectual Property

We use a number of trademarks and service marks. All of the principal trademarks and service marks used in the course of our business have been registered in the United States or are the subject of pending applications for registration. We also have one pending patent application.

We have various proprietary products, processes and other intellectual property that are used either to facilitate the conduct of our business or that are made available as products or services to the facilities we work with. We generally seek to protect such intellectual property through a combination of trade secret and patent laws and through confidentiality and other contractually imposed protections.

Although we believe that our products and processes do not infringe upon the intellectual property rights of any third parties, third parties may assert infringement claims against us from time to time.

Competition

The business of providing pharmacy services to LTCF residents is highly competitive, and we face competition from multiple sources. There are national, regional and local institutional pharmacies, as well as and numerous local retail pharmacies, that provide pharmaceutical distribution services comparable to those that we offer. Many of these pharmacies have strong relationships with the LTCFs they serve and their residents. In addition, some of our competitors have greater financial resources than we do and may be more established in the markets they serve than we are, making our ability to compete more difficult. Some of our larger competitors have indicated that they plan to focus more on the ALF market, which could further increase the competition we face.

While we do not believe any single competitor offers a comparably robust, integrated pharmacy services solution, our primary competitors in the ALF and GH/BHF space are large national providers including Omnicare, Inc. and PharMerica Corporation, in addition to local and regional pharmacies in each of our markets, including Remedi SeniorCare, Pharmscript, LLC, PharmCareUSA and Polaris Pharmacy Services. We believe we are the market leader for providing pharmacy services to ALFs and GH/BHFs. We believe we compete favorably in all areas, including SNFs, based on the following competitive factors:

•	the value and comprehensiveness of the pharmacy services solution we offer and the superior outcomes for residents and reduced health care costs for pharmacy benefit plans;

•	the strength of our business model, which focuses on local autonomy as opposed to a hub and spoke model;

•	the superiority of our data analytics capabilities;

•	the variety of clinical services we offer to improve the quality of care for residents at ALFs and GH/BHFs; and

•	our significant investment in automation at each local pharmacy.

Sales and Marketing

We sell our services to LTCFs through each local pharmacy’s sales organization and, in many cases, we leverage our relationships with top national and regional LTCFs to establish relationships with residents. Our sales team has broad experience in the long-term care pharmacy services industry and with LTCF executives. The sales teams at each of our local pharmacies have their own structures that are tailored to their market and the LTCFs located therein and are responsible for identifying sales opportunities and managing the overall sales process. The effectiveness of our sales teams are evidenced by the approximately 140 new ALFs and GH/BHFs our local pharmacies added in 2020.

We generate leads, accelerate sales opportunities, and build brand awareness through our marketing programs. Our marketing programs target LTCF executives, caregivers and residents. Our principal marketing programs include learning opportunities for residents, field marketing events, integrated marketing campaigns, lead generation and participation in industry events, trade shows, and conferences. We also benefit from the expansion of our large, multi-location LTCF accounts, as well as from the strength of our brand in local and regional markets.

Properties

Our corporate headquarters occupy approximately 25,000 square feet in Atlanta Georgia, under a lease that expires on March 20, 2023. We use this space for administration, sales, marketing, data analytics, and customer support. We have 44 additional leases in place for our local pharmacies, totaling approximately 547,000 square feet.

We also lease approximately 4,800 square feet at a third-party logistics provider’s warehouse in Vonore, Tennessee. We warehouse pharmaceuticals that we purchase from certain manufacturers at the leased space and contract with the third-party logistics provider for its distribution services.

Legal Proceedings

From time to time, we and our pharmacies are involved and will continue to be involved in various claims relating to, and arising out of, our business and our operations. We are not currently aware of any such proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages (as of November 1, 2021) and positions of our executive officers and individuals who are expected to serve as our directors following the completion of this offering.

Name	Age	Position(s)
Executive Officers
Fred Burke	72	President and Chief Executive Officer and Class III Director
David Morris	58	Executive Vice President and Chief Financial Officer and Class I Director
Kendall Forbes	65	Executive Vice President of Sales & Operations

Non-Employee Directors
William Bindley	81	Chairman of the Board of Directors and Class III Director
John Ackerman	63	Class II Director
Steve Cosler	66	Class III Director
Mary Sue Patchett	58	Class II Director
Thomas Salentine, Jr.	53	Class I Director

Fred Burke has served as our President and Chief Executive Officer and a member of our board of directors since our formation. Prior to co-founding Guardian, Mr. Burke was the co-founder and president of two start-up companies in Atlanta, Georgia: Central Pharmacy Services, Inc., which was founded in 1992 and ultimately acquired by Cardinal Health in 2001; and Sales Technologies, Inc., which was founded in 1983 and acquired by Dun & Bradstreet Corporation in 1989. Mr. Burke also previously served as a brand manager at Procter & Gamble, a consultant and engagement manager at McKinsey & Company, and as an officer in the United States Air Force, leading a combat communications unit. Mr. Burke received a B.S., Engineering from Mississippi State University, and an M.S, Industrial Administration from the Krannert School of Management at Purdue University. We believe that Mr. Burke is qualified to serve as a director because of his operational and historical expertise gained from serving as our President and Chief Executive Officer, and his extensive experience in the pharmacy industry.

David Morris has served as our Executive Vice President and Chief Financial Officer and a member of our board of directors since our formation. Prior to co-founding Guardian, Mr. Morris served as Chief Financial Officer at Central Pharmacy Services, Inc. from 1993 to 2001. Mr. Morris previously served as President of the PBM Division at Complete Health from 1991 to 1993 and served as a CPA at EY from 1985 to 1991. Mr. Morris received a B.S. degree in Accounting from the University of Alabama in 1985. We believe that Mr. Morris is qualified to serve as a director because of his operational and historical expertise gained from serving as our Executive Vice President and Chief Financial Officer, his extensive experience in the pharmacy industry and his expertise in financial management.

Kendall Forbes has served as our Executive Vice President of Sales & Operations since July 2004. Mr. Forbes previously served as our Executive Vice President of Operations and Co-Founder of Central Pharmacy Services, Inc. from 1993 to 2004. Prior to joining Guardian, Mr. Forbes was the owner of Baton Rouge Central Pharmacy from 1985 to 1993 and served as a Pharmacy Manager at Nuclear Pharmacy, Inc., a predecessor of Syncor, from 1982 to 1985. Mr. Forbes received a degree from Louisiana State University’s Monroe School of Pharmacy and completed a graduate fellowship in Radiopharmacy at the University of New Mexico.

William Bindley has served as Chairman of our board of directors since our formation. Mr. Bindley has served as Chairman of Bindley Capital Partners, LLC, a private investment firm, since 2001. Mr. Bindley also founded Priority Healthcare Corporation, a national provider of bio-pharmaceuticals and complex therapies for chronic disease states, and served as their Chairman from 1995 to 2005 and Chief Executive Officer from 1994 to 1997. Mr. Bindley was also the Chairman, President, Chief Executive Officer and founder of Bindley Western Industries, Inc., a national pharmaceutical distributor and nuclear pharmacy operator that was acquired by Cardinal Health, Inc. in 2001. He also serves as a trustee at Kite Realty Group Trust, a publicly traded real estate investment company, and has previously served on the boards of directors of Cardinal Health, Inc., Key Bank, NA, Bindley Western Industries, Priority Healthcare Corporation and Shoe Carnival, Inc. Mr. Bindley received his undergraduate and Doctor of Management degrees from Purdue University and completed the Wholesale Management Program at Stanford’s Graduate School of Business. We believe Mr. Bindley’s extensive experience in leading healthcare focused companies, as well as his significant public company leadership experience, qualifies him to serve on our board of directors.

John Ackerman has served as a member of our board of directors since our formation. Mr. Ackerman is a co-founder of Cardinal Equity Partners, a private equity firm focused on middle-market investments, where he has served as Managing Director since 1994. Mr. Ackerman currently serves on the board of directors of four of Cardinal Equity Partners’ portfolio companies. Until their respective sales in 2020, Mr. Ackerman was a board member of Hulman & Company and Clabber Girl Corporation. He has also served as President at J&J Advisors, Inc., a management oversight advisory company, since 1994. Prior to entering private equity, Mr. Ackerman spent ten years with the Quaker Oats Company in Chicago, where he managed a variety of the company’s brands. Mr. Ackerman has a bachelor’s degree in business from the University of Michigan and a master’s degree in management from the Kellogg School of Business at Northwestern University. We believe Mr. Ackerman’s extensive strategic and managerial experience in our industry qualifies him to serve on our board of directors.

Steve Cosler is expected to join our board of directors prior to the completion of this offering. Since 2006, he has been an Operating Partner at Water Street Healthcare Partners, LLC (“Water Street”), a Chicago-based private equity firm focused on the healthcare industry. Prior to Water Street, he was President and Chief Executive Officer of Priority Healthcare Corporation (“Priority”), a Fortune 1000 company that distributed and managed biopharmaceutical therapies. At Priority, Mr. Cosler helped lead the company’s successful initial public offering, as well as strategic initiatives that contributed to its growth and ultimate sale to Express Scripts, Inc. Mr. Cosler serves on the boards of Imagine360, LLC, Southern Scripts, LLC and Eversana Life Science Services LLC, all of which are Water Street portfolio companies, as well as MedShorts LLC. Mr. Cosler also serves as chairman of National Retail Properties, Inc. Previously, Mr. Cosler served on the boards of Cima Labs Inc. and Priority, and was lead independent director at Catamaran Corporation, all formerly public companies. Mr. Cosler has also served on the Board of Trustees for two closed-end funds of Claymore Securities. Mr. Cosler received a bachelor’s degree in industrial management from Purdue University. We believe Mr. Cosler’s unique combination of senior management and operational experience in specialty pharmacy, specialty distribution, outsourced payer services and technology qualifies him to serve on our board of directors.

Mary Sue Patchett is expected to join our board of directors prior to the completion of this offering. From 2011 to 2021, Ms. Patchett held various senior leadership positions at Brookdale Senior Living Inc. (“Brookdale”), the nation’s largest operator of senior housing facilities. Ms. Patchett served as EVP of Strategic Operations at Brookdale from March 2020 to June 2021, where in addition to her strategic planning, market/competitive positioning and government affairs responsibilities, she served as commander of Brookdale’s COVID-19 emergency response center, leading a team of internal experts and external consultants to develop and execute pandemic protocols. From 2015 to 2020, she served as EVP of Community and Field Operations at Brookdale, and before that, was President of the Southeast Division. Ms. Patchett received a bachelor’s degree in business administration from George Mason University. We believe Ms. Patchett’s substantial managerial experience in the healthcare sector and longstanding involvement in the senior care industry qualifies her to serve on our board of directors.

Thomas Salentine, Jr. has served as a member of our board of directors since our formation. Since 2001, Mr. Salentine has served as President at Bindley Capital Partners, LLC, a private investment firm. He was previously a principal at Frontenac Company, a private equity firm, from 1996 to 2001. Prior to that, Mr. Salentine worked in investment banking at Bear Stearns from 1990 to 1993. He is a former board member of Platinum Entertainment, Inc., an integrated music company. Mr. Salentine is a graduate of Harvard College and received his master’s degree in business administration from the Kellogg School of Management at Northwestern University. We believe Mr. Salentine’s substantial experience in the investment and financial industries and prior public company board experience provide valuable perspective and qualifies him to serve on our board of directors.

There are no family relationships among any of our directors or executive officers.

Election of Officers

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly appointed or until his or her earlier resignation or removal.

Composition of the Board of Directors

Our business and affairs are managed under the direction of our board of directors. Following the completion of this offering, we expect our board of directors to initially consist of seven directors, of whom Mr. Cosler and Ms. Patchett will be independent. Each of our directors will continue to serve as a director until the election and qualification of his or her successor or until his or her earlier death, resignation, or removal. The authorized number of directors may be changed by resolution of our board of directors. Vacancies on our board of directors can be filled by resolution of our board of directors.

Classified Board of Directors

Our certificate of incorporation will provide that our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our board of directors will be designated as follows:

•	Messrs. Morris and Salentine will be Class I directors, and their terms will expire at the annual meeting of stockholders to be held in ;

•	Mr. Ackerman and Ms. Patchett will be Class II directors, and their terms will expire at the annual meeting of stockholders to be held in ; and

•	Messrs. Bindley, Burke and Cosler will be Class III directors, and their terms will expire at the annual meeting of stockholders to be held in .

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law.”

Background and Experience of Directors

Upon completion of this offering, our board of directors will be responsible for reviewing, on an annual basis, the appropriate characteristics, skills, and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the board of directors, in nominating candidates for election (and, in the case of vacancies, appointing), will take into account many factors, including the following:

•	personal and professional integrity;

•	ethics and values;

•	experience in corporate management, such as serving as an officer or former officer of a publicly held company;

•	experience in the industries in which we compete;

•	experience as a board member of another publicly held company;

•	diversity of background and expertise and experience in substantive matters pertaining to our business relative to other board members;

•	conflicts of interest; and

•	practical and mature business judgment.

Controlled Company Exemption

After completion of the Corporate Reorganization and this offering, the “Guardian Founders,” a group including certain of our executive officers and directors and their affiliates, will control a majority of our voting power pursuant to the Stockholders’ Agreement. Pursuant to the Stockholders’ Agreement, the Guardian Founders will agree to vote all of their shares of common stock in the manner determined by a majority of the votes represented by shares of common stock held by the Guardian Founders.

As a result, the Guardian Founders will control a majority of the voting power of shares of our common stock eligible to vote in the election of our directors and on other matters submitted to a vote of our stockholders. Because more than 50% of the voting power in the election of our directors will be held by an individual, group, or another company, we will be a “controlled company” within the meaning of NYSE listing standards. As a controlled company, we will be exempt from complying with certain NYSE corporate governance requirements, including the requirements that: (1) a majority of our board of directors consists of “independent directors,” as defined under the rules of such exchange, (2) we have a nominating and governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (3) we have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

For so long as we qualify as a “controlled company,” we may rely on some or all of these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NYSE. In the event that we cease to be a “controlled company” and our Class A common stock continues to be listed on NYSE, we will be required to comply with these provisions within the applicable transition periods.

Board Committees

Our board of directors will have an audit committee and a compensation committee. The expected composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable.

As a “controlled company” for purposes of the NYSE listing standards, we may rely on certain exemptions from NYSE listing standards that enable us not to comply with certain NYSE corporate governance requirements. We do not intend at this point to form a stand-alone nominating and governance committee.

Audit Committee

Upon completion of this offering, we expect our audit committee will initially consist of Mr. Cosler and Ms. Patchett, with Mr. Cosler serving as chair. Our audit committee will be responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	assisting the board of directors in evaluating the qualifications, performance, and independence of our independent auditors;

•	assisting the board of directors in monitoring the quality and integrity of our financial statements and our accounting and financial reporting;

•	assisting the board of directors in monitoring our compliance with legal and regulatory requirements;

•	reviewing with management and our independent auditors the adequacy and effectiveness of our internal control over financial reporting processes;

•	assisting the board of directors in monitoring the performance of our internal audit function;

•	reviewing with management and our independent auditors our annual and quarterly financial statements;

•

reviewing and overseeing all transactions between us and a related person for which review or oversight is required by applicable law or that are required to be disclosed in our financial statements or SEC filings, and developing policies and procedures for the committee’s review, approval and ratification of such transactions;

•

establishing procedures for the receipt, retention, and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	preparing the audit committee report that the rules and regulations of the SEC require to be included in our annual proxy statement.

NYSE rules will require us to have at least one audit committee member upon the listing of our Class A common stock on NYSE, at least two audit committee members within 90 days of listing, and at least three audit committee members within one year of listing. We expect that Ms. Patchett and Mr. Cosler will each qualify as independent under the NYSE listing standards and the independence requirements of Rule 10A-3 under the Exchange Act. In addition, our board of directors has determined that Mr. Cosler is an “audit committee financial expert” within the meaning of SEC rules.

Our audit committee will operate under a written charter that satisfies the applicable rules of the SEC and the listing standards of NYSE. Our audit committee’s charter will be available on our website upon the completion of this offering. All audit services to be provided to us and all permissible non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm will be approved in advance by our audit committee.

Compensation Committee

Upon completion of this offering, we expect our compensation committee will consist of Mr. Cosler and Ms. Patchett, with Ms. Patchett serving as chair. The compensation committee will be responsible for, among other things:

•

reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer’s performance in light of those goals and objectives and, either as a committee or together with the other independent directors (as directed by the board of directors), determining and approving our Chief Executive Officer’s compensation level based on such evaluation;

•

reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our other executive officers, including annual base salary, bonus and equity-based incentives, and other benefits;

•	reviewing and recommending to the board of directors the compensation of our directors;

•	reviewing and discussing with management our “Compensation Discussion and Analysis” disclosure required by SEC rules;

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

•	reviewing and making recommendations with respect to our equity and equity-based compensation plans.

Our compensation committee will operate under a written charter that satisfies the applicable rules of the SEC and the NYSE listing standards. Our compensation committee’s charter will be available on our website upon the completion of this offering.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the compensation committee (or other board of directors committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors of any entity that has one or more executive officers serving on our compensation committee.

Code of Ethics

We have adopted a Code of Conduct and Business Ethics that applies to all of our officers, directors, and employees, including our principal executive officer, principal financial officer, principal accounting officer, and controller, or persons performing similar functions, which will be posted on our website. Our Code of Conduct and Business Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not part of this prospectus.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through its standing committees that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our audit committee is responsible for reviewing and discussing our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies with respect to risk assessment and risk management. Our audit committee also monitors compliance with legal and regulatory requirements. Our board of directors monitors the effectiveness of our governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Non-Employee Director Compensation

We did not pay any compensation, make any equity awards or non-equity awards, or pay any other compensation to any of our non-employee directors in 2020. We intend to adopt a non-employee director compensation policy, which will become effective in connection with this offering. Under that policy, our non-employee directors will be eligible to receive both cash compensation and equity compensation for service on our board of directors and committees of our board of directors, as well as reimbursement for certain expenses incurred in their service as directors. The terms of such a policy have not yet been established.

Limitation of Liability and Indemnification of Directors and Officers

Our certificate of incorporation, to be effective upon the completion of this offering, will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases, or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Our bylaws, which will be effective upon the completion of this offering, will provide that we shall indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our bylaws will provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Prior to the completion of this offering, we intend to obtain insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements may also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act, or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

Compensation of Our Named Executive Officers

Prior to the effectiveness of this registration statement, we will disclose, in accordance with the rules and regulations of the SEC, information regarding the compensation of our named executive officers.

2021 Equity and Incentive Compensation Plan

In connection with this offering, our board of directors expects to adopt the Guardian Pharmacy Services, Inc. 2021 Equity and Incentive Compensation Plan (the “2021 Plan”). The material terms of the 2021 Plan are as follows:

Purpose. The purpose of the 2021 Plan is to permit the grant of awards to non-employee directors, officers and other employees of the Company and its subsidiaries, and certain consultants to the Company and its subsidiaries, and to provide to such persons incentives and rewards for service and/or performance.

Administration; Effectiveness. The 2021 Plan will generally be administered by the compensation committee of our board of directors (the “Compensation Committee”). However, at the discretion of our board of directors, the 2021 Plan may be administered by our board of directors, including with respect to the administration of any responsibilities and duties held by the Compensation Committee under the 2021 Plan. The Compensation Committee has the authority to determine eligible participants in the 2021 Plan, and to interpret and make determinations under the 2021 Plan. Any interpretation or determination by the Compensation Committee under the 2021 Plan will be final and conclusive. The Compensation Committee may delegate all or any part of its authority under the 2021 Plan to any subcommittee thereof, and, to the extent permitted by law, may delegate its administrative duties or powers to one or more of our officers, agents or advisors. The 2021 Plan is expected to be effective prior to the completion of this offering. However, no awards will be made under the 2021 Plan prior to the completion of this offering.

Shares Available for Awards under the 2021 Plan. Subject to adjustment as described in the 2021 Plan and the share counting rules described below, the number of shares of our Class A common stock available for awards under the 2021 Plan shall be, in the aggregate,                  shares (the “Overall Share Limit”). The Overall Share Limit will be automatically increased on the first day of each fiscal year, beginning in                 and ending in                 , by an amount equal to the lesser of (a)                 % of the shares of our Class A common stock outstanding on the last day of the immediately preceding fiscal year and (b) such smaller number of shares as determined by our board of directors. Such shares may be shares of original issuance or treasury shares or a combination of the two.

Share Counting. The aggregate number of shares of our Class A common stock available to be awarded under the 2021 Plan will be reduced by one share of our Class A common stock for every one share subject to an award granted under the 2021 Plan.

The following shares of our Class A common stock will be added (or added back, as applicable) to the aggregate number of shares available under the 2021 Plan: (1) shares subject to an award that is cancelled or forfeited, expires, is settled for cash, or is unearned (in whole or in part); (2) shares withheld by us, tendered or otherwise used in payment of the exercise price of a stock option granted under the 2021 Plan; (3) shares withheld by us, tendered or otherwise used to satisfy a tax withholding obligation with respect to awards; provided that with respect to restricted stock, this provision will only be in effect until the ten year anniversary of the date the 2021 Plan is approved by our equityholders; and (4) shares subject to a share-settled appreciation right granted under the 2021 Plan that are not actually issued in connection with the settlement of such appreciation right. Shares reacquired by the Company in the open market or otherwise using cash proceeds from the exercise of stock options will not be added (or added back, as applicable) to the aggregate number of shares of Class A common stock available under the 2021 Plan. In addition, if under the 2021 Plan a participant has elected to give up the right to receive cash compensation in exchange for shares of our Class A common stock based on fair market value, such shares will not count against the aggregate number of shares available under the 2021 Plan.

Shares of our Class A common stock issued or transferred pursuant to awards granted under the 2021 Plan in substitution for or in conversion of, or in connection with the assumption of, awards held by awardees of an entity engaging in a corporate acquisition or merger with us or any of our subsidiaries (“Substitute Awards”) will not count against the share limits under the 2021 Plan, except as otherwise provided in the 2021 Plan. Additionally, shares of our Class A common stock available under certain plans that we or our subsidiaries may assume in connection with corporate transactions from another entity may be available for certain awards under the 2021 Plan, but will not count against the share limits under the 2021 Plan.

Subject to adjustment as provided in the 2021 Plan, the aggregate number of shares of our Class A common stock actually issued or transferred by the Company upon the exercise of Incentive Stock Options (as defined below) will not exceed                  shares of Common Stock (the “ISO Limit”).

Non-Employee Director Compensation Limit. No non-employee member of our board of directors in any one calendar year will be granted compensation for such service having an aggregate maximum value (measured at the date of grant, as applicable, and calculating the value of any awards based on the grant date fair value for financial reporting purposes) in excess of $                  .

Types of Awards Under the 2021 Plan. Pursuant to the 2021 Plan, we may grant stock options (including stock options intended to qualify as “incentive stock options” under Section 422 of the Code (“Incentive Stock Options”)), appreciation rights, restricted stock, restricted stock units, performance shares, performance units, cash incentive awards, and certain other awards based on or related to shares of our Class A common stock.

Each grant of an award under the 2021 Plan will be evidenced by an agreement, certificate, resolution or other form of writing or other evidence approved by the Compensation Committee (an “Evidence of Award”), which will contain such terms and provisions as the Compensation Committee may determine, consistent with the 2021 Plan. Those terms and provisions include the number of shares of our Class A common stock subject to each award, vesting terms, and provisions that apply upon events such as retirement, death, disability or termination of service of a participant or in the event of a change in control. A brief description of the types of awards which may be granted under the 2021 Plan is set forth below.

Stock Options. Stock options granted under the 2021 Plan may be either Incentive Stock Options or non-qualified stock options. Incentive Stock Options may only be granted to employees. Except with respect to Substitute Awards, stock options must have an exercise price per share that is not less than the fair market value of a share of our Class A common stock on the date of grant. The term of a stock option may not extend more than ten years after the date of grant. Each grant will specify the form of consideration to be paid in satisfaction of the exercise price. Stock options under the 2021 Plan may not provide for dividends or dividend equivalents.

Appreciation Rights. The 2021 Plan provides for the grant of appreciation rights. An appreciation right is a right to receive from us an amount equal to 100%, or such lesser percentage as the Compensation Committee may determine, of the spread between the base price of the appreciation right and the fair market value of shares of our Class A common stock at the time of exercise. An appreciation right may be paid in cash, shares of our Class A common stock or any combination of the two. Except with respect to Substitute Awards, the base price of an appreciation right may not be less than the fair market value of a share of our Class A common stock on the date of grant. The term of an appreciation right may not extend more than ten years from the date of grant. Appreciation rights under the 2021 Plan may not provide for dividends or dividend equivalents.

Restricted Stock. Restricted stock constitutes an immediate transfer of the ownership of shares of our Class A common stock to the participant in consideration of the performance of services, entitling such participant to dividend, voting and other ownership rights, subject to the substantial risk of forfeiture and restrictions on transfer determined by the Compensation Committee for a period of time determined by the Compensation Committee or until certain management objectives specified by the Compensation Committee are achieved. Each such grant or sale of restricted stock may be made without additional consideration or in consideration of a payment by the participant that is less than the fair market value per share of our Class A common stock on the date of grant. Any grant of restricted stock may specify the treatment of dividends or distributions paid on restricted stock that remains subject to a substantial risk of forfeiture. However, dividends or other distributions on restricted stock with restrictions that lapse as a result of the achievement of management objectives will be deferred until and paid contingent upon the achievement of the applicable management objectives.

Restricted Stock Units. Restricted stock units awarded under the 2021 Plan constitute an agreement by us to deliver shares of our Class A common stock, cash, or a combination of the two, to the participant in the future in consideration of the performance of services, but subject to the fulfillment of such conditions (which may include achievement regarding management objectives) during the restriction period applicable to such restricted stock units as the Compensation Committee may specify. Each grant or sale of restricted stock units may be made without additional consideration or in consideration of a payment by the participant that is less than the fair market value of shares of our Class A common stock on the date of grant. During the restriction period applicable to such restricted stock units, the participant will have no right to transfer any rights under the award and will have no rights of ownership in the shares of our Class A common stock underlying the restricted stock units and no right to vote them. Rights to dividend equivalents may be extended to and made part of any restricted stock unit award at the discretion of and on the terms determined by the Compensation Committee. However, dividend equivalents or other distributions on the Class A common stock underlying restricted stock units with restrictions that lapse as a result of the achievement of management objectives will be deferred until and paid contingent upon achievement of the applicable management objectives.

Cash Incentive Awards, Performance Shares, and Performance Units. Performance shares, performance units and cash incentive awards may also be granted to participants under the 2021 Plan. A performance share is a bookkeeping entry that records the equivalent of one share of our Class A common stock, and a performance unit is a bookkeeping entry that records a unit equivalent to $1.00 or such other value as determined by the Compensation Committee. Each grant will specify the number or amount of performance shares or performance units, or the amount payable with respect to cash incentive awards, being awarded, which number or amount may be subject to adjustment to reflect changes in compensation or other factors. These awards, when granted under the 2021 Plan, will specify management objectives regarding the earning of the awards. Each grant will specify the time and manner of payment of cash incentive awards, performance shares or performance units that have been earned. Any grant of performance shares or performance units may provide for the payment of dividend equivalents in cash or in additional shares of our Class A common stock, which dividend equivalents will be subject to deferral and payment on a contingent basis based on the participant’s earning and vesting of the awards with respect to which the dividend equivalents are paid.

Other Awards. The Compensation Committee may grant shares of Class A common stock or such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of our Class A common stock or factors that may influence the value of such shares of our Class A common stock, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of our Class A common stock, purchase rights for shares of our Class A common stock, awards with value and payment contingent upon our performance or performance of specified subsidiaries, affiliates or other business units or any other factors designated by the Compensation Committee, and awards valued by reference to the book value of the shares of our Class A common stock or the value of securities of, or the performance of our subsidiaries, affiliates or other business units (which we refer to collectively as “Other Awards”). Cash awards, as an element of or supplement to any other award granted under the 2021 Plan, may also be granted as Other Awards. The Compensation Committee may, at or after the date of grant, authorize the payment of dividends or dividend equivalents on Other Awards on either a current or deferred or contingent basis, either in cash or in additional shares of our Class A common stock.

Management Objectives. Awards under the 2021 Plan may be subject to management objectives. The management objectives applicable to an award under the 2021 Plan (if any) will be determined by the

Compensation Committee, and may be based on one or more, or a combination, of metrics under the following categories or such other metrics as may be determined by the Compensation Committee (including relative or growth achievement regarding such metrics): (1) Profits (e.g., gross profit, gross profit growth, operating income, earnings before or after deduction for all or any portion of interest, taxes, depreciation or amortization, net income (before or after taxes), EBIT margin, consolidated net income, net earnings, net sales, cost of sales, basic or diluted earnings per share (before or after taxes), residual or economic earnings, net operating profit (before or after taxes), or economic profit); (2) Cash Flow (e.g., actual or adjusted earnings before or after interest, taxes, depreciation and/or amortization (including EBIT and EBITDA), free cash flow, free cash flow with or without specific capital expenditure target or range, including or excluding divestments and/or acquisitions, operating cash flow, total cash flow, cash flow in excess of cost of capital or residual cash flow, or cash flow return on investment); (3) Returns (e.g., profits or cash flow returns on: assets, investment, capital, invested capital, net capital employed, equity, or sales); (4) Working Capital (e.g., working capital targets, working capital divided by sales, days’ sales outstanding, days’ sales inventory, or days’ sales in payables); (5) Profit Margins (e.g., profits divided by revenues or gross margins and material margins divided by revenues); (6) Liquidity Measures (e.g., debt-to-capital, debt-to-EBITDA, or total debt ratio); (7) Sales Growth, Gross Margin Growth, Cost Initiative and Stock Price Metrics (e.g., revenue, net revenue, revenue growth, net revenue growth, revenue growth outside the United States, gross margin and gross margin growth, material margin and material margin growth, stock price appreciation, total return to stockholders, sales and administrative costs divided by sales, or sales and administrative costs divided by profits); and (8) Strategic Initiative Key Deliverable Metrics consisting of one or more of the following: product development, strategic partnering, research and development, vitality index, market penetration, market share, geographic business expansion goals, expense targets or cost reduction goals, general and administrative expense savings, selling, general and administrative expenses, objective measures of client/customer satisfaction, employee satisfaction, employee retention, management of employment practices and employee benefits, supervision of litigation and information technology, productivity ratios, economic value added (or another measure of profitability that considers the cost of capital employed), product quality, sales of new products, or goals relating to acquisitions or divestitures of subsidiaries, affiliates and joint ventures.

If the Compensation Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances render the management objectives unsuitable, the Compensation Committee may in its discretion modify such management objectives or the goals or actual levels of achievement regarding the management objectives, in whole or in part, as the Compensation Committee deems appropriate and equitable.

Adjustments; Corporate Transactions. The Compensation Committee will make or provide for such adjustments in the: (1) number and kind of shares of our Class A common stock covered by outstanding stock options, appreciation rights, restricted stock, restricted stock units, performance shares and performance units granted under the 2021 Plan; (2) if applicable, number and kind of shares of our Class A common stock covered by other awards granted pursuant to the 2021 Plan; (3) exercise price or base price provided in outstanding stock options and appreciation rights; (4) cash incentive awards; and (5) other award terms, as the Compensation Committee determines to be equitably required in order to prevent dilution or enlargement of the rights of participants that otherwise would result from (a) any extraordinary cash dividend, stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company, (b) any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or (c) any other corporate transaction or event having an effect similar to any of the foregoing.

In the event of any such transaction or event or in the event of a change in control, the Compensation Committee may provide in substitution for any or all outstanding awards under the 2021 Plan such alternative consideration (including cash), if any, as it, in good faith, may determine to be equitable in the circumstances and shall require in connection therewith the surrender of all awards so replaced in a manner that complies with Section 409A of the Code. In addition, for each stock option or appreciation right with an exercise price or base price, respectively, greater than the consideration offered in connection with any such transaction or event or change in control, the Compensation Committee may in its discretion elect to cancel such stock option or appreciation right without any payment to the person holding such stock option or appreciation right. The Compensation Committee shall also make or provide for such adjustments in the number of shares available for issuance under the 2021 Plan and the share limits of the 2021 Plan as the Compensation Committee determines is appropriate to reflect any such transaction or event. However, any adjustment to the limit on the number of shares of our Class A common stock that may be issued upon exercise of Incentive Stock Options will be made only if and to the extent such adjustment would not cause any stock option intended to qualify as an Incentive Stock Option to fail to so qualify.

Transferability of Awards. Except as otherwise provided by the Compensation Committee or the terms of the 2021 Plan, no award made under the 2021 Plan may be transferred by a participant except by will or the laws of descent and distribution. In no event will any award granted under the 2021 Plan be transferred for value.

Amendment and Termination of the 2021 Plan. Our board of directors generally may amend the 2021 Plan from time to time in whole or in part. However, if any amendment, for purposes of applicable stock exchange rules and except as permitted under the adjustment provisions of the 2021 Plan, (1) would materially increase the benefits accruing to participants under the 2021 Plan, (2) would materially increase the number of securities which may be issued under the 2021 Plan, (3) would materially modify the requirements for participation in the 2021 Plan, or (4) must otherwise be approved by our stockholders in order to comply with applicable law or the rules of NYSE or the applicable national securities exchange upon which our shares of Class A common stock are traded or quoted, all as determined by our board of directors, then such amendment will be subject to stockholder approval and will not be effective unless and until such approval has been obtained.

Our board of directors may, in its discretion, terminate the 2021 Plan at any time. Termination of the 2021 Plan will not affect the rights of participants or their successors under any awards outstanding and not exercised in full on the date of termination. No grant will be made under the 2021 Plan on or after the tenth anniversary of the effective date of the 2021 Plan, but all grants made prior to such date will continue in effect thereafter subject to their terms and the terms of the 2021 Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for executive officers and directors which are described elsewhere in this prospectus, the following is a summary of transactions since January 1, 2020 in which we participated or will participate, and in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of any class of our voting stock, or any immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Corporate Reorganization

In connection with the Corporate Reorganization described elsewhere in this prospectus, and pursuant to the merger of Merger Sub with and into Guardian Pharmacy, LLC, each then outstanding Common Unit of Guardian Pharmacy, LLC will be converted into (i) one share of Class B common stock of Guardian Inc. and (ii) the right to receive $             in cash (without interest), which we collectively refer to as the Merger Consideration. As holders of Common Units immediately prior to the Corporate Reorganization, certain of our executive officers and directors, and securityholders beneficially owning more than five percent of our voting securities will be entitled to their applicable portions of Merger Consideration, including the following Merger Consideration Cash Payment amounts: Mr. Burke, $                 ; Mr. Morris, $                 ; Mr. Forbes, $                 ; Mr. Ackerman, $                 ; Mr. Bindley, $                 ; Mr. Salentine, $                 ; Bindley Capital Partners I, LLC, $                 ; Cardinal Equity Fund LP, $                 ; and Pharmacy Investors, LLC, $                 . For more information, see “Corporate Reorganization.”

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Policies and Procedures for Related Party Transactions

Our board of directors expects to adopt a written related-party transaction policy, to be effective upon the completion of this offering, setting forth the policies and procedures for the review and approval or ratification of transactions involving us and “related persons.” For the purposes of this policy, “related persons” will include our executive officers, directors, director nominees, and their immediate family members, and stockholders owning five percent or more of any class of our outstanding common stock and their immediate family members.

The policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s-length transaction with an unrelated party and the extent of the related person’s interest in the transaction. All related-party transactions may only be consummated if our audit committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy. Any member of the audit committee who is a related person with respect to a transaction under review will not be permitted to participate in the deliberations or vote regarding approval or ratification of the transaction. Such director may be counted, however, in determining the presence of a quorum at a meeting of the audit committee that considers the transaction. All of the transactions described in this section occurred prior to the adoption of the policy.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth information regarding the beneficial ownership of shares of our Class A common stock and Class B common stock as of                  , 2021 for:

•	each person known by us to own beneficially more than 5% of any class of our common stock;

•	each of our named executive officers and directors individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership information is presented on the following bases:

•	after giving effect to the Corporate Reorganization (as described under “Corporate Reorganization”), but prior to the completion of this offering;

•	after giving effect to the Corporate Reorganization described above, plus the issuance and sale of shares of Class A common stock by us in this offering; and

•

after giving effect to the Corporate Reorganization and the issuance and sale described above, plus the issuance and sale of                additional shares of Class A common stock by us pursuant to the underwriters’ option to purchase additional shares in this offering.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Accordingly, if an individual or entity is a member of a “group” which has agreed to act together for the purpose of acquiring, holding, voting or disposing of such securities, such individual or entity is deemed to be the beneficial owner of such securities held by all members of the group. Further, if an individual or entity has or shares the power to vote or dispose of such securities held by another entity, beneficial ownership of such securities held by such entity may be attributed to such other individuals or entities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws.

Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o Guardian Pharmacy Services, Inc., 171 17th Street NW, Suite 1400, Atlanta, Georgia 30363.

	Class A Common Stock(a)						Class B Common Stock(a)						Combined Voting Power(a)
	Shares Before Offering		Shares After Offering		Shares After Offering, Including Full Option Exercise		Shares Before Offering		Shares After Offering		Shares After Offering, Including Full Option Exercise		% of Combined Voting Power Before Offering	% of Combined Voting Power After Offering	% of Combined Voting Power After Offering, Including Full Option Exercise
Name of Beneficial Owner	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%
5% Stockholders
Bindley Capital Partners I, LLC(b)(c)	—	—	—	—	—	—
Cardinal Equity Fund LP(d)(e)	—	—	—	—	—	—
Pharmacy Investors, LLC(d)(f)	—	—	—	—	—	—

NEOs and Directors
Fred Burke	—	—	—	—	—	—
David Morris	—	—	—	—	—	—
Kendall Forbes	—	—	—	—	—	—
John Ackerman(d)	—	—	—	—	—	—
William Bindley(b)	—	—	—	—	—	—
Steve Cosler	—	—	—	—	—	—
Mary Sue Patchett	—	—	—	—	—	—
Thomas Salentine, Jr.(b)	—	—	—	—	—	—

All executive officers and directors as a group (8 persons)	—	—	—	—	—	—

*	Represents less than 1%.
(a)

Our Class A common stock entitles holders thereof to one vote per share, and our Class B common stock initially entitles holders thereof to one vote per share, voting together as a single class. See “Description of Capital Stock—Common Stock.”

(b)

Mr. Bindley and Mr. Salentine, Jr. share investment power over the shares beneficially owned by Bindley Capital Partners I, LLC by virtue of their positions as members and officers of Bindley Capital Partners, LLC, the manager of Bindley Capital Partners I, LLC.

(c)	Bindley Capital Partners I, LLC’s address is 8909 Purdue Road, Suite 500, Indianapolis, Indiana 46268.
(d)

Mr. Ackerman shares investment power over              shares of Class B common stock and              shares of Class B common stock beneficially owned by Cardinal Equity Fund LP and Pharmacy Investors, LLC, respectively, by virtue of his position as Managing Director of Cardinal Equity Partners LLC, the general partner of Cardinal Equity Fund LP, and as a Manager of Pharmacy Investors, LLC.

(e)	Cardinal Equity Fund LP’s address is 8801 River Crossing Boulevard, Suite 320, Indianapolis, Indiana 46240.
(f)	Pharmacy Investors, LLC’s address is 8801 River Crossing Boulevard, Suite 320, Indianapolis, Indiana 46240.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of, and is qualified in its entirety by, our certificate of incorporation and bylaws, as each will be in effect upon the consummation of this offering, and the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. Because this is only a summary, it may not contain all the information that is important to you. Under “Description of Capital Stock,” “we,” “us,” “our” and the “Company” refer to Guardian Pharmacy Services, Inc. and not to any of its subsidiaries.

General

Upon the consummation of this offering, our authorized capital stock will consist of                  shares of Class A common stock, par value $0.001 per share,                 shares of Class B common stock, par value $0.001 per share and                 shares of preferred stock, par value $0.001 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

After giving effect to the Corporate Reorganization and the issuance of                 shares of Class A common stock in this offering and assuming no exercise of the underwriters’ option to purchase additional shares, there will be outstanding:

•	shares of our Class A common stock;

•	shares of our Class B common stock; and

•	no shares of our preferred stock.

Common Stock

We will have two classes of common stock: Class A common stock, which has one vote per share, and Class B common stock, which has one vote per share. The Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of stockholders (including the election of directors), except as otherwise required by applicable law and except in connection with amendments to our certificate of incorporation that increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of either class so as to affect the holders of such shares adversely.

Voting

Holders of shares of our Class A common stock and Class B common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our Class A common stock and Class B common stock do not have cumulative voting rights in the election of directors.

Dividends

Holders of shares of our Class A common stock and Class B common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Liquidation

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock and Class B common stock will be entitled to receive pro rata our remaining assets available for distribution.

Full Paid and Non-Assessable

All shares of our Class A common stock and Class B common stock that will be outstanding at the time of the consummation of the offering will be fully paid and non-assessable. The Class A common stock and Class B common stock will not be subject to further calls or assessments by us.

Rights and Preferences

Holders of shares of our Class A common stock do not have preemptive, conversion, subscription or redemption rights. Holders of shares of our Class B common stock do not have preemptive, subscription or redemption rights. Shares of our Class B common stock are convertible into shares of our Class A common stock as described below under “—Transfer Restrictions and Conversion of Class B Common Stock.”

There will be no redemption or sinking fund provisions applicable to the Class A common stock or Class B common stock. The rights powers, preferences and privileges of our Class A common stock and Class B common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Transfer Restrictions and Conversion of Class B Common Stock

Shares of Class B common stock may not be transferred by the holder thereof, unless such transfer is a “Permitted Transfer.” We refer to a transferee of shares of Class B common stock received in a Permitted Transfer as a “Permitted Transferee.” In accordance with our certificate of incorporation, a “Permitted Transfer” generally will include any transfer of Class B common stock (i) approved in advance by our board of directors; (ii) to a family member of the holder; (iii) to certain entities owned by the holder or certain trusts (each, a “Permitted Entity”); (iv) upon a holder’s death by will, intestate succession or operation of law; or (v) by a Permitted Entity to a family member of the holder or any other Permitted Entity of the holder.

As provided in our certificate of incorporation, with respect to each holder of Class B common stock immediately following the consummation of this offering (and any subsequent Permitted Transferee) (a “Qualified Stockholder”), such holder’s shares of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis as follows. We refer to the date of the consummation of this offering below as the “IPO Date.”

a)

on the six-month anniversary of the IPO Date, one-fifth (1/5) of each Qualified Stockholder’s shares of Class B common stock as of such date will automatically convert into an equal number of shares of Class A common stock;

b)

on the anniversary of the IPO Date, one-fourth (1/4) of each Qualified Stockholder’s shares of Class B common stock as of such date will automatically convert into an equal number of shares of Class A common stock;

c)

on the 18-month anniversary of the IPO Date, one-third (1/3) of each Qualified Stockholder’s shares of Class B common stock as of such date will automatically convert into an equal number of shares of Class A common stock;

d)

on the second anniversary of the IPO Date, one-half (1/2) of each Qualified Stockholder’s shares of Class B common stock as of such date will automatically convert into an equal number of shares of Class A common stock; and

e)

on the 30-month anniversary of the IPO Date (the “Final Conversion Date”), all issued and outstanding shares of Class B common stock will automatically convert into an equal number of shares of Class A common stock.

If the conversion of any shares of Class B common stock would result in the conversion of any fractional share, the number of shares so converted will be rounded down to the nearest whole number. Notwithstanding the foregoing conversion terms, our board of directors may accelerate the conversion of all or any portion of Class B common stock to earlier times (subject to certain exceptions), including to permit participation of holders of Class B common stock in underwritten secondary public offerings or for any other reason.

Following the Final Conversion Date, the reissuance of shares of Class B common stock will be prohibited.

Preferred Stock

No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our Class A common stock or Class B common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption or repurchase rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our Class A common stock might receive a premium over the market price of the shares of our Class A common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Annual Stockholders Meetings

Our bylaws will provide that annual stockholder meetings will be held at a date, time and place, if any, as selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law

Our certificate of incorporation and bylaws will contain, and the DGCL contains, provisions that are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. These provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Class A common stock held by stockholders. See “Risk Factors—Our certificate of incorporation and bylaws and provisions of Delaware law may discourage or prevent strategic transactions, including a takeover of our company, even if such a transaction would be beneficial to our stockholders.”

Authorized but Unissued Capital Stock

The authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of NYSE. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Business Combinations

We will be governed by Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who purchases more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions apply even if the business combination could be considered beneficial by some stockholders and may have the effect of delaying, deferring or preventing a change in control.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

Our certificate of incorporation and bylaws will provide that special meetings of our stockholders may be called at any time only by or at the direction of a majority of the total number of authorized directors or the chairman of the board of directors. Our certificate of incorporation and bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers, or changes in control or management of the Company.

Stockholder Proposals and Director Nominations

Our bylaws will establish advance notice procedures with respect to stockholder proposals and stockholders’ nomination of candidates for election as directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. Our bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings that may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Stockholder Action by Written Consent

Our certificate of incorporation will provide that so long as we are a “controlled company” within the meaning of NYSE rules, any action required or permitted to be taken by our stockholders may be effected by written consent. Our certificate of incorporation will provide that, after we cease to be a “controlled company,” our stockholders may not take action by written consent but may only take action at annual or special meetings of our stockholders. This provision may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Choice of Forum

Unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be, to the fullest extent permitted by law, the sole and exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, or other employees to us or to our stockholders; any action asserting a claim against us arising pursuant to the DGCL or our certificate of incorporation or bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

In addition, unless we consent to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, we believe such forum selection provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act.

Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty or other act or omission as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of the director’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, or for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation will generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions to be included in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Indemnification Agreements

We intend to enter into an indemnification agreement with each of our directors and executive officers as described in “Certain Relationships and Related Person Transactions—Indemnification Agreements.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our Class A common stock and Class B common stock will be Computershare Trust Company.

Listing

We have applied to list our Class A common stock on NYSE under the symbol “GRDN.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. No prediction is made as to the effect, if any, future sales of shares, or the availability for future sales of shares, will have on the market price of our Class A common stock prevailing from time to time. The sale of substantial amounts of our Class A common stock in the public market, or the anticipation that such sales could occur, could harm the prevailing market price of our Class A common stock.

Upon consummation of this offering and after giving effect to the Corporate Reorganization, we will have outstanding                 shares of Class A common stock (or                 shares of Class A common stock if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full) and                 shares of Class B common stock. The shares of Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares of Class A common stock held by our “affiliates,” as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below. The Class B common stock is subject to transfer restrictions until the shares are converted into Class A common stock at scheduled intervals over the 30 months following the date of this offering. In addition our board of directors may accelerate the conversion of all or any portion of Class B common stock into Class A common stock, subject to certain exceptions.

Lock-Up of Our Class A Common Stock

We and all of our directors and officers and certain of our other existing stockholders, who will hold     % in the aggregate of our outstanding common stock after the completion of this offering, have agreed with the underwriters, subject to certain exceptions, not to (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock; (ii) file any registration statement with the SEC relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of BofA Securities, Inc. Our lock-up agreement will provide for certain exceptions. See “Underwriting.”

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an “affiliate” of ours at any time during the three months preceding a sale, and who has held restricted securities (within the meaning of Rule 144) for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those securities, subject only to the availability of current public information about us. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly, through one or more intermediaries, controls, or is under common control with the issuer. A non-affiliated person who has held restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those securities without regard to the provisions of Rule 144.

A person (or persons whose securities are aggregated) who is deemed to be an affiliate of ours and who has held restricted securities (within the meaning of Rule 144) for at least six months would be entitled to sell within any three-month period a number of securities that does not exceed the greater of one percent of the then outstanding shares of securities of such class or the average weekly trading volume of securities of such class during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us (which requires that we are current in our periodic reports under the Exchange Act).

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A common stock by a Non-U.S. Holder (as defined below) that holds our Class A common stock as a capital asset (generally, property held for investment). This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Department regulations promulgated thereunder (“Regulations”), judicial decisions, administrative pronouncements and other relevant applicable authorities, all as currently in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect).

This discussion does not address all U.S. federal income tax considerations that may be applicable to Non-U.S. Holders in light of their particular circumstances or Non-U.S. Holders subject to special treatment under U.S. federal income tax law, such as:

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	certain former citizens or residents of the United States;

•	persons that elect to mark their securities to market;

•	partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes and investors therein;

•	persons holding our Class A common stock as part of a straddle, hedge, conversion or other integrated transaction;

•	persons who acquired shares of our Class A common stock as compensation or otherwise in connection with the performance of services;

•	controlled foreign corporations;

•	passive foreign investment companies; and

•	tax-exempt organizations.

In addition, this discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, alternative minimum tax or Medicare contribution tax considerations. Non-U.S. Holders should consult their tax advisors regarding the particular tax considerations to them of owning and disposing of our Class A common stock.

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions, or (ii) that has otherwise validly elected to be treated as a U.S. person under the applicable Regulations.

If a partnership (or other entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner or beneficial owner of the entity will generally depend on the status of the owner and the activities of the entity. Partners in a partnership (or beneficial owners of another entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) should consult their tax advisors regarding the tax considerations of an investment in our Class A common stock.

Distributions on Our Class A Common Stock

As discussed under the section titled “Dividend Policy,” we do not currently anticipate paying cash dividends to our Class A common stockholders. In the event that we do make distributions of cash or property (other than certain stock distributions) with respect to our Class A common stock (or that we engage in certain redemptions that are treated as distributions with respect to Cass A common stock), any such distributions generally will be treated as dividends to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If a distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), the excess will be treated first as a tax-free return of capital to the extent of a Non-U.S. Holder’s adjusted tax basis in our Class A common stock and thereafter as capital gain from the sale, exchange or other taxable disposition of our Class A common stock, with the tax treatment described below in “—Sale, Exchange or Other Disposition of Our Class A Common Stock.”

Subject to the discussions below under “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act Withholding Taxes,” distributions treated as dividends paid on our Class A common stock to a Non-U.S. Holder will generally be subject to U.S. federal withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a Non-U.S. Holder will generally be required to (i) provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or any appropriate successor or replacement forms), as applicable, certifying that it is not a U.S. person as defined under the Code and that it is entitled to benefits under the treaty or (ii) if such Non-U.S. Holder’s Class A common stock is held through certain foreign intermediaries or foreign partnerships, satisfy the relevant certification requirements of applicable Treasury regulations. A Non-U.S. Holder that does not timely furnish the required documentation but that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Subject to the discussions below under “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act Withholding Taxes,” no amounts in respect of U.S. federal withholding tax will be withheld from dividends paid to a Non-U.S. Holder if the dividends are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States) and the Non-U.S. Holder provides a properly executed IRS Form W-8ECI or other applicable or successor form. Instead, the effectively connected dividends will generally be subject to regular U.S. income tax on a net income basis as if the Non-U.S. Holder were a U.S. person as defined under the Code. A Non-U.S. Holder that is a treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).

Sale, Exchange or Other Disposition of Our Class A Common Stock

Subject to the discussions below under “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act Withholding Taxes,” a Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale, exchange or other disposition of our Class A common stock unless:

•

such gain is effectively connected with a trade or business conducted by such Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States), in which case such gain will generally be subject to U.S. federal income tax in the same manner as effectively connected dividend income as described above;

•

such Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case such gain will generally be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate), which gain may be offset by certain U.S.-source capital losses even though the individual is not considered a resident of the United States, provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

we are or become a United States real property holding corporation (as defined in section 897(c) of the Code, a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, and either (i) our Class A common stock is not regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs, or (ii) the Non-U.S. Holder has owned or is deemed to have owned, at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, more than 5% of our Class A common stock.

Although there can be no assurance in this regard, we believe that we are not a USRPHC and we do not anticipate becoming a USRPHC for U.S. federal income tax purposes.

Backup Withholding and Information Reporting

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided a Non-U.S. Holder either certifies to such Non-U.S. Holder’s non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our Class A common stock paid to a Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above or a Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to tax authorities in a Non-U.S. Holder’s country of residence, establishment, or organization.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules maybe allowed as a refund or credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act Withholding Taxes

Certain rules may require withholding at a rate of 30% on dividends in respect of, and (subject to the proposed Regulations discussed below) the gross proceeds from the sale or other disposition of, our Class A common stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the Treasury Department to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments or (ii) complies with an intergovernmental agreement between the United States and an applicable foreign country to report such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our Class A common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and (subject to the proposed Regulations discussed below) the gross proceeds from the sale or other disposition of, our Class A common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we or the applicable withholding agent will in turn provide to the Treasury Department. The Treasury Department has released proposed Regulations which, if finalized in their present form, would eliminate the application of this regime with respect to payments of gross proceeds (but not dividends). Pursuant to these proposed Regulations, we and any other applicable withholding agent may (but are not required to) rely on this proposed change to Foreign Account Tax Compliance Act withholding until final regulations are issued or until such proposed regulations are rescinded. We will not pay any amounts to holders in respect of any amounts withheld. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in our Class A common stock.

UNDERWRITING

BofA Securities, Inc. and Morgan Stanley & Co. LLC are acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of Class A common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.
Morgan Stanley & Co. LLC
Raymond James
Truist Securities, Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $                and are payable by us.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and certain of our other existing security holders have agreed not to sell or transfer any Class A common stock or securities convertible into, exchangeable for, exercisable for, or repayable with Class A common stock, for 180 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc. and Morgan Stanley & Co. LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any Class A common stock,

•	sell any option or contract to purchase any Class A common stock,

•	purchase any option or contract to sell any Class A common stock,

•	grant any option, right or warrant for the sale of any Class A common stock,

•	lend or otherwise dispose of or transfer any Class A common stock,

•	request or demand that we file or make a confidential submission of a registration statement related to the Class A common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Class A common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to Class A common stock and to securities convertible into or exchangeable or exercisable for or repayable with Class A common stock. It also applies to Class A common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NYSE Listing

We expect the shares to be approved for listing on NYSE, subject to notice of issuance, under the symbol “GRDN.”

Before this offering, there has been no public market for our Class A common stock. The public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Class A common stock. However, the representatives may engage in transactions that stabilize the price of the Class A common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our Class A common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

a.	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

c.	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of common stock shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State (other than a Relevant State where there is a Permitted Public Offer) who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the Representatives has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

In connection with the offering, the underwriters are not acting for anyone other than the Company and will not be responsible to anyone other than the Company for providing the protections afforded to their clients nor for providing advice in relation to the offering.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom (“UK”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in the UK prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of shares of common stock may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

a.	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

c.	at any time in other circumstances falling within section 86 of the FSMA,

provided that no such offer of shares of common stock shall require the Issuer or any Representative to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the UK who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the Representatives that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the Representatives has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.

In connection with the offering, the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The common stock has not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The common stock has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the common stock was not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common stock is subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law; or

(d)	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the issuance of the shares of Class A common stock offered hereby will be passed upon for us by Jones Day, Atlanta, Georgia. McDermott Will & Emery LLP, San Francisco, California is acting as counsel for the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Guardian Pharmacy, LLC and subsidiaries at December 31, 2019 and 2020, and for each of the three years in the period ended December 31, 2020, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our Class A common stock. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules. You can find further information about us in the registration statement and its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may inspect these reports and other information without charge at the SEC’s website (http://www.sec.gov).

Upon the completion of the offering, we will become subject to the informational requirements of the Exchange Act, as amended, and will be required to file periodic current reports, proxy statements and other information with the SEC. You will be able to inspect this material without charge at the SEC’s website.

In addition, following the completion of this offering, we will make the information filed with or furnished to the SEC available free of charge through our website at www.guardianpharmacy.net as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not part of this prospectus.

GUARDIAN PHARMACY, LLC AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Managers of Guardian Pharmacy, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Guardian Pharmacy, LLC and subsidiaries (the Company) as of December 31, 2019 and 2020, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standards

As discussed in Note 6 to the consolidated financial statements, the Company changed its method of accounting for leases in 2020 due to the adoption of ASC 842, Leases (ASC 842).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2016.

Atlanta, Georgia

March 31, 2021

Guardian Pharmacy, LLC and Subsidiaries

Consolidated Balance Sheets

(In Thousands)

	December 31,
	2019	2020
Assets
Current assets:
Cash and cash equivalents	$275	$6,449
Trade accounts receivable, net of allowance for doubtful accounts of $4,815 and $4,038 as of December 31, 2019 and 2020, respectively	50,914	45,779
Rebates receivable	3,299	2,894
Inventories	30,939	31,925
Prepaid expenses and other current assets	4,147	6,772
Current assets classified as held for sale	508	—

Total current assets	90,082	93,819

Property and equipment, net	35,405	33,054
Goodwill	46,325	52,454
Customer lists, net	17,281	15,851
Other intangible assets, net	3,412	3,259
Operating lease right-of-use assets	—	18,925
Other assets	519	505
Non-current assets classified as held for sale	3,491	—

Total assets	$196,515	$217,867

Liabilities and equity
Current liabilities:
Accounts payable	$54,932	$53,411
Cash book overdraft	7,313	665
Accrued compensation	9,497	13,177
Other accrued liabilities	5,457	7,207
Line of credit	7,000	—
Notes payable, current portion	2,728	2,970
Finance leases, current portion	2,828	2,740
Operating leases, current portion	—	6,184
Current liabilities classified as held for sale	438	—

Total current liabilities	90,193	86,354
Notes payable, net of current portion	33,661	30,740
Finance leases, net of current portion	3,588	2,611
Operating leases, net of current portion	—	12,929
Deferred compensation liability	525	525
Share-based compensation liability	11,084	14,292
Other liabilities	421	3,347

Total liabilities	139,472	150,798

Commitments and contingencies (see Note 8)
Equity:
Members’ equity	29,955	39,154
Accumulated other comprehensive loss	(630)	(676)

Total Guardian Pharmacy, LLC equity	29,325	38,478
Non-controlling interest	27,718	28,591

Total equity	57,043	67,069

Total liabilities and equity	$196,515	$217,867

See accompanying notes to consolidated financial statements.

Guardian Pharmacy, LLC and Subsidiaries

Consolidated Statements of Income

(In Thousands, except share and per share data)

	Year Ended December 31,
	2018	2019	2020
Revenues	$600,365	$698,287	$735,958
Cost of goods sold	477,331	554,826	588,958

Gross profit	123,034	143,461	147,000
Operating expenses:
Selling, general, and administrative	87,845	97,561	102,540
Acquisition related and other operating expenses	203	1,223	882
Depreciation and amortization	9,055	10,578	11,514

Total operating expenses	97,103	109,362	114,936

Operating income	25,931	34,099	32,064

Other expense:
Interest expense	1,900	2,251	2,156
Other expense, net	760	475	248

Total other expense	2,660	2,726	2,404

Net income	23,271	31,373	29,660
Less net income attributable to non-controlling interest	(8,593)	(9,628)	(9,717)

Net income attributable to Guardian Pharmacy, LLC	$14,678	$21,745	$19,943

Pro forma net income and per share information (unaudited)

Pro forma provision for income taxes		(7,536)	(7,615)

Pro forma net income		$14,209	$12,328

Pro forma basic and diluted net income per share

Pro forma weighted average shares outstanding-basic and diluted

See accompanying notes to consolidated financial statements.

Guardian Pharmacy, LLC and Subsidiaries

Consolidated Statements of Comprehensive Income

(In Thousands)

	Year Ended December 31,
	2018	2019	2020
Net income	$23,271	$31,373	$29,660
Other comprehensive loss:
Unrealized loss on cash flow hedge	(413)	(244)	(46)

Comprehensive income	22,858	31,129	29,614
Comprehensive income attributable to non-controlling interest	(8,593)	(9,628)	(9,717)

Comprehensive income attributable to Guardian Pharmacy, LLC	$14,265	$21,501	$19,897

See accompanying notes to consolidated financial statements.

Guardian Pharmacy, LLC and Subsidiaries

Consolidated Statements of Changes in Equity

(In Thousands)

	Members’ Equity	Members’ Preferred Return	Non-Controlling Interest	Accumulated Other Comprehensive Loss	Total Equity
Balance, December 31, 2017	$44,111	$11,708	$23,657	$27	$79,503
Contributions	—	—	2,192	—	2,192
Net income	13,065	1,613	8,593	—	23,271
Other comprehensive loss:
Unrealized loss on cash flow hedge	—	—	—	(413)	(413)
Distributions of unrecovered capital	(20,500)	—	—	—	(20,500)
Distributions of members’ preferred return	—	(5,081)	—	—	(5,081)
Distributions	(2,413)	—	(8,552)	—	(10,965)
Other	(232)	260	(28)	—	—

Balance, December 31, 2018	34,031	8,500	25,862	(386)	68,007
Contributions	—	—	758	—	758
Non-cash equity contributions	—	—	556	—	556
Net income	20,834	911	9,628	—	31,373
Other comprehensive loss:
Unrealized loss on cash flow hedge	—	—	—	(244)	(244)
Distributions of unrecovered capital	(20,145)	—	—	—	(20,145)
Distributions of members’ preferred return	—	(9,411)	—	—	(9,411)
Distributions	(4,765)	—	(9,086)	—	(13,851)

Balance, December 31, 2019	29,955	—	27,718	(630)	57,043
Contributions	—	—	1,805	—	1,805
Non-cash equity contributions	—	—	596	—	596
Net income	19,943	—	9,717	—	29,660
Other comprehensive loss:
Unrealized loss on cash flow hedge	—	—	—	(46)	(46)
Acquisition of non-controlling interest	72	—	(464)	—	(392)
Distributions	(10,816)	—	(10,781)	—	(21,597)

Balance, December 31, 2020	$39,154	$—	$28,591	$(676)	$67,069

See accompanying notes to consolidated financial statements

Guardian Pharmacy, LLC and Subsidiaries

Consolidated Statements of Cash Flows

(In Thousands)

	Year Ended December 31,
	2018	2019	2020
Operating activities
Net income	$23,271	$31,373	$29,660
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,134	15,850	17,258
Gain on disposition of business	(411)	—	—
Non-cash compensation cost	5,978	1,927	3,208
Provision for losses on trade accounts receivable	3,007	4,493	2,666
Fair value adjustment of contingent consideration	155	1,124	636
Loss on extinguishment of debt	167	—	—
Other	29	52	276
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(9,455)	(10,583)	3,174
Rebates receivable	670	(551)	405
Inventories	475	(3,048)	379
Cash book overdraft	(3,235)	6,657	(6,648)
Prepaid expenses and other current assets	(1,169)	(359)	(2,574)
Deferred compensation	(2,035)	—	—
Accounts payable	9,049	7,910	(1,949)
Accrued compensation	1,467	1,839	3,578
Other accrued liabilities	2,578	(524)	2,542

Net cash provided by operating activities	43,675	56,160	52,611

Investing activities
Purchases of property and equipment	(10,008)	(14,537)	(8,339)
Proceeds from disposition of business	641	—	—
Proceeds from note receivable	235	—	—
Payment for acquisitions	(11,325)	(2,070)	(4,382)
Other	(292)	16	545

Net cash used in investing activities	(20,749)	(16,591)	(12,176)

Financing activities
Borrowings from notes payable	40,000	—	—
Repayment of notes payable	(17,885)	(2,005)	(2,787)
Borrowings from line of credit	47,000	28,000	87,000
Repayment of line of credit	(50,500)	(21,000)	(94,000)
Principal payments on finance lease obligations	(2,589)	(2,697)	(3,585)
Fees paid related to financing activities	(438)	—	(94)
Payments related to acquisitions	(2,309)	(1,195)	(611)
Contributions from non-controlling interests	2,192	758	1,805
Acquisition of non-controlling interests	—	—	(392)
Distributions to non-controlling interests	(8,552)	(9,086)	(10,781)
Distributions of unrecovered capital	(20,500)	(20,145)	—
Preferred return distributions	(5,081)	(9,411)	—
Member distributions	(2,413)	(4,765)	(10,816)

Net cash used in financing activities	(21,075)	(41,546)	(34,261)

Net change in cash and cash equivalents	1,851	(1,977)	6,174
Cash and cash equivalents, beginning of year	401	2,252	275

Cash and cash equivalents, end of year	$2,252	$275	$6,449

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$1,826	$2,251	$2,076

Supplemental disclosure of non-cash investing and financing activities
Purchases of property and equipment through finance leases	$2,160	$1,686	$2.442

See accompanying notes to consolidated financial statements.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

1.	Description of Business and Summary of Significant Accounting Policies

Guardian Pharmacy, LLC (“Guardian”), an Indiana limited liability company, was formed on July 21, 2003. Guardian Pharmacy, LLC and its subsidiaries (collectively, the “Company”) is a leading long-term care pharmacy services company that facilitates the full lifecycle of pharmacy administration and associated consultative services for residents of long-term health care facilities. At December 31, 2020, the Company owned pharmacies operating in 19 states as follows: Alabama, Arizona, California, Florida, Georgia, Indiana, Iowa, Maine, Michigan, Minnesota, Missouri, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Texas, Virginia, and Wisconsin.

All long-lived assets were held in the United States as of December 31, 2019 and 2020. All revenues were generated in the United States during the years ended December 31, 2018, 2019 and 2020.

Principles of Consolidation

The Consolidated Financial Statements are prepared in conformity with the generally accepted accounting principles in the United States of America (“U.S. GAAP”).

The Consolidated Financial Statements of the Company include the consolidated accounts of Guardian and its consolidated subsidiaries, which include its wholly-owned subsidiaries and majority-owned subsidiaries in which the Company has control. All intercompany transactions and accounts have been eliminated. Results of operations of the Company’s majority and wholly-owned subsidiaries have been included from the date of acquisition.

We have reclassified certain prior period amounts to conform to the current period presentation.

Significant Accounting Policies

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with U.S. GAAP required management to make estimates and assumptions that affect the reported amounts on the Consolidated Financial Statements and accompanying notes. Actual results could differ from those estimates.

Fair Value

The Company utilizes the three-level valuation hierarchy for the recognition and disclosure of fair value measurements. The categorization of assets and liabilities within this hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. The three levels of the hierarchy consist of the following:

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•

Level 2 - Inputs to the valuation methodology are quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active or inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.

•

Level 3 - Inputs to the valuation methodology are unobservable inputs based upon management’s best estimate of inputs that market participants could use in pricing the asset or liability at the measurement date, including assumptions about risk.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

1.	Description of Business and Summary of Significant Accounting Policies (continued)

Financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and long-term debt. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short maturity of these instruments. The Company estimates that the carrying amount of debt approximates fair value due to the fluctuation of variable interest rates with market movement.

The following table summarizes the valuation at fair value of financial instruments measured on the Company’s Consolidated Balance Sheets:

	Level 1	Level 2	Level 3
December 31, 2019
Liabilities:
Interest rate swap(1)	$—	$630	$—
Contingent consideration payable(2)	—	—	601

Fair value of financial instruments	$—	$630	$601

	Level 1	Level 2	Level 3
December 31, 2020
Liabilities:
Interest rate swap(1)	$—	$676	$—
Contingent consideration payable(2)	—	—	2,539

Fair value of financial instruments	$—	$676	$2,539

(1)

The interest rate swap was measured using widely accepted valuation techniques. This analysis reflects the contractual terms of the derivative, including the period to maturity, and uses observable market-based inputs that include interest rate curves.

(2)

The fair value measurement of the contingent consideration obligations arising from acquisitions is based upon Level 3 inputs including, in part, the estimate of future cash flows based upon the likelihood of achieving the various earn-out criteria. Changes in the fair value of the contingent consideration obligations are recorded with Acquisition related and other operating expenses.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

1.	Description of Business and Summary of Significant Accounting Policies (continued)

The following table provides a reconciliation of the activity for the Level 3 contingent consideration fair value measurements during the years ended December 31, 2019 and 2020:

Balance at December 31, 2018	$720
Current year acquisitions	580
Fair value adjustment	1,124
Payments	(1,823)

Balance at December 31, 2019	601
Current year acquisitions	1,686
Fair value adjustment	636
Payments	(384)

Balance at December 31, 2020	$2,539

Cash and Cash Equivalents

Cash consists primarily of demand deposits held with financial institutions. The Company considers all highly liquid investments purchased with an original maturity of three months or less when purchased to be cash equivalents for financial statement presentation.

Trade Accounts Receivable

Trade accounts receivable balance primarily includes amounts due from third parties (e.g., pharmacy benefit managers, insurance companies, governmental agencies, and long-term care facilities) and private pay customers. Trade accounts receivable are stated at cost less an allowance for doubtful accounts, the net of which approximates fair value.

Allowance for Doubtful Accounts

Collection of trade accounts receivable from customers is the Company’s primary source of operating cash flow and is critical to the operating performance and the financial condition of the Company. The primary collection risk relates to facility and individual customers, as billings to these customers can be complex and may lead to payment disputes or delays. The Company establishes an allowance for trade accounts receivable considered to be at increased risk of becoming uncollectible to reduce the carrying value of such receivables to their estimated net realizable value.

When establishing this allowance for doubtful accounts the Company considers such factors as historical collection experience (i.e., payment history and credit losses) and creditworthiness, specifically identified credit risks, aging of accounts receivable, current and expected economic conditions, and other relevant factors. The allowance for doubtful accounts is regularly reviewed for appropriateness. Judgment is used to assess the collectability of account balances and the economic ability of customers to pay. At such time as a balance is definitively deemed to be uncollectible, the balance is written off against the allowance for doubtful accounts. The provision for doubtful accounts is reported with selling, general and administrative expenses on the Consolidated Statements of Income. As of December 31, 2019 and 2020, the allowance for doubtful accounts was $4,815 and $4,038, respectively.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

1.	Description of Business and Summary of Significant Accounting Policies (continued)

The table below outlines the activity for the allowance for doubtful accounts for the years ended December 31, 2019 and 2020:

Balance at December 31, 2018	$4,256
Additions	4,813
Deductions	(4,254)

Balance at December 31, 2019	4,815
Additions	3,212
Deductions	(3,989)

Balance at December 31, 2020	$4,038

Rebates

The Company receives rebates, discounts and other price concessions relating to purchases from its suppliers and vendors. The Company estimates rebates earned and the associated receivable from pharmaceutical wholesalers and manufacturers, group purchasing organizations (“GPOs”) and vendors, based on estimates of qualifying prescriptions dispensed or the key products purchased and sold. The receivable is recognized at the end of the period on the Consolidated Financial Statements as a current receivable and a reduction to Cost of goods sold and Inventories as appropriate.

Inventories

Inventories consist primarily of purchased pharmaceuticals held for sale to customers. Inventories are recorded at the lower of cost (first-in, first-out method) or net realizable value.

Physical inventory counts are taken quarterly and used to record the inventory balances on hand to ensure the amounts reflected on the accompanying consolidated financial statements are properly stated. Costs include the purchase price of pharmaceuticals, which is reduced for rebates earned associated with inventory remaining at the end of each period, and overhead. There is no significant obsolescence reserve recorded since the Company has not experienced (nor does it expect to experience) significant levels of inventory obsolescence write-offs due to the ability to return unused drugs for credit.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation. See the Property and Equipment Note for more information.

Finance Leases

Leases that transfer substantially all the benefits and risks of ownership of property to the Company or otherwise meet the criteria for capitalization are accounted for as finance leases. Assets acquired under finance leases are recorded as property and equipment, and amounts due under finance leases are recorded as liabilities, including long-term obligations to reflect their purchase and financing. Depreciation of assets recorded under finance leases is provided on a straight-line basis over the term of the obligation, and is reported on the Consolidated Statements of Income with either Cost of goods sold or Depreciation and amortization as determined by the nature of the asset. See the Lease Obligations Note for more information.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

1.	Description of Business and Summary of Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

The Company’s long-lived assets consist of property and equipment, as well as intangible assets with definite lives. Intangible assets with definite lives primarily include customer lists and trademarks that are recognized as a result of acquisitions. Long-lived assets are reviewed for indicators of impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.

The Company groups and evaluates long-lived assets for impairment at the lowest level at which individual cash flows can be identified whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If indicators of impairment are present, the Company first compares the carrying amount of the asset group to the estimated future cash flows associated with the asset group (undiscounted and without interest charges). If the estimated future cash flows used in this analysis are less than the carrying amount of the asset group, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset group to the asset group’s fair value. If required, an impairment loss is recorded for the portion of the asset group’s carrying value that exceeds the asset group’s fair value. The Company concluded there was no impairment of long-lived assets during the years ended December 31, 2018, 2019 or 2020.

Goodwill

Goodwill is the excess of the consideration transferred over the fair value of identifiable net assets acquired in business combinations accounted for under the acquisition method of accounting. The Company does not amortize goodwill. The Company tests its goodwill annually during the fourth quarter of its fiscal year or when events and circumstances indicate that impairment may have occurred and requires impairment charges to be recognized based on the difference between the carrying amount of the reporting unit and its fair value. Impairment testing of goodwill is required at the reporting unit level (operating segment or one level below operating segment). Prior to performing the impairment test, the Company may make a qualitative assessment of the likelihood of goodwill impairment in order to determine whether a detailed quantitative analysis is required. The Company’s annual impairment testing date is October 1.

No impairment of goodwill resulted from the Company’s annual impairment testing in 2018, 2019 or 2020. See the Goodwill and Other Intangible Assets Note for more information.

Customer Lists and Other Intangible Assets

The Company’s intangible assets with definite lives primarily include trademarks and customer lists. Intangible assets are stated at fair value less accumulated amortization. These assets are amortized over periods ranging from one to twenty years using a straight-line method given the pattern of economic benefit cannot be reliably determined. The Company considers the period of expected cash flows and underlying data to measure fair value when determining their useful lives.

Contingent Consideration

In those circumstances where an acquisition involves a contingent consideration arrangement, the Company recognizes a liability as of the acquisition date equal to the fair value of expected contingent payments. This liability is remeasured each reporting period and changes in the fair value are reported with Acquisition related and other operating expenses on the Consolidated Statements of Income. Increases or decreases in

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

1.	Description of Business and Summary of Significant Accounting Policies (continued)

the fair value of the contingent consideration liability can result from changes in discount periods and rates, as well as changes in the timing and amount of revenue estimates or in the timing or likelihood of achieving certain revenue or other targets. Payments made up to the fair value of the contingent consideration as of acquisition date are reported as financing activities on the Consolidated Statements of Cash Flows while payments in excess of such amounts are reported as operating activities on the Consolidated Statements of Cash Flows.

The liability for contingent payments was $601 and $2,539 as of December 31, 2019 and 2020, respectively, and is reported with Other accrued liabilities on the accompanying Consolidated Balance Sheets.

The terms of the contingent consideration arrangement may include certain provisions that the Company contribute additional capital in order to fund payment of the contingent payment when earned. These provisions may also require the Company to issue additional equity in its subsidiaries to non-controlling interest members in order to avoid dilution of their ownership upon payment of contingent obligations.

Loss Contingencies

The Company may become involved in legal proceedings and other matters that may result in loss contingencies. A liability is established for such matters when it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company had no contingent losses accrued as of December 31, 2019 and 2020.

Revenue Recognition

The Company adopted ASC 2014-09, Revenue from Customers (Topic 606), for the annual period beginning January 1, 2019 using the modified retrospective method and applied the new standard to all contracts. Accordingly, the consolidated financial statements for the fiscal year ended December 31, 2018 are presented under ASC Topic 605, Revenue Recognition, and the consolidated financial statements for the years ended December 31, 2019 and 2020 are presented under ASC 606. The adoption did not have a material impact on the Consolidated Financial Statements. Revenue is recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services. Each prescription claim represents a separate performance obligation of the Company, separate and distinct from other prescription claims under customer arrangements.

A significant portion of the Company’s revenues from sales of pharmaceutical and medical products is subject to reimbursement by federal Medicare (i.e., Part A, B, D) programs and state Medicaid programs. The total net sales and receivables reported on the Company’s consolidated financial statements are recorded at the amount expected to be ultimately received from these payors. Billing functions for a portion of the Company’s revenue systems are largely computerized, submitting claims for online adjudication electronically, with simultaneous feedback of the amount to be received at the time of sale to determine and record net revenues.

Patient co-payments are billed to the patient as part of the Company’s normal billing procedures. Additionally, the Company bills certain long-term care facilities for the sale of pharmaceuticals. These billings are subject to the Company’s normal accounts receivable collections procedures.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

1.	Description of Business and Summary of Significant Accounting Policies (continued)

No disaggregation of revenue is necessary as the impact of economic factors is comparable due to the similarity in the types of services provided for the long-term care facilities or residents served.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and trade accounts receivable.

Credit risk is generally diversified due to the number of entities comprising the customer base. At times, cash balances at financial institutions are in excess of Federal Deposit Insurance Corporation (“FDIC”) insurance coverage. FDIC insurance covers all deposit accounts, including checking and savings accounts, money market deposit accounts, and certificates of deposit, up to $250 per depositor, per insured bank, for each account ownership category. The Company believes it mitigates any risks by depositing cash with major financial institutions.

The Company generally does not require collateral from its customers in connection with the extension of credit in the form of accounts receivable balances. The Company establishes allowances for doubtful accounts based on various factors, including historical credit losses and specifically identified credit risks. Management regularly reviews the allowances for doubtful accounts for appropriateness. For the years ended December 31, 2018, 2019 and 2020, no single customer accounted for 10% or more of the Company’s revenues.

Delivery Expenses

The Company incurred expenses totaling approximately $24,378, $28,133 and $24,943 for the years ended December 31, 2018, 2019 and 2020, respectively, to deliver products sold to its customers. Delivery expenses are reported with Cost of goods sold on the Consolidated Statements of Income.

Advertising and Marketing Expenses

The Company incurred advertising and marketing expenses totaling approximately $2,441, $2,680 and $1,799 for the years ended December 31, 2018, 2019 and 2020, respectively. Advertising and marketing expenses are expensed as incurred and are reported with Selling, general, and administrative expenses on the Consolidated Statements of Income.

Share-based Compensation

The Company records compensation costs related to the vesting and changes in value of liability-based awards on its Consolidated Statements of Income. See the Share-based Compensation Note for further information.

Members’ Equity (all numbers presented as whole numbers)

Guardian has two classes of members: preferred and common. Generally, 1.0 preferred unit was issued for each $1,000 of capital contributed to the Company prior to March 1, 2007, and 0.8338 preferred units were issued for each $1,000 of capital contributed to the Company from March 1, 2007 to February 28, 2011. Subsequent to February 28, 2011, 0.5087 preferred units were issued for each $1,000 contributed to the

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

1.	Description of Business and Summary of Significant Accounting Policies (continued)

Company. In addition, preferred unit holders were entitled to a preferred return of 6% annually on their unrecovered capital balance. During 2018 and 2019, all unrecovered capital and all members’ preferred return was paid to preferred unit holders. As of December 31, 2019 and 2020, there was no unrecovered capital or preferred return outstanding.

Net income and distributions are allocated to the preferred return first. In the case of certain events, the preferred units may be converted into common units on a one-to-one basis. Additionally, common units in the Company may be issued in exchange for minority interests owned in a subsidiary.

As of December 31, 2018, 2019 and 2020, there were 27,407 (issued in the amount of $31,645,099) Series A Preferred Units issued and outstanding. As of December 31, 2018, 2019 and 2020, there were 5,048 (issued in the amount of $9,000,000) Series B Preferred Units issued and outstanding. In general, Series B Preferred has distribution priority over Series A Preferred. Guardian made distributions of unrecovered capital of $20,500,000 and $20,145,099 during the years ended December 31, 2018 and 2019, respectively.

Income Taxes

The Company is organized as a limited liability company that is treated as a partnership for U.S. federal and state income tax purposes in most jurisdictions. Partnerships generally do not pay income tax, nor recognize income tax expenses, but pass their taxable attributes to the partners who pay income tax at the partner level. Therefore, no provision for income taxes has been made on the Consolidated Financial Statements.

Interest Rate Swap

The Company uses a financial-based derivative contract to manage exposure to interest rate risks. U.S. GAAP requires companies to recognize all derivative instruments as either assets or liabilities on the balance sheet at fair value. As such, the fair value of the derivative instrument of the Company is reported with Other accrued liabilities on the accompanying Consolidated Balance Sheets. For this derivative instrument, designated as a cash-flow hedge, the effective portion of the gains or losses of the derivative is reported with Accumulated other comprehensive loss on the accompanying Consolidated Balance Sheets until the hedge transaction is recognized in earnings. The notional amount of the derivative instrument was $20,000 with a maturity date of May 31, 2022. As of December 31, 2020, the Company does not expect any material gain/loss to be reclassed to earnings in the next twelve months.

Debt Issuance Costs

Debt issuance costs are amortized to interest expense, using the effective interest method, based on forecasted principal payments, over the estimated life of the related debt instrument. The Company presents debt issuance costs related to notes payable as a direct reduction of notes payable on the Consolidated Balance Sheets. Debt issuance costs related to the line of credit are presented as prepaid expenses.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker and is used in resource

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

1.	Description of Business and Summary of Significant Accounting Policies (continued)

allocation and performance assessments. The chief operating decision maker regularly reviews discrete information for the individual pharmacies, which are defined as operating segments. Management believes the nature of the products and services are similar, the payors for the products and services are common among the operating segments and all segments operate consistently within the healthcare regulatory environment. In addition, based on the assessment of historical and current operating performance, the operating segments are economically similar. Accordingly, management has aggregated the operating segments into one reporting segment.

COVID-19

In December 2019, a novel strain of the coronavirus, which causes the infectious disease known as COVID-19, was reported. The World Health Organization declared COVID-19 a “Public Health Emergency of International Concern” on January 30, 2020 and a global pandemic on March 11, 2020.

The global impact of the COVID-19 pandemic has continued to evolve. The extent of its effect on the Company’s operational and financial performance will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration, scope and severity of the pandemic, the actions taken to contain or mitigate its impact, and the direct and indirect economic effects of the pandemic and related containment measures, among others. Although the U.S. Food and Drug Administration has approved three vaccines for COVID-19 and other countries have also approved vaccines, the timing of widespread adoption of vaccines against COVID-19 in the United States or internationally, nor their potential impact on our line of business can be predicted at this time.

At December 31, 2020, the Company evaluated the current economic environment, including the current assessment of the impact of COVID-19, and there were no indicators of impairment of long-lived assets, including goodwill that required a quantitative test to be performed. Company estimates involve numerous assumptions about the future growth and potential volatility in revenues and costs, and future business strategy. Accordingly, accounting estimates may materially change from period to period due to changing market factors, including those driven by COVID-19. The Company will continue to monitor future events, changes in circumstances and the potential impact thereof. If actual results are not consistent with current assumptions and estimates, the Company may be exposed to impairment losses that could be material.

The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted in March 2020. As a part of the CARES Act Provider Relief Fund, the U.S. Department of Health and Human Services (“HHS”) is distributing $175 billion to hospitals and healthcare providers on the front lines of the coronavirus response of which $50 billion was allocated for General Distribution. The $50 billion General Distribution was broken into an initial $30 billion distribution and a subsequent $20 billion distribution and was designed to provide relief to eligible health care providers for expenses related to COVID-19. The Company received distributions from both rounds totaling $10,443.

Subsequently, the Company continued to consider the updated eligibility guidelines issued by the HHS. Based on management’s assessment of the likelihood of meeting the applicable terms and conditions for receiving such funds and the overall lack of clarity from HHS, the Company made the decision to return all the funds ($10,443) to HHS. All funds were returned as of December 31, 2020.

Additionally, the CARES Act provided for deferred payment of the employer portion of social security taxes through the end of 2020, with 50% of the deferred amount due December 31, 2021, and the remaining 50% due December 31, 2022. The Company’s deferred payment of the employer portion of social security

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

1.	Description of Business and Summary of Significant Accounting Policies (continued)

taxes related to wages earned as of December 31, 2020 was $5,344. $2,672 is reported with Other accrued liabilities and $2,672 is reported with Other liabilities on the Consolidated Balance Sheets as of December 31, 2020.

Held-for-Sale Disposal Groups

A disposal group classified as held-for-sale is reflected on the balance sheet at the lower of its carrying amount or estimated fair value less cost to sell. A loss is recognized if the carrying amount of the disposal group exceeds its estimated fair value less cost to sell. This loss is limited to the carrying value of long-lived assets until the completion of the sale, at which point, any additional loss is recognized. If the fair value of the disposal group subsequently exceeds the carrying amount while the disposal group is still held-for-sale, any impairment expense previously recognized will be reversed up to the previously recognized expense.

Assets and liabilities related to a disposal group classified as held-for-sale are segregated on the Consolidated Balance Sheet in the period in which the disposal group is classified as held-for-sale. Transactions between the held-for-sale disposal group and businesses that are expected to continue to exist after the disposal are not eliminated to appropriately reflect the continuing operations and balances held-for-sale.

During 2020, management adjusted its strategy with respect to its RadioPharmacy of Indianapolis business and determined to no longer pursue a sale. The Company reclassified its RadioPharmacy of Indianapolis as held and used (previously classified as a disposal group held-for-sale). The disposal group was remeasured at the carrying amount before it was classified as held-for-sale, adjusted for any depreciation and amortization expense that would have been recognized had the disposal group been continuously classified as held and used. No loss was recognized as a result of the reclassification and the related assets and liabilities are not segregated as held-for-sale on the Consolidated Balance Sheets as of December 31, 2020.

New Accounting Pronouncements

The following tables provide a brief description of recent accounting pronouncements that could have a material impact on the Company’s Consolidated Financial Statements:

New Accounting Standards Adopted
ASU Number and Name	Description	Date of Adoption	Effect on the consolidated financial statements upon adoption
2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business	The standard requires an entity to first evaluate whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, and if that threshold is met, the set is not a business. As a second step, to be considered a business at least one substantive process should exist. The revised definition of a business will reduce the number of transactions that are accounted for as business combinations. Transition Method: prospective.	January 1, 2019.	The Company early adopted on April 1, 2018 with no impact on the Consolidated Financial Statements.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

1.	Description of Business and Summary of Significant Accounting Policies (continued)

New Accounting Standards Adopted
ASU Number and Name	Description	Date of Adoption	Effect on the consolidated financial statements upon adoption

2016-05, Derivatives and Hedging (Topic 815) — Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships	The standard clarifies that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument does not require de-designation of that hedging relationship provided that all other hedge accounting criteria continue to be met. Transition method: prospective or a modified retrospective basis.	January 1, 2018.	The Company adopted on January 1, 2018 with no impact on the Consolidated Financial Statements.

2016-15, Statement of Cash Flows (Topic 230): Classification of certain cash receipts and cash payments	The standard clarifies how certain cash receipts and payments should be classified on the statement of cash flows. Transition method: retrospective.	January 1, 2019.	The Company adopted the standard on January 1, 2019 with no material impact on the Consolidated Financial Statements.

2014-09, 2015-14, 2016-08, 2016-10, 2016-12, 2016-20, 2017-10, 2017-13, Revenue from Contracts with Customers (Topic 606)	The Revenue from Contracts with Customers standard provides a single and comprehensive revenue recognition model for all contracts with customers to improve comparability. The standard contains principles to determine the measurement and timing of revenue recognition. The standard requires an entity to recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. The amendments to the standard provide further clarification on contract revenue recognition specifically related to the implementation of the principal versus agent evaluation, the identification of performance obligations, clarification on accounting for licenses of intellectual property, and allows for the election to account for shipping and handling activities performed after control of a good has been transferred to the customer as a fulfillment cost. Transition method: a full retrospective or modified retrospective approach.	January 1, 2019.	The Company adopted the standard on January 1, 2019 with no material impact on the Consolidated Financial Statements.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

1.	Description of Business and Summary of Significant Accounting Policies (continued)

New Accounting Standards Adopted
ASU Number and Name	Description	Date of Adoption	Effect on the consolidated financial statements upon adoption

2016-02, 2018-01 Leases (Topic 842)	This standard and its subsequent corresponding updates require lessees to recognize assets and liabilities for most leases but recognize expenses in a manner similar to today’s accounting. For Lessors, the guidance modifies the lease classification criteria and the accounting for sales-type and direct financing leases. The guidance also eliminates today’s real estate-specific provisions. The FASB amended the standard to give another option for transition. The proposed transition method would allow entities to not apply the new lease standard in the comparative periods presented in their financial statements in the year of adoption. Under the proposed transition method, the entity would apply the transition provisions on January 1, 2020 (i.e., the effective date). At transition, lesses and lessors are permitted to make an election to apply a package of practical expedients that allow them not to reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases, and (3) whether initial direct costs for any expired or existing leases qualify for capitalization under ASC 842. These three practical expedients must be elected as a package and must be consistently applied to all leases. Furthermore, entities are also permitted to make an election to use hindsight when determining lease term and lessees can elect to use hindsight when assessing the impairment of right-of-use assets. Transition method: modified retrospective approach with certain practical expedients.	January 1, 2020.	The Company adopted the standard on January 1, 2020; the primary expected impact as of the effective date was the recognition of approximately $20 million of lease liabilities and the corresponding right of use assets for all contracts that contain an operating lease and for which the Company is the lessee.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

1.	Description of Business and Summary of Significant Accounting Policies (continued)

New Accounting Standards Adopted
ASU Number and Name	Description	Date of Adoption	Effect on the consolidated financial statements upon adoption

2017-12, Derivatives and Hedging (Topic 815): Targeted improvements to Accounting for Hedging Activities	The standard updates the hedge accounting model to expand the ability to hedge nonfinancial and financial risk components, reduce complexity, and ease certain documentation and assessment requirements. When facts and circumstances are the same as at the previous quantitative test, a subsequent quantitative effectiveness test is not required. The standard also eliminates the requirement to separately measure and report hedge ineffectiveness. For cash flow hedges, this means that the entire change in the fair value of a hedging instrument will be recorded in other comprehensive income and amounts deferred will be reclassified to earnings in the same income statement line as the hedged item. Transition method: modified retrospective with the cumulative effect adjustments recorded to the opening balance of retained earnings as of the initial application date. Prospective for presentation and disclosures.	January 1, 2020.	The Company adopted the standard on January 1, 2020 and the adoption did not have a material impact on its Consolidated Financial Statements.

2016-13, 2018-19, 2019-04, 2019-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments	ASU 2016-13 and its subsequent corresponding updates will update the impairment model for financial assets measured at amortized cost. For trade and other receivables, held-to-maturity debt securities, loans and other instruments, entities will be required to use a new forward-looking “expected loss” model that generally will result in the earlier recognition of allowance for losses. For available-for-sale debt securities with unrealized losses, entities will measure credit losses as it is done today, except that the losses will be recognized as an allowance rather than a reduction in the amortized cost of the securities. These are various transition methods available upon adoption.	January 1, 2023.	The Company is currently evaluating the impact of adopting the standard on its consolidated financial statements.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

2.	Property and Equipment

Property and equipment are depreciated on a straight-line basis over the period of their estimated useful lives. As of December 31, 2020, the estimated useful lives of the Company’s assets are as follows:

Pharmacy and lab equipment	5–7 years
Automobiles	3 years
Computer equipment and software	3 years
Leasehold improvements	Lesser of useful life or lease term
Furniture, fixtures, and office equipment	5 years

Property and equipment as of December 31, consisted of the following:

	2019	2020
Pharmacy and lab equipment	$41,056	$44,828
Automobiles	10,969	11,413
Computer equipment and software	11,337	11,119
Leasehold improvements	6,845	7,567
Furniture, fixtures, and office equipment	4,945	5,502

	75,152	80,429
Less accumulated depreciation	(39,642)	(47,375)
Property and equipment classified as held-for-sale, net	(105)	—

Total property and equipment, net	$35,405	$33,054

Depreciation expense for the years ended December 31, 2018, 2019 and 2020, was $9,263, $11,550 and $12,871, respectively. Depreciation of assets is reported as either Cost of goods sold or Depreciation and amortization expense, determined by the nature of the asset, on the Consolidated Statements of Income.

3.	Acquisitions

The Company’s business model involves acquiring institutional pharmacies servicing long-term care facilities and their residents as well as residents in other care settings. The Company’s strategy includes the acquisition of freestanding institutional pharmacy businesses as well as other assets, generally insignificant in size, which are combined with existing pharmacy operations to augment internal growth.

The values of the identifiable intangible assets are based on the Company’s best estimate of the fair value of such assets on the respective acquisition date. The Company uses an independent valuation specialist to assist in determining the fair value of the identified intangible assets.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

3.	Acquisitions (continued)

2018 Acquisition

On April 1, 2018, the Company formed Guardian Pharmacy of Madison, LLC and acquired 100% of the interest in Mike Flint Enterprises, Inc. (d/b/a Mallatt’s Homecare Pharmacy), a long-term care pharmacy serving the Wisconsin market (the “Wisconsin Acquisition”). The Wisconsin Acquisition extended the Company’s operations into this market.

The following table summarizes the fair value of consideration for the Wisconsin Acquisition:

Total cash consideration transferred, closing	$5,050
Total cash consideration transferred, deferred	842

Total estimated consideration	$5,892

On October 1, 2018, Guardian Pharmacy of Madison, LLC acquired 100% of Prescriptions Plus, LLC a long-term care pharmacy also servicing the Wisconsin market, from Good Value Pharmacy, LLC (the “Second Wisconsin Acquisition”). The Second Wisconsin Acquisition expanded the Company’s operation in Wisconsin.

The following table summarizes the fair value of consideration for Prescriptions Plus:

Total cash consideration transferred, closing	$6,275
Total cash consideration transferred, deferred	412
Contingent consideration	720

Total estimated consideration	$7,407

The contingent consideration arrangement requires the Company to pay the former owners of Prescriptions Plus, LLC (i) up to $1,275 if certain revenue targets are met over a period of six months and (ii) up to $600 if certain per unit labor cost targets are met over a six month period. The fair value of the contingent consideration arrangement at the acquisition date was $720. In 2019, the Company paid $1,823 related to the contingent consideration.

The excess of the cost of the Company’s acquisitions, over the net amounts assigned to the fair value of the assets acquired and the liabilities assumed, is recorded as goodwill. The amount of goodwill reflects the expected synergies from the acquisition.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

3.	Acquisitions (continued)

Based on the Company’s estimation of fair value, the following is a summary of the net assets acquired:

	2018 Acquisitions
	Wisconsin Acquisition	Second Wisconsin Acquisition
Total estimated consideration	$5,892	$7,407
Net assets acquired:
Rebate receivable	20	—
Inventory	842	862
Property and equipment	224	378
Customer list	2,195	2,924
Other identifiable intangible assets	50	118

Total net assets acquired	3,331	4,282

Goodwill	$2,561	$3,125

The customer lists are being amortized over ten years on a straight-line basis. The other intangible assets include non-compete agreements and trademarks and are being amortized over one year and five years, respectively, on a straight-line basis. The Company has included net assets and the results of operations for the acquisitions in the Company’s Consolidated Financial Statements as of and from their respective acquisition dates.

2019 Acquisition

On July 1, 2019, Guardian Pharmacy of Grand Rapids, LLC, acquired 80% of the interest in TruCare, LLC, a long-term care pharmacy serving the Michigan market (the “Michigan Acquisition”). The Michigan Acquisition extended the Company’s operation into this market.

The following table summarizes the fair value of the consideration for the Michigan Acquisition:

Total cash consideration transferred, closing	$1,760
Total cash consideration transferred, deferred	475
Contingent consideration	580

Total estimated consideration	$2,815

The contingent consideration arrangement requires the Company to pay $960 of additional consideration to the former owners of TruCare, LLC if certain gross product margin targets are met over the four-year period. The fair value of the contingent consideration arrangement at the acquisition date was $580. The fair value of the contingent consideration as of December 31, 2020 is $715.

The fair value of the twenty percent non-controlling interest in Guardian Pharmacy of Grand Rapids, LLC was estimated to be $556. The fair value of the non-controlling interest was estimated using a Monte Carlo simulation in an option pricing framework (a special case of the income approach).

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

3.	Acquisitions (continued)

The excess of the cost of the Company’s acquisitions, over the net amounts assigned to the fair value of the assets acquired and the liabilities assumed, is recorded as goodwill. The amount of goodwill reflects the expected synergies from the acquisition.

Based on the Company’s estimation of fair value, the following is a summary of the net assets acquired:

Michigan Acquisition
Total estimated consideration	$2,815
Net assets acquired:
Inventory	433
Property and equipment	136
Customer list	1,674
Other identifiable intangible assets	8
Non-controlling interest equity	(556)

Total net assets acquired	1,695

Goodwill	$1,120

2020 Acquisitions

Jacksonville Acquisition

On February 1, 2020, Guardian Pharmacy of Jacksonville, LLC, acquired 100% of the interests in Atkinson’s Healthcare (“Atkinson’s”), a long-term care pharmacy, part of Atkinson’s Mart Incorporated, serving the Jacksonville, Florida market (the “Jacksonville Acquisition”).

The following table summarizes the fair value of the consideration for the Jacksonville Acquisition:

Total cash consideration transferred, closing	$1,450
Total cash consideration transferred, deferred	241
Contingent consideration	1,061

Total estimated consideration	$2,752

The contingent consideration arrangement requires the Company to pay $2,050 of additional consideration to the former owners of Atkinson’s if certain revenue and other payment targets are met over the eighteen month period subsequent to the acquisition. The fair value of the contingent consideration arrangement at the acquisition date was $1,061. The fair value of the contingent consideration as of December 31, 2020 is $914. Subsequent to December 31, 2020, the Company paid $914 related to the contingent consideration.

The excess of the consideration paid by the Company over the net amounts assigned to the fair value of the assets acquired and the liabilities assumed, is recorded as goodwill. The amount of goodwill reflects the expected synergies from the acquisition.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

3.	Acquisitions (continued)

Based on the Company’s estimation of fair value, the following is a summary of the net assets acquired:

Jacksonville Acquisition
Total estimated consideration	$2,752
Net assets acquired:
Inventory	441
Property and equipment	38
Customer list	760
Other identifiable intangible assets	135

Total net assets acquired	1,374

Goodwill	$1,378

Given the pattern of economic benefit cannot be reliably determined, the customer lists are being amortized over ten years on a straight-line basis and the other intangible assets (including trademarks) are being amortized over seven years on a straight-line basis. The Company has included net assets and the results of operations for the Jacksonville acquisition on the Company’s Consolidated Financial Statements as of and from the acquisition date.

Ohio Acquisition

On September 1, 2020, Guardian Pharmacy of Cincinnati, LLC, acquired 85% of the interests in Mullaney Medical, Inc. (“Mullaney’s”), a long-term care, retail and durable medical equipment business serving the Ohio market (the “Ohio Acquisition”). The Ohio Acquisition extended the Company’s operations into this market.

The following table summarizes the fair value of the consideration for the Ohio Acquisition:

Total cash consideration transferred, closing	$2,932
Total cash consideration transferred, deferred	69
Contingent consideration	625

Total estimated consideration	$3,626

The contingent consideration arrangement may require the Company to pay $1,070 of additional consideration to the former owners of Mullaney’s if certain revenue and EBITDA targets are met over the one-year period subsequent to the acquisition. The fair value of the contingent consideration arrangement at the acquisition date was $625. The fair value of the contingent consideration as of December 31, 2020 is $910.

The fair value of the 15% non-controlling interest in Guardian Pharmacy of Cincinnati, LLC was estimated to be $596. The fair value of the non-controlling interest was estimated using a Monte Carlo simulation in an option pricing framework (a special case of the income approach).

The excess of the consideration paid by the Company over the net amounts assigned to the fair value of the assets acquired and the liabilities assumed, is recorded as goodwill. The amount of goodwill reflects the expected synergies from the acquisition.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

3.	Acquisitions (continued)

Based on the Company’s estimation of fair value, the following is a summary of the net assets acquired:

Ohio Acquisition
Total estimated consideration	$3,626
Net assets acquired:
Inventory	869
Property and equipment	256
Customer list	855
Other identifiable intangible assets	190
Accrued liabilities	(79)
Non-controlling interest equity	(596)

Total net assets acquired	1,495

Goodwill	$2,131

Given the pattern of economic benefit cannot be reliably determined, the customer lists are being amortized over ten years on a straight-line basis and the other intangible assets (including trademarks and non-compete agreements) are being amortized over five years on a straight-line basis. The Company has included net assets and the results of operations for the for the Ohio acquisition on the Company’s Consolidated Financial Statements as of and from the acquisition date.

4.	Goodwill and Other Intangibles

Intangible assets consist of goodwill, customer lists, trademarks and non-compete agreements. On October 1, 2020, the Company performed its annual qualitative assessment for each reporting unit of the likelihood of goodwill impairment and concluded that it is not more likely than not that the fair value of the reporting units is less than its carrying amount. The two-step impairment test was not performed. No significant events or conditions occurred during the fourth quarter of 2020 that would have affected the conclusions of the Company’s annual assessment.

A summary of the change in the carrying amount of goodwill for the years ended December 31, 2019 and 2020 is as follows:

Balance at December 31, 2018	$47,825
Acquisitions	1,120
Goodwill classified as held for sale	(2,620)

Balance at December 31, 2019	46,325
Acquisitions	3,509
Goodwill reclassified as held and used	2,620

Balance at December 31, 2020	$52,454

Other intangible assets consist primarily of customer lists and trademarks related to the businesses acquired. Customer lists, trademarks, and other intangible assets are amortized on a straight-line basis over the period of their estimated useful lives.

Customer lists	4 to 10 years
Trademarks and other intangible assets	1 to 20 years

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

4.	Goodwill and Other Intangibles (continued)

The carrying amount and accumulated amortization of the customer lists and other intangible assets as of December 31, are as follows:

	2019			2020
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer lists	$37,841	$(19,948)	$17,893	$39,556	$(23,705)	$15,851
Customer lists classified as held for sale	(2,312)	1,700	(612)	—	—	—

Total customer lists	35,529	(18,248)	17,281	39,556	(23,705)	15,851
Other intangible assets:
Trademarks	6,621	(3,146)	3,475	6,746	(3,718)	3,028
Noncompete agreements	161	(70)	91	361	(130)	231
Other intangible assets classified as held for sale	(246)	92	(154)	—	—	—

Total other intangible assets	6,536	(3,124)	3,412	7,107	(3,848)	3,259

Total customer lists and other intangible assets	$42,065	$(21,372)	$20,693	$46,663	$(27,553)	$19,110

Amortization expense related to finite-lived intangible assets for the years ended December 31, 2018, 2019 and 2020, was $3,871, $4,300 and $4,387, respectively.

The estimated amortization expense for the next five years ending December 31 and thereafter is as follows:

2021	$3,464
2022	3,176
2023	2,798
2024	2,590
2025	2,350
Thereafter	4,732

Total	$19,110

5.	Debt Arrangements

Line of Credit

On April 23, 2018, the Company entered into the Third Amended and Restated Loan and Security Agreement (“2018 Amendment”) as an amendment of the Second Amended and Restated Loan and

Security Agreement. The 2018 Amendment increased the borrowing capacity of the line of credit from $15,000 to $20,000.

On March 20, 2020, the Company entered into the Second Amendment to the Third Amended and Restated Loan and Security Agreement (“2020 Amendment”). The 2020 Amendment increased the borrowing capacity of the line of credit from $20,000 to $40,000.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

5.	Debt Arrangements (continued)

The line of credit bears an interest rate equal to the annual rate of the London Interbank Offered Rate (LIBOR) plus an additional rate that varies between 2.00% to 2.75% based on certain financial ratios maintained by the Company. At December 31, 2020, LIBOR was 0.149% and the additional variable rate was 2.00%. The Company had $7,000 and $0 outstanding on the line of credit as of December 31, 2019 and 2020, respectively. The loan and security agreement is subject to certain financial and non-financial covenants and is collateralized by substantially all of the assets of the Company. The Company was in compliance with the covenants in our financing agreements at December 31, 2020. The line of credit matures on April 23, 2023.

Notes Payable

As of December 31, long-term debt consisted of the following:

	2019	2020
Term loan	$36,500	$33,750
Deferred financing costs, net	(126)	(89)
Other notes payable	15	49

Total notes payable	36,389	33,710
Less current portion	(2,728)	(2,970)

Notes payable, net of current portion	$33,661	$30,740

The 2018 Amendment also increased the term loan from $22,200 to $40,000. The term loan is payable in 20 quarterly installments, bearing interest at one-month LIBOR plus 2% at December 31, 2020 and matures on April 23, 2023. The term loan is subject to financial and non-financial covenants and is collateralized by substantially all of the assets of the Company. The Company was in compliance with the financing agreement covenants at December 31, 2020.

The Company incurred debt issuance costs of $440 and $94 related to the 2018 and 2020 Amendments, respectively, which are being amortized to Interest expense over each of the loan periods using an effective interest method.

As of December 31, 2019 and 2020, the total unamortized issuance costs were $256 and $248, respectively. Unamortized debt issuance costs related to the term loan of $126 and $89 are presented with Notes payable on the Consolidated Balance Sheets as of December 31, 2019 and 2020, respectively.

Interest expense related to Notes payable was $1,477, $1,720 and $1,011 for the years ended December 31, 2018, 2019 and 2020, respectively.

As a result of the 2018 Amendment, the Company recorded a loss on extinguishment of debt of $167, which is recorded in Other expenses, net.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

5.	Debt Arrangements (continued)

As of December 31, 2020, future payment obligations for long-term debt are as follows for the years ending December 31:

2021	$3,000
2022	3,750
2023	27,000

Total	$33,750

6.	Lease Obligations

On January 1, 2020, the Company adopted ASU No. 2016-02, “Leases (Topic 842)”, which is codified in ASC 842 and supersedes the lease guidance in ASC 840. The standard was adopted using the modified retrospective approach, and as a result prior periods were not restated. The Company elected the package of three practical expedients permitted within the standard pursuant to which the Company did not reassess (1) whether contracts contain or are leases, (2) lease classification, and (3) initial direct costs. In addition, the Company also applied the practical expedient to account for the lease and non-lease components as a single lease component for all leases. The Company also made an accounting policy election to not recognize right-of-use (“ROU”) assets and liabilities for leases with a term of 12 months or less unless the lease includes an option to renew or purchase the underlying asset that are reasonably certain to be exercised.

The adoption of ASC 842 resulted in the recognition of ROU assets of $18,500 (net of deferred rent) with corresponding operating lease liabilities of $19,200. The Consolidated Financial Statements for the period ended December 31, 2020 are presented under the new standard, while comparative periods presented have not been adjusted and continue to be reported in accordance with the previous standard.

For leases with terms greater than 12 months, the Company records the related asset and obligation at the present value of lease payments over the term. Many of the Company’s leases include rental escalation clauses, renewal options and/or termination options that are factored into the Company’s determination of lease payments when appropriate.

As the implicit rate is not readily determinable for the Company’s leases, the Company applies a portfolio approach using an estimated incremental borrowing rate to determine the initial present value of lease payments over the lease terms on a collateralized basis over a similar term, which is based on market and company specific information.

Lease Population

The Company leases various real estate, including certain operating facilities. warehouses, and office space, all of which are operating leases. The Company also leases pharmacy equipment and vehicles, all of which are finance leases. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease.

Lease Position

The following table summarizes the lease-related assets and liabilities recorded on the Company’s Consolidated Balance sheet:

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

6.	Lease Obligations (continued)

Assets	Balance Sheet Location	December 31, 2020
Operating lease assets	Operating lease right-of-use assets	$18,925
Finance lease assets	Property and equipment, net	5,647

Total lease assets		$24,572

Liabilities
Current
Operating lease liabilities	Operating leases, current portion	$6,184
Finance lease liabilities	Finance leases, current portion	2,740
Noncurrent
Operating lease liabilities	Operating leases, net of current portion	12,929
Finance lease liabilities	Finance leases, net of current portion	2,611

Total lease liabilities		$24,464

Weighted-average remaining lease term
Operating leases		4.5 years
Finance leases		3 years
Weighted-average discount rate
Operating leases		3.97%
Finance leases		4.76%

Lease Costs

The following tables summarize the lease-related costs for finance and operating leases:

Year Ended December 31, 2020
Finance lease cost
Amortization of leased assets	$1,458
Interest of lease liabilities	318
Operating lease cost	6,087
Short-term lease cost	200
Variable lease cost	1,069

Total lease cost	$9,132

Other Information

Year Ended December 31, 2020
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	$7,933
Operating cash flows for finance leases	$333
Financing cash flows for finance leases	$3,585

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

6.	Lease Obligations (continued)

Changes in the balance of the operating lease ROU asset and operating lease liability are recorded on a net basis with Other, as adjustments to net income on the operating activities section of the statements of cash flows.

Undiscounted Cash Flows

The table below reconciles the undiscounted cash flows for each of the first five years and the total of the remaining years to the Finance lease liabilities and Operating lease liabilities recorded on the December 31, 2020 Consolidated Balance Sheet.

	Operating Leases	Finance Leases
2021	$5,653	$2,921
2022	5,004	1,730
2023	3,584	669
2024	2,654	297
2025	1,427	22
Thereafter	2,064	—

Total lease payments	20,386	5,639
Less: amount of lease payments representing interest	(1,273)	(288)

Present value of future lease payments	19,113	5,351
Less: current obligations under leases	(6,184)	(2,740)

Long-term lease obligations	$12,929	$2,611

The total lease cost for the twelve months ended December 31, 2018 and 2019 was $5,009 and $5,816, respectively.

Capital Leases

Prior to the adoption of ASC 842, amounts due under capital (now finance) leases were reported as liabilities, while assets acquired under capital leases were reported with Property and equipment on the accompanying Consolidated Balance Sheets. Depreciation of assets recorded under capital leases was reported as either Cost of goods sold or Depreciation and amortization expense, determined by the nature of the asset, on the Consolidated Statements of Income.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

6.	Lease Obligations (continued)

The following is a summary of assets under capital leases as reported with Property and equipment by major classes as of December 31, 2019:

Pharmacy equipment	$5,981
Automobiles	10,253
Computer equipment and software	67
Office equipment	94

16,395
Less accumulated depreciation	(9,611)
Property and equipment classified as held for sale, net	(68)

Total leased assets, net	$6,716

7.	Retirement Plan

The Company sponsors a 401(k) plan for eligible employees. All full-time employees of the Company are eligible to participate in the plan after six months of employment with employer contributions vesting after two years of employment. The maximum matching percentage for the years ended December 31, 2018, 2019 and 2020, was 3.5% of participant contributions. The Company made matching contributions for the years ended December 31, 2018, 2019 and 2020, in the amount of $2,535, $2,820 and $3,161, respectively.

8.	Commitments and Contingencies

The Company is subject to legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the disposition of these claims will not have a material adverse impact on the Company’s consolidated financial position or results of operations.

9.	Share-based Compensation

Guardian and certain of its subsidiaries have a liability for awards in the form of Restricted Interest Units. These cash-settled awards are recorded as liabilities until payout is made or the award is forfeited. These units vest in their entirety on the third anniversary of their grant date. Vesting is subject to continued service. Compensation costs determined at the date of the awards are recognized ratably over the vesting period based on the value of the award. The value of the equity awards is remeasured and presented as Share-based compensation liability on the accompanying Consolidated Balance Sheets at the end of each reporting period based on the change in calculated value of one share pursuant to the prescribed calculation contained in the Restricted Interest

Purchase Agreements. The value of the award is primarily based on the historical performance of the Company. The liability and corresponding expense are adjusted accordingly until the award is settled. Vested Restricted Interest Units are typically repurchased by the Company upon termination of employment at the prescribed value.

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

9.	Share-based Compensation (continued)

For the years ended December 31, 2018, 2019 and 2020, the Company recognized $5,978, $1,927 and $3,208 of compensation costs, respectively, related to these awards with selling, general, and administrative on the Consolidated Statements of Income. Payments for cash settled awards for the year ended December 31, 2018, 2019 and 2020 were immaterial.

10. Related Party Transactions

The Company provides pharmaceutical related services to facilities owned or managed by non-controlling interest holders, which are considered to be related parties. Revenues and cost of goods sold attributed to these facilities were $15,139, $15,898 and $13,526 and $12,036, $12,634 and $10,825 for the years ended December 31, 2018, 2019 and 2020, respectively. The accounts receivable balances attributable to these related parties was $737 and $822 as of December 31, 2019 and 2020, respectively.

11. Income Taxes (unaudited)

Immediately prior to the effectiveness of the Company’s Registration Statement on Form S-1, the Company will convert into a Delaware C-Corporation and will be subject to federal and state income taxes. Accordingly, a pro forma tax provision has been disclosed as if the Company was a corporation for the periods ended December 31, 2019 and 2020.

Pro forma income tax provision for the years ended December 31 consisted of the following:

	2019
	Current	Deferred	Total
Federal	$4,547	$1,415	$5,962
State	1,797	(223)	1,574

Total	$6,344	$1,192	$7,536

	2020
	Current	Deferred	Total
Federal	$5,516	$363	$5,879
State	1,624	112	1,736

Total	$7,140	$475	$7,615

The following table presents the reasons for the difference between the effective tax rate and the U.S. federal statutory rate:

	2019		2020
Computed “expected” tax expense	$6,588	21.00%	$6,219	21.00%
Increase (decrease) in tax expense resulting from:
State tax expense, net of Federal benefit	1,243	4.15%	1,372	4.63%
Permanent items	(295)	(0.94)%	24	0.08%

Actual tax expense	$7,536	24.21%	$7,615	25.71%

Guardian Pharmacy, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

11.	Income Taxes (unaudited) (continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31:

	2019	2020
Deferred tax asset:
Accrued expenses	$437	$531
Bad debt reserve	1,191	1,020
Deferred Rent	194	—
Inventory cost capitalization	252	264
Deferred Compensation	131	133
Disallowed Interest Limitation	—	1
Operating Lease Liabilities	—	4,948
Insurance Reserves	976	1,075

Gross deferred income tax assets	$3,181	$7,972
Deferred tax liability:
Fixed assets, principally due to depreciation and amortization	$(5,362)	$(5,482)
Intangibles	(3,330)	(3,471)
Prepaid Expense	(111)	(358)
Right-of-Use-Assets	—	(4,759)

Net deferred income tax assets	$(5,622)	$(6,098)

Guardian Pharmacy, LLC and Subsidiaries

Consolidated Balance Sheets

(In Thousands)

	December 31, 2020	September 30, 2021
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$6,449	$9,560
Trade accounts receivable, net of allowance for doubtful accounts of $4,038 and $4,197 as of December 31, 2020 and September 30, 2021, respectively	45,779	50,864
Rebates receivable	2,894	3,309
Inventories	31,925	33,256
Prepaid expenses and other current assets	6,772	7,000

Total current assets	93,819	103,989
Property and equipment, net	33,054	31,861
Goodwill	52,454	54,631
Customer lists, net	15,851	14,444
Other intangible assets, net	3,259	2,817
Operating lease right-of-use assets	18,925	21,640
Other assets	505	489

Total assets	$217,867	$229,871

Liabilities and equity
Current liabilities:
Accounts payable	$53,411	$61,483
Cash book overdraft	665	2,023
Accrued compensation	13,177	10,662
Other accrued liabilities	7,207	6,724
Distributions payable	—	15,000
Notes payable, current portion	2,970	3,462
Finance leases, current portion	2,740	2,480
Operating leases, current portion	6,184	6,286

Total current liabilities	86,354	108,120
Notes payable, net of current portion	30,740	27,978
Finance leases, net of current portion	2,611	2,259
Operating leases, net of current portion	12,929	15,430
Deferred compensation liability	525	525
Share-based compensation liability	14,292	14,308
Other liabilities	3,347	3,325

Total liabilities	150,798	171,945
Commitments and contingencies (see Note 5)
Equity:
Members’ equity	39,154	29,027
Accumulated other comprehensive loss	(676)	(310)

Total Guardian Pharmacy, LLC equity	38,478	28,717
Non-controlling interest	28,591	29,209

Total equity	67,069	57,926

Total liabilities and equity	$217,867	$229,871

See accompanying notes to unaudited interim consolidated financial statements.

Guardian Pharmacy, LLC and Subsidiaries

Consolidated Statements of Income (Loss)

(Unaudited, In Thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2021	2020	2021
Revenues	$181,668	$203,589	$547,422	$582,186
Cost of goods sold	146,610	162,022	437,444	462,860

Gross profit	35,058	41,567	109,978	119,326
Operating expenses:
Selling, general, and administrative	32,145	23,227	81,702	79,667
Acquisition related and other expenses, net	223	(161)	220	23
Depreciation and amortization	3,009	2,706	8,573	8,212

Total operating expenses	35,377	25,772	90,495	87,902

Operating income (loss)	(319)	15,795	19,483	31,424
Other expense:
Interest expense	497	405	1,713	1,239
Other expense, net	2	2	85	115

Total other expense	499	407	1,798	1,354

Net income (loss)	(818)	15,388	17,685	30,070
Less: net income attributable to non-controlling interest	(2,387)	(3,124)	(7,413)	(8,841)

Net income (loss) attributable to Guardian Pharmacy, LLC	$(3,205)	$12,264	$10,272	$21,229

Pro forma net income (loss) and per share information (unaudited)

Pro forma provision for income taxes	206	(3,908)	(4,452)	(7,637)

Pro forma net income (loss)	$(612)	$11,480	$13,233	$22,433

Pro forma basic and diluted net income per share

Pro forma weighted average shares outstanding—basic and diluted

See accompanying notes to unaudited interim consolidated financial statements.

Guardian Pharmacy, LLC and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, In Thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2021	2020	2021
Net income (loss)	$(818)	$15,388	$17,685	$30,070
Other comprehensive income (loss):
Unrealized income (loss) on cash flow hedge	128	119	(169)	366

Total other comprehensive income (loss)	128	119	(169)	366

Comprehensive income (loss)	(690)	15,507	17,516	30,436
Comprehensive income attributable to non-controlling interest	(2,387)	(3,124)	(7,413)	(8,841)

Comprehensive income (loss) attributable to Guardian Pharmacy, LLC	$(3,077)	$12,383	$10,103	$21,595

See accompanying notes to unaudited interim consolidated financial statements.

Guardian Pharmacy, LLC and Subsidiaries

Consolidated Statements of Changes in Equity

(Unaudited, In Thousands)

	Members’ Equity	Non-Controlling Interest	Accumulated Other Comprehensive Loss	Total Equity
Balance, December 31, 2019	$29,955	$27,718	$(630)	$57,043
Contributions	—	30	—	30
Net income (loss)	(987)	2,460	—	1,473
Other comprehensive loss:
Unrealized loss on cash flow hedge	—	—	(348)	(348)
Distributions	(2,322)	(1,473)	—	(3,795)

Balance, March 31, 2020	26,646	28,735	(978)	54,403

Contributions	—	780	—	780
Net income	14,464	2,566	—	17,030
Other comprehensive income:
Unrealized income on cash flow hedge	—	—	51	51
Distributions	(2,397)	(1,066)	—	(3,463)

Balance, June 30, 2020	38,713	31,015	(927)	68,801

Contributions	—	830	—	830
Non-cash equity contributions	—	596	—	596
Net income (loss)	(3,205)	2,387	—	(818)
Other comprehensive income:
Unrealized income on cash flow hedge	—	—	128	128
Acquisition of non-controlling interest	72	(464)	—	(392)
Distributions	(2,208)	(3,151)	—	(5,359)

Balance, September 30, 2020	$33,372	$31,213	$(799)	$63,786

Guardian Pharmacy, LLC and Subsidiaries

Consolidated Statements of Changes in Equity

(Unaudited, In Thousands)

	Members’ Equity	Non-Controlling Interest	Accumulated Other Comprehensive Loss	Total Equity
Balance, December 31, 2020	$39,154	$28,591	$(676)	$67,069
Contributions	—	192	—	192
Net income (loss)	(67)	2,066	—	1,999
Other comprehensive income:
Unrealized income on cash flow hedge	—	—	127	127
Distributions	(4,463)	(3,007)	—	(7,470)

Balance, March 31, 2021	34,624	27,842	(549)	61,917

Contributions	—	1,376	—	1,376
Net income	9,032	3,651	—	12,683
Other comprehensive income:
Unrealized income on cash flow hedge	—	—	120	120
Distributions	(6,649)	(2,491)	—	(9,140)

Balance, June 30, 2021	37,007	30,378	(429)	66,956

Contributions	—	144	—	144
Net income	12,264	3,124	—	15,388
Other comprehensive income:
Unrealized income on cash flow hedge	—	—	119	119
Distributions	(20,244)	(4,437)	—	(24,681)

Balance, September 30, 2021	$29,027	$29,209	$(310)	$57,926

See accompanying notes to unaudited interim consolidated financial statements.

Guardian Pharmacy, LLC and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited, In Thousands)

	Nine Months Ended September 30,
	2020	2021
Operating activities
Net income	$17,685	$30,070
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,897	12,410
Non-cash compensation cost	7,672	143
Provision for losses on trade accounts receivable	1,961	1,432
Fair value adjustment of contingent consideration	170	(8)
Other, net	785	(154)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	5,032	(6,217)
Rebates receivable	458	(415)
Inventories	(2,675)	(490)
Cash book overdrafts	(4,689)	1,358
Prepaid expenses and other current assets	(1,037)	(260)
Accounts payable	(2,585)	7,847
Accrued compensation	(1,480)	(2,515)
Other accrued liabilities	5,338	419

Net cash provided by operating activities	39,532	43,620

Investing activities
Purchases of property and equipment	(6,900)	(6,976)
Payment for acquisitions	(4,382)	(3,601)
Other	395	448

Net cash used in investing activities	(10,887)	(10,129)

Financing activities
Repayment of notes payable	(2,017)	(2,300)
Borrowings from line of credit	83,000	11,000
Repayment of line of credit	(90,000)	(11,000)
Principal payments on finance lease obligations	(2,741)	(2,246)
Fees paid related to financing activities	(94)	—
Payments related to acquisitions	(322)	(1,255)
Contributions from non-controlling interests	1,640	1,712
Distributions to non-controlling interests	(5,690)	(9,935)
Acquisition of non-controlling interests	(392)	—
Member distributions	(6,927)	(16,356)

Net cash used in financing activities	(23,543)	(30,380)

Net change in cash and cash equivalents	5,102	3,111
Cash and cash equivalents, beginning of period	275	6,449

Cash and cash equivalents, end of period	$5,377	$9,560

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$1,657	$781

Supplemental disclosure of non-cash investing and financing activities
Purchases of property and equipment through finance leases	$2,139	$1,634

See accompanying notes to unaudited interim consolidated financial statements.

Guardian Pharmacy, LLC and Subsidiaries

Notes to Unaudited Interim Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

1.	Description of Business and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited Consolidated Financial Statements include the consolidated accounts of Guardian Pharmacy, LLC and its subsidiaries (collectively, the “Company”), which include its wholly-owned subsidiaries and majority-owned subsidiaries in which the Company has control. All intercompany transactions and accounts have been eliminated. Results of operations of the Company’s majority and wholly-owned subsidiaries have been included from the date of acquisition.

The accompanying unaudited Consolidated Financial Statements are prepared in conformity with the generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial reporting. Accordingly, these interim unaudited Consolidated Financial Statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements. Certain footnote disclosures have been omitted that would substantially duplicate the disclosures in the Company’s audited Consolidated Financial Statements and accompanying notes as of and for the year ended December 31, 2020, unless information contained in those disclosures materially changed or is required by U.S. GAAP. In the opinion of management, all adjustments, including normal recurring adjustments, necessary for a fair statement of the consolidated financial statements as of and for the three and nine months ended September 30, 2020 and 2021 have been recorded. The results of operations for the three and nine months ended September 30, 2021 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2021, or any other period. These interim financial statements should be read in conjunction with the audited Consolidated Financial Statements and accompanying notes as of and for the year ended December 31, 2020.

COVID-19

In December 2019, a novel strain of the coronavirus, which causes the infectious disease known as COVID-19, was reported. The World Health Organization declared COVID-19 a “Public Health Emergency of International Concern” on January 30, 2020 and a global pandemic on March 11, 2020.

The global impact of the COVID-19 pandemic has continued to evolve. The extent of its effect on the Company’s operational and financial performance will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration, scope and severity of the pandemic, the actions taken to contain or mitigate its impact, and the direct and indirect economic effects of the pandemic and related containment measures, among others. Although the U.S. Food and Drug Administration has approved several vaccines for COVID-19 and other vaccines have also been approved internationally, the timing of widespread adoption of vaccines against COVID-19 in the United States or internationally, nor their potential impact on the Company’s line of business can be predicted at this time.

At September 30, 2021, the Company evaluated the current economic environment, including the current assessment of the impact of COVID-19, and there were no indicators of impairment of long-lived assets, including goodwill that required a quantitative test to be performed. Company estimates involve numerous assumptions about the future growth and potential volatility in revenues and costs, and future business strategy. Accordingly, accounting estimates may materially change from period to period due to changing market factors, including those driven by COVID-19. The Company will continue to monitor future events, changes in circumstances and the potential impact thereof. If actual results are not consistent with current assumptions and estimates, the Company may be exposed to impairment losses that could be material.

Guardian Pharmacy, LLC and Subsidiaries

Notes to Unaudited Interim Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

1.	Description of Business and Summary of Significant Accounting Policies (continued)

The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted in March 2020. The CARES Act provided for deferred payment of the employer portion of social security taxes through the end of 2020, with 50% of the deferred amount due December 31 2021, and the remaining 50% due December 31, 2022. The Company’s deferred payment of the employer portion of social security taxes related to wages earned as of September 30, 2021 was $5,344 of which $2,672 is reported with Other accrued liabilities and $2,672 is reported with Other liabilities on the Consolidated Balance Sheets as of September 30, 2021.

New Accounting Pronouncements

The following tables provide a brief description of recent accounting pronouncements that could have a material impact on the Company’s Consolidated Financial Statements:

New Accounting Standards Not Yet Effective
ASU Number and Name	Description	Anticipated Date of Adoption	Effect on the consolidated financial statements upon adoption
2016-13, 2018-19, 2019-04, 2019-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments	ASU 2016-13 and its subsequent corresponding updates will update the impairment model for financial assets measured at amortized cost. For trade and other receivables, held-to-maturity debt securities, loans and other instruments, entities will be required to use a new forward-looking “expected loss” model that generally will result in the earlier recognition of allowance for losses. For available-for-sale debt securities with unrealized losses, entities will measure credit losses as it is done today, except that the losses will be recognized as an allowance rather than a reduction in the amortized cost of the securities. These are various transition methods available upon adoption.	January 1, 2023.	The Company is currently evaluating the impact of adopting the standard on its consolidated financial statements.

2.	Acquisitions

The Company’s business model involves acquiring institutional pharmacies servicing long-term care facilities and their residents as well as residents in other care settings. The Company’s strategy includes the acquisition of freestanding institutional pharmacy businesses as well as other assets, generally insignificant in size, which are combined with existing pharmacy operations to augment internal growth.

The values of the identifiable intangible assets are based on the Company’s best estimate of the fair value of such assets on the respective acquisition date. The Company uses an independent valuation specialist to assist in determining the fair value of the identified intangible assets.

Guardian Pharmacy, LLC and Subsidiaries

Notes to Unaudited Interim Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

2.	Acquisitions (continued)

2020 Acquisitions

Jacksonville Acquisition

On February 1, 2020, Guardian Pharmacy of Jacksonville, LLC, acquired 100% of the interests in Atkinson’s Healthcare (“Atkinson’s”), a long-term care pharmacy, part of Atkinson’s Mart Incorporated, serving the Jacksonville, Florida market (the “Jacksonville Acquisition”).

The following table summarizes the fair value of the consideration for the Jacksonville Acquisition:

Total cash consideration transferred, closing	$1,450
Total cash consideration transferred, deferred	241
Contingent consideration	1,061

Total estimated consideration	$2,752

The contingent consideration arrangement requires the Company to pay up to $2,050 of additional consideration to the former owners of Atkinson’s if certain revenue and other payment targets are met over the eighteen month period subsequent to the acquisition. The fair value of the contingent consideration arrangement at the acquisition date was $1,061. The Company paid $914 during the three month period ended June 30, 2021 to settle this contingent consideration.

The excess of the consideration paid by the Company over the net amounts assigned to the fair value of the assets acquired and the liabilities assumed, is recorded as goodwill. The amount of goodwill reflects the expected synergies from the acquisition.

Based on the Company’s estimation of fair value, the following is a summary of the net assets acquired:

Jacksonville Acquisition
Total estimated consideration	$2,752
Net assets acquired:
Inventory	441
Property and equipment	38
Customer list	760
Other identifiable intangible assets	135

Total net assets acquired	1,374

Goodwill	$1,378

Given the pattern of economic benefit cannot be reliably determined, the customer lists are being amortized over ten years on a straight-line basis and the other intangible assets (including trademarks) are being amortized over seven years on a straight-line basis. The Company has included net assets and the results of operations for the for the Jacksonville acquisition on the Company’s Consolidated Financial Statements as of and from the acquisition date.

Guardian Pharmacy, LLC and Subsidiaries

Notes to Unaudited Interim Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

2.	Acquisitions (continued)

Ohio Acquisition

On September 1, 2020, Guardian Pharmacy of Cincinnati, LLC, acquired 85% of the interests in Mullaney Medical, Inc. (“Mullaney’s”), a long-term care, retail and durable medical equipment business serving the Ohio market (the “Ohio Acquisition”). The Ohio Acquisition extended the Company’s operations into this market.

The following table summarizes the fair value of the consideration for the Ohio Acquisition:

Total cash consideration transferred, closing	$2,932
Total cash consideration transferred, deferred	69
Contingent consideration	625

Total estimated consideration	$3,626

The contingent consideration arrangement may require the Company to pay up to $1,070 of additional consideration to the former owners of Mullaney’s if certain revenue and EBITDA targets are met over the one-year period subsequent to the acquisition. The fair value of the contingent consideration arrangement at the acquisition date was $625. The fair value of the contingent consideration as of September 30, 2021 is $1,070.

The fair value of the 15% non-controlling interest in Guardian Pharmacy of Cincinnati, LLC was estimated to be $596. The fair value of the non-controlling interest was estimated using a Monte Carlo simulation in an option pricing framework (a method of applying the income approach).

The excess of the consideration paid by the Company over the net amounts assigned to the fair value of the assets acquired and the liabilities assumed, is recorded as goodwill. The amount of goodwill reflects the expected synergies from the acquisition.

Based on the Company’s estimation of fair value, the following is a summary of the net assets acquired:

Ohio Acquisition
Total estimated consideration	$3,626
Net assets acquired:
Inventory	869
Property and equipment	256
Customer list	855
Other identifiable intangible assets	190
Accrued liabilities	(79)
Non-controlling interest equity	(596)

Total net assets acquired	1,495

Goodwill	$2,131

Given the pattern of economic benefit cannot be reliably determined, the customer lists are being amortized over ten years on a straight-line basis and the other intangible assets (including trademarks and non-compete agreements) are being amortized over five years on a straight-line basis. The Company has included net

Guardian Pharmacy, LLC and Subsidiaries

Notes to Unaudited Interim Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

2.	Acquisitions (continued)

assets and the results of operations for the for the Ohio acquisition on the Company’s Consolidated Financial Statements as of and from the acquisition date.

2021 Acquisitions

Second Ohio Acquisition

On May 1, 2021, Guardian Pharmacy of Cincinnati, LLC, acquired 100% of the interests in Hutcheson Homecare Pharmacy Inc., (“Hutcheson”), a long-term care pharmacy serving Ohio market (the “Second Ohio Acquisition”).

The following table summarizes the fair value of the consideration for the Second Ohio Acquisition:

Total cash consideration transferred, closing	$3,600
Total cash consideration transferred, deferred	271
Contingent consideration	238

Total estimated consideration	$4,109

The contingent consideration arrangement requires the Company to pay up to $300 of additional consideration to the former owners of Hutcheson if certain revenue targets are met over the twelve month period subsequent to the acquisition. The fair value of the contingent consideration arrangement at the acquisition date was $238. The fair value of the contingent consideration as of September 30, 2021 is $300.

The excess of the consideration paid by the Company over the net amounts assigned to the fair value of the assets acquired and the liabilities assumed, is recorded as goodwill. The amount of goodwill reflects the expected synergies from the acquisition.

Based on the Company’s estimation of fair value, the following is a summary of the net assets acquired:

Second Ohio Acquisition
Total estimated consideration	$4,109
Net assets acquired:
Inventory	771
Property and equipment	329
Customer list	802
Other identifiable intangible assets	30

Total net assets acquired	1,932

Goodwill	$2,177

Given the pattern of economic benefit cannot be reliably determined, the customer lists are being amortized over ten years on a straight-line basis and the other intangible assets (including trademarks) are being amortized over seven years on a straight-line basis. The Company has included net assets and the results of operations for the for the Second Ohio acquisition in the Company’s Consolidated Financial Statements as of and from the acquisition date.

Guardian Pharmacy, LLC and Subsidiaries

Notes to Unaudited Interim Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

3.	Fair Value Measurements

The Company utilizes the three-level valuation hierarchy for the recognition and disclosure of fair value measurements. The categorization of assets and liabilities within this hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. The three levels of the hierarchy consist of the following:

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•

Level 2 - Inputs to the valuation methodology are quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active or inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.

•

Level 3 - Inputs to the valuation methodology are unobservable inputs based upon management’s best estimate of inputs that market participants could use in pricing the asset or liability at the measurement date, including assumptions about risk.

Financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and long-term debt. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short maturity of these instruments. The Company estimates that the carrying amount of debt approximates fair value due to the fluctuation of variable interest rates with market movement.

The following table summarizes the valuation at fair value of financial instruments measured on the Company’s Consolidated Balance Sheets:

	Level 1	Level 2	Level 3
December 31, 2020
Liabilities:
Interest rate swap(1)	$—	$676	$—
Contingent consideration payable(2)	—	—	2,539

Fair value of financial instruments	$—	$676	$2,539

	Level 1	Level 2	Level 3
September 30, 2021
Liabilities:
Interest rate swap(1)	$—	$310	$—
Contingent consideration payable(2)	—	—	1,855

Fair value of financial instruments	$—	$310	$1,855

1)

The interest rate swap was measured using widely accepted valuation techniques. This analysis reflects the contractual terms of the derivative, including the period to maturity, and uses observable market-based inputs that include interest rate curves.

Guardian Pharmacy, LLC and Subsidiaries

Notes to Unaudited Interim Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

3.	Fair Value Measurements (continued)

(2)

The fair value measurement of the contingent consideration obligations arising from acquisitions is based upon Level 3 inputs including, in part, the estimate of future cash flows based upon the likelihood of achieving the various earn-out criteria. Changes in the fair value of the contingent consideration obligations are recorded in Acquisition related and other expenses.

There were no transfers between Level 1 and Level 2 of the Fair Value Hierarchy.

The following table provides a reconciliation of the activity for the Level 3 contingent consideration fair value measurements during the period ended September 30, 2021:

Balance at December 31, 2020	$2,539
Current year acquisitions	238
Fair value adjustment	(8)
Payments	(914)

Balance at September 30, 2021	$1,855

4.	Derivatives

The Company uses a financial-based derivative contract to manage exposure to interest rate risks. U.S. GAAP requires companies to recognize all derivative instruments as either assets or liabilities on the balance sheet at fair value. As such, the fair value of the derivative instrument of the Company is reported within Other accrued liabilities on the Consolidated Balance Sheets. For this derivative instrument, designated as a cash-flow hedge, the effective portion of the gains or losses of the derivative is reported within Accumulated other comprehensive loss on the Consolidated Balance Sheets until the hedge transaction is recognized in earnings. As of September 30, 2021 the Company does not expect any material gain/loss to be reclassed to earnings in the next twelve months. The Company recorded $676 and $310 with Other accrued liabilities for the periods ended December 31, 2020 and September 30, 2021, respectively.

5.	Commitments and Contingencies

The Company is subject to legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the disposition of these claims will not have a material adverse impact on the Company’s consolidated financial position or results of operations.

6.	Share-based Compensation

Guardian and certain of its subsidiaries have a liability for awards in the form of Restricted Interest Units. These cash-settled awards are recorded as liabilities until payout is made or the award is forfeited. These units vest in their entirety on the third anniversary of their grant date. Vesting is subject to continued service. Compensation costs determined at the date of the awards are recognized ratably over the vesting period based on the value of the award. The value of the equity awards is remeasured and presented as Share-based compensation liability on the accompanying Consolidated Balance Sheets at the end of each reporting period based on the change in calculated value of one share pursuant to the prescribed calculation contained in the Restricted Interest Purchase Agreements. The value of the award is based on the historical

Guardian Pharmacy, LLC and Subsidiaries

Notes to Unaudited Interim Consolidated Financial Statements

(Dollar Amounts in Thousands, Unless Otherwise Stated)

6.	Share-based Compensation (continued)

performance of the Company. The liability and corresponding expense are adjusted accordingly until the award is settled. Vested Restricted Interest Units are typically repurchased by the Company upon termination of employment at the prescribed value.

For the nine months ended September 30, 2020 and 2021, the Company recognized $7,672 and $143 of compensation costs, respectively, related to these awards with selling, general, and administrative on the Consolidated Statements of Income. Cash settled awards for the nine months ended September 30, 2020 and 2021 were not material to the Consolidate Financial Statements.

7.	Other

Settlement

In the nine months ended September 30, 2021, the Company reached settlement agreements and received cash proceeds of $4,553 related to payor reimbursement, which are recorded within Revenues on the Consolidated Statements of Income for the nine months ended September 30, 2021.

Distributions

During the quarter ended September 30, 2021, the Board of Managers approved a $15,000 distribution to be paid to holders of its Preferred Units and Common Units of record as of September 30, 2021, which is in accordance with the terms of the Operating Agreement. The distribution is reflected within Distributions payable on the Consolidated Balance Sheet at September 30, 2021.

8.	Subsequent Events

In October 2021, the Company approved a $3,015 normal course operating distribution to be paid to its minority shareholders at the subsidiary level in accordance with the terms of each respective subsidiary limited liability company operating agreement. The Company made the distribution payment in November 2021.

Through and including                , 2021, (the 25th day after the date of this prospectus), all dealers effecting transactions in the Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                    Shares

Class A Common Stock

P R O S P E C T U S

BofA Securities

Morgan Stanley

Raymond James

Truist Securities

                , 2021

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of Class A common stock being registered hereby. All amounts shown are estimates except the SEC registration fee, the FINRA filing fee and the NYSE listing fee.

Amount to be Paid
SEC registration fee	$
FINRA filing fee
Initial NYSE listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer Agent and Registrar fees
Miscellaneous fees and expenses
Total

Item 14. Indemnification of Directors and Officers

Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Our bylaws that will be effective upon the completion of this offering provide for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation that will be effective upon the completion of this offering provides for such limitation of liability.

We maintain standard policies of insurance under which coverage is provided (a) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments we may make to our officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

In any underwriting agreement we enter into in connection with the sale of Class A common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

We have not sold any securities within the past three years that were not registered under the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Number	Description

1.1**	Form of Underwriting Agreement

2.1**	Form of Agreement and Plan of Merger, by and among Guardian Pharmacy, LLC, Guardian Pharmacy Services, Inc. and Guardian Merger Corp.

3.1**	Certificate of Incorporation of Guardian Pharmacy Services, Inc., as currently in effect

3.2**	Bylaws of Guardian Pharmacy Services, Inc., as currently in effect

3.3**	Form of Amended and Restated Certificate of Incorporation of Guardian Pharmacy Services, Inc., to be effective upon completion of this offering

3.4**	Form of Amended and Restated Bylaws of Guardian Pharmacy Services, Inc., to be effective upon completion of this offering

4.1**	Form of Stockholders’ Agreement, by and among Guardian Pharmacy Services, Inc. and the stockholders party thereto

5.1**	Opinion of Jones Day

10.1**†	Form of Indemnification Agreement for Officers and Directors

10.2**	Third Amended and Restated Loan and Security Agreement, dated as of April 23, 2018, by and among Guardian Pharmacy, LLC, the subsidiary guarantors from time to time party thereto, Regions Bank as administrative agent and collateral agent, and the lenders from time to time party thereto

10.3**	First Amendment to Third Amended and Restated Loan and Security Agreement, dated as of December 3, 2019, by and among Guardian Pharmacy, LLC, the guarantors party thereto, the lenders party thereto, and Regions Bank as administrative agent and collateral agent

10.4**	Second Amendment to Third Amended and Restated Loan and Security Agreement, dated as of March 20, 2020, by and among Guardian Pharmacy, LLC, the guarantors party thereto, the lenders party thereto, and Regions Bank as administrative agent and collateral agent

10.5**	Form of Guardian Pharmacy Services, Inc. 2021 Equity and Incentive Compensation Plan

21.1**	List of Subsidiaries of the Registrant

23.1**	Consent of Ernst & Young LLP

23.2**	Consent of Jones Day (included in Exhibit 5.1)

99.1**	Consent of John Ackerman to be named as a director

99.2**	Consent of William Bindley to be named as a director

Number	Description

99.3**	Consent of Steve Cosler to be named as a director

99.4**	Consent of David Morris to be named as a director

99.5**	Consent of Mary Sue Patchett to be named as a director

99.6**	Consent of Thomas Salentine, Jr. to be named as a director

*	Filed herewith.
**	To be filed by amendment.
†	Management contract or compensatory plan.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Atlanta, State of Georgia on                  , 2021.

Guardian Pharmacy Services, Inc.

By:
Fred P. Burke
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
Fred P. Burke	President and Chief Executive Officer and Sole Director (Principal Executive Officer)	, 2021

David Morris	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	, 2021

II-4